BRITISH AMERICAN TOBACCO

CELEBRATING A CENTURY OF EXCELLENCE



BRITISH AMERICAN TOBACCO SOCIAL REPORT 2001/2002

British American Tobacco p.l.c. in the UK and British American Tobacco Group companies in 13 other countries are reporting in our first cycle of social reporting. Stakeholder dialogue is central to our approach.

This is the British American Tobacco p.l.c. Social Report. It focuses on issues raised in dialogue in the UK involving Group companies, includes information on matters raised in dialogue involving other Group companies, and provides overview information and data on Group companies' activities.

Views expressed in this publication are those of British American Tobacco p.l.c., except where they are the reported views of stakeholders or are responses to stakeholders from Group companies. References to British American Tobacco when denoting opinion refer to the company British American Tobacco p.l.c. and when denoting tobacco business activity refer collectively to its group of operating companies.

CSR VERIFICATION

Bureau Veritas verification symbols

Throughout this report Bureau Veritas indicates where it has verified the content using three verification symbols:

Process: Information has been checked for accuracy and is derived using a verified AA1000 process

Base Data: The facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: Numerical data has been checked for accuracy and/or source

Expressions of opinion held by British American Tobacco are not within the scope of the verification.

Responses to stakeholders are verified using the Process symbol. Responses in this report are those given in dialogue as well as those developed subsequent to dialogue, which are also verified using the Process symbol where the response is in accordance with AA1000 principles. For more information, see the Verification statement, page 113.

Contents

FOREWORD
MARTIN BROUGHTON



Martin Broughton, *Chairman*
British American Tobacco p.l.c.

Tobacco products pose real risks to health and our industry can be seen as controversial. We therefore believe it is all the more important that our business is managed responsibly and in line with the reasonable expectations of our stakeholders.

This is our first social report and it is part of a serious commitment to embedding the principles of Corporate Social Responsibility (CSR) in the British American Tobacco Group.

In approaching social reporting, we knew that we would have to work to overcome barriers to trust. So we felt it was very important that we should follow particularly rigorous reporting standards.

Fewer than 20 of the FTSE 100 companies report on social performance and fewer than half of those say they work to the AA1000 Standard or the Global Reporting Initiative guidelines. We have opted to work to both, and to incorporate face-to-face stakeholder dialogue, rigorous independent verification, and a thorough approach in which individual Group companies and British American Tobacco p.l.c. produce their own reports. We have also established a formal CSR governance structure.

We are grateful to our external advisers for a great deal of expert guidance. They confirm that we are following a best practice path. We are also grateful to our UK dialogue moderator, the Rt. Rev. Dr. David Jenkins, and the facilitator, the Rev. Dr. Charles Yeats of Durham Ethics.

We certainly do not claim to know all the answers to CSR. This is the beginning of a journey, with some way to go. However, best practice is our goal and we are working hard towards it. We welcome feedback from all our stakeholders on the extent to which you feel we are achieving it.

Managing tough issues and discussing them with stakeholders are not new to us, although it is new for us to adopt systematic, independently run and externally verified stakeholder dialogue and reporting. We have worked for a century in diverse countries and cultures to engage with the many government,

community, scientific, employee, consumer and supplier constituents who form the world in which we operate. We have long valued partnerships and the perspective that others can bring to everything we do.

It is a matter of great regret to me that in recent years, achieving dialogue with some of our stakeholders has become more difficult, particularly in developed countries. It concerns me, too, that this has occurred at a time when society's expectations of business have increased, especially for large transnationals like ours operating in the 'globalised' economy. We have much to offer in helping to address the problems that concern our stakeholders, including supporting soundly-based tobacco regulation and reducing the impact of tobacco consumption on public health.

Through this report and our Group companies' reports, and through continuing dialogue, we hope to develop better understanding of what stakeholders expect of us, and wherever possible to identify potential solutions.

Some say that 'tobacco and responsibility' just don't go together – that a business can't be responsible if its products can harm people. However, our products are legal and no government seeks prohibition. The millions of consumers who buy tobacco and the thousands of farmers who grow it are not about to vanish. We believe the very nature of our products reinforces the need for a responsible approach to managing them. We also think it would be self-defeating if CSR were to become an exclusive club, admitting only businesses judged 'safe and pure'. Who would be the gatekeepers, and how would the toughest issues be addressed constructively? CSR is a challenge in a business involving risky products. But living by its principles is a challenge we are ready and willing to accept.

Looking to the future, we see it as entirely possible to continue being a thriving competitive group of companies building sustainable shareholder value and living by the principles of corporate social responsibility.

So we are not about to 'shut up shop'. We will go on dealing with the issues. We will go on working to adapt to the world in which we do business, however difficult it may be, and however suspiciously some of our more trenchant critics regard us. I hope, and believe, that if we can continue engaging with more of our stakeholders, including our critics, they will find us open minded and willing to play a real part in solutions to the issues that concern them. We do not always know what the right solutions may be but through dialogue with our stakeholders we aim to continue finding out.

We do not see CSR as about 'PR spin' or window dressing. It is about ensuring best practice in all aspects of our business conduct. We are committed to working to build trust, to listening and responding, and to balancing contrasting stakeholder expectations with each other and with our proper commercial goals.

Mark Broughton

PAUL ADAMS



Paul Adams, *Managing Director*
British American Tobacco p.l.c.

I have readily accepted the role of championing CSR and social reporting throughout the Group. I see it as an opportunity, like our aspiration to launch potentially reduced exposure products, or our move to marketing with less mass media and more one-to-one relationships with adult smokers, that will help us further in taking account of society's concerns.

We are not only reporting in the UK, but a number of our local companies are also listening, responding and reporting to their own stakeholders, whose expectations can vary greatly. I am particularly pleased by the feedback I have received from these companies around the world on how worthwhile and productive they have found the process. This enthusiasm will help to embed the principles of CSR more widely around the Group.

I engaged in the UK dialogue. For me, it was a challenging, occasionally humbling but ultimately very rewarding experience. I believe it was challenging for many of our stakeholders too, and I am very grateful for their significant contribution, particularly given the understandable scepticism that some clearly felt. We wanted stakeholders to feel able to offer their views, concerns and questions in as neutral and open minded an atmosphere as possible, and we are also very grateful to the many independent dialogue facilitators worldwide who have worked to create this climate.

We recognised that some stakeholders would be unwilling to engage with us at all. We understand that trust can be fragile and difficult to build. It was disappointing that in this first cycle we did not make as much progress as I had initially hoped but with hindsight it was perhaps inevitable.

Certainly for us, the emphasis in this initial stage was more on listening and learning than on hasty action plans.

However, I feel that we did begin to build more mutual understanding and that some stakeholders may even have been surprised by positive actions our companies are already taking and in some cases have been taking for many years.

Certainly for us, the emphasis in this initial stage was more on listening and learning than on hasty action plans. I do not yet know our destination but my own involvement has convinced me that the journey we have begun is one we must undertake. We are genuinely committed to engaging transparently with our stakeholders and to seeking ways that may enable the more reluctant amongst them to discuss their views with us, however critical.

I engaged in the UK dialogue. For me, it was a challenging, occasionally humbling but ultimately very rewarding experience.

I hope that if some stakeholders do not trust British American Tobacco, they may be able to trust the process to which we have committed ourselves, involving the highest standards for reporting to society that our external advisers could identify.

Looking forward, we know that dialogue and reporting are ultimately about actions. We ask that, now and in years to come, you judge us not by the swirl of words around our industry but by our actions. For our part, our companies aim to work continuously to manage the business to the high standards of corporate conduct and transparency expected of responsible businesses in a challenging age.

Looking forward, we know that dialogue and reporting are ultimately about actions.

Paul Adams.

BRITISH AMERICAN TOBACCO AT A GLANCE

British American Tobacco is the world's most international tobacco group, and the second largest stockmarket-listed tobacco group by global market share.

We do business in 180 countries, with a global market share of over 15 per cent. We are the only international tobacco group with a significant interest in tobacco leaf growing, operating 24 leaf programmes and 21 leaf processing plants, and working with some 250,000 tobacco farmers worldwide. The Group has 84 factories in 64 countries, processing some 660 million kilos of leaf and producing over 800 billion cigarettes a year. Our companies, including associated companies, employ over 80,000 people worldwide.

Our operations enable governments worldwide to gather some £14 billion annually in direct and indirect taxes, including excise duties on our products, almost 12 times the Group's profits after tax.

HISTORY

The British American Tobacco business was founded 100 years ago in 1902, and began operations in countries such as Canada, China, Japan, Denmark, Germany, New Zealand, South Africa and Australia – but not in the UK or the USA. By 1912, when its parent company was first listed on the London Stock Exchange, the Group's operations had extended to the West Indies, India, Ceylon (now Sri Lanka), East Africa, Java, Malaya (now Malaysia) and Nigeria.

By 1976, the business was a major part of the diversified industrial conglomerate group B.A.T Industries. In September 1998, following the demerger of B.A.T Industries' financial services businesses, the tobacco business again became 'stand-alone' with the listing of British American Tobacco p.l.c. on the London Stock Exchange. In 1999, the Group merged with Rothmans International.

CULTURAL DIVERSITY AND DEVOLVED STRUCTURE

As a business that has grown from international roots, British American Tobacco is not a typical 'western' organisation. We place a high value on cultural diversity in the work place, and on maintaining sensitivity to the diverse priorities, concerns, cultural and business environments of the countries in which our companies operate.

A key feature of the Group is its devolved structure, with each local company having wide freedom of action and responsibility for its market operations. Decisions are made as close as possible to the consumers, regulatory authorities, employees and other stakeholders of each business, within a framework of strategies, policies, standards and delegated authorities.

> KEY STATISTICS

	2001
Gross turnover	£25,694 million
Operating profit (before goodwill amortisation and exceptionals)	£2,771 million
Profit after tax	£1,179 million
Worldwide excise and tax contribution	£13.98 billion
Group Environment, Health & Safety expenditure	£40.3 million
Group Research & Development expenditure	£59 million
Global cigarette volumes	807 billion
Employees (including associated companies)	81,425
Global market share	15.1%
Countries where brands sold	180
Markets where largest market share	65+
Factories	84 in 64 countries
Number of shareholders (at 31 Dec. 2001)	81,439

Size of shareholding	*Number of holders*	*Percentage of issued ordinary share capital*
1 – 1,999	63,906	1.69
2,000 – 9,999	14,988	2.55
10,000 – 199,999	1,995	3.54
200,000 – 499,999	215	3.13
500,000 and over	335	89.09

BUSINESS AND SOCIETAL GOALS

Our vision is to achieve leadership of the global tobacco industry.

In quantitative terms, we define this in terms of market share, profit growth and shareholder value. We also define leadership qualitatively. Working in a controversial industry, we fully recognise and accept the significant responsibilities that our business entails.

We acknowledge that tobacco consumption poses real health risks and that smoking can be difficult to quit. Through open and constructive dialogue with our stakeholders, we aim to demonstrate that we are meeting our commercial objectives in a way that is consistent with reasonable public expectations of a responsible tobacco business in the 21st century. We are committed to deepening our understanding of what is expected of us as society's expectations change and to behaving responsibly in everything we do.

GUIDING PRINCIPLES

Our Guiding Principles describe key characteristics of our organisation, which we aim to nurture.

STRENGTH FROM DIVERSITY reflects the cultural mix within the Group and a working environment where employees' individual differences are respected and enjoyed. It also reflects our aim of harnessing diversity – of people, cultures, viewpoints, brands, markets and ideas – to create opportunities and strengthen performance.

OPEN MINDED reflects openness to change, opportunities and new ideas, including ways of addressing regulatory issues and the changing expectations in society. We seek to be active listeners, genuinely considering others' viewpoints and not prejudging.

FREEDOM THROUGH RESPONSIBILITY reflects the devolved nature of the Group and our belief that decisions should be taken throughout the organisation at the appropriate level, as close to the consumer as possible, and that decision makers should accept responsibility for their decisions.

ENTERPRISING SPIRIT has been a characteristic of our business through a century of operations. It is reflected in our ability to grow our business and its value within many challenging environments, through the confidence to seek out opportunities for success, to strive for innovation and to accept considered risk-taking as part of our way of working.

OUR APPROACH TO SOCIAL REPORTING

At British American Tobacco we are committed to continuous improvement. We recognise that the companies which adapt best to their constantly changing environments are those which are most willing to learn, particularly in an industry such as ours that can often be seen as controversial.

We have adopted social reporting to help us to embed the principles of Corporate Social Responsibility (CSR) within the Group, to meet greater demands for corporate transparency and to continue improving our management decision-making through sensitivity to changing expectations in society.

We have chosen to follow a particularly rigorous approach.

This involves:

- Putting stakeholder dialogue at the centre of our approach;
- Embedding our approach globally, with companies around the world engaging in dialogue and with both British American Tobacco p.l.c. and local companies producing regular reports;
- Following both the AA1000 and the Global Reporting Initiative (GRI) frameworks;
- Being measured against the AA1000 Standard through highly rigorous external verification.

We are advised that it is unusual for an organisation to adopt such a rigorous approach. All participating Group companies welcome feedback from stakeholders on the way we are going about it.

For contacts on this report, see We welcome your feedback, page 156.

> BRITISH AMERICAN TOBACCO SOCIAL REPORTING

- Stakeholder dialogue
- Embed globally
- AA1000 Standard
- GRI Guidelines
- Independent verification
- Governance
- External expert guidance

Companies in 14 countries, including the UK, have taken part in the first reporting cycle, starting in 2001 and reporting in 2002.

This British American Tobacco p.l.c. Social Report focuses mainly on issues raised in the UK stakeholder dialogue and includes extracts from dialogue involving Group companies outside the UK. It also provides overviews and globally-collated information on a number of key topics.

The references to stakeholder dialogue held by Group companies outside the UK reflect a 'snapshot in time', as not all the companies have reached the same stage in the reporting cycle at the time this report is published. All participating Group companies have, however, completed the first stage of dialogue.

British American Tobacco p.l.c. will report again in 2003, as will the Group companies who are reporting in 2002. As the cycles of stakeholder dialogue and reporting continue, further Group companies will join over time.

STAKEHOLDER DIALOGUE

As stakeholder dialogue is central to our approach, reporting throughout the Group is structured around the key topics raised in dialogue by stakeholders.

We recognise that stakeholder dialogue is not necessarily about agreement, but about listening and absorbing and, if possible, seeking areas of common ground and solutions. In this first reporting cycle, the emphasis has largely been on listening and building greater understanding.

Our initial dialogue objectives have been:

- To enable opportunities for ourselves and our stakeholders to learn more about each others' views, beliefs, activities and roles in society;
- To identify key issues;
- To enable the companies to respond to those issues and to establish areas of focus for dialogue going forward.

To remain flexible to adapting our approach, we also invited comment and suggestions throughout the dialogue on our approach itself.

Our future social reports will report on progress against the responses to stakeholders in the previous cycle, along with an account of new issues and further stakeholder dialogue and responses.

> FIRST PARTICIPATING GROUP COMPANIES

As well as overview reporting by British American Tobacco p.l.c., our process involves dialogue and reporting by Group companies around the world. Companies in 13 countries in addition to the UK have taken part in the first cycle and more will join over time. The initial countries were mainly chosen by the external CSR consultancy EQ Management and represent a balanced spread across the Group's geographic operating regions.

Africa and the Middle East:
South Africa, Uganda, Zimbabwe

America-Pacific:
USA

Asia-Pacific:
Australia, Hong Kong, Malaysia, Sri Lanka

Europe:
Germany, Hungary, Russia

Latin America and Caribbean:
Argentina, Brazil

LOCAL DIALOGUE AND REPORTING

To ensure local relevance and accessibility for local stakeholders and to reflect the Group's devolved management and decision-making structure, Group headquarters in London is coordinating the reporting process but not managing it.

At the request of the participating companies, our process in this first cycle did not seek to pre-determine the issues or areas of the business covered, so that stakeholders would be able to raise whichever topics they saw as priorities. The agenda in each country has been led by local stakeholder interest.

Our companies have developed local dialogue processes to enable them to respond to their particular cultural, economic and political environments, local regulatory regimes and differing local stakeholder attitudes towards the tobacco industry. They are reporting in the local language, and, where English is not the local language, are also reporting in an English translation.

The participating companies in each country have developed responses to the issues raised in dialogue and will build the means of measuring delivery of their actions, coordinated through the Group governance structure.

As they join the process, the companies in each country appoint a local Social Reporting Manager and establish a local CSR Steering Group chaired by the General Manager/CEO.

There is more about Group companies' dialogue arrangements in the Appendix: Stakeholder dialogue, page 120.

There is more about the Group CSR governance structure on page 20.

DIALOGUE STRUCTURE

We aimed to engage in dialogue with as broad a range of stakeholders as possible.

We define a stakeholder as any person or organisation on whom our business impacts or whose actions impact on us. Broadly this means governments, regulators, politicians, consumers; investors; employees; commercial and trade partners; scientific and medical community; local communities; welfare, family, education and religious groups; NGOs; campaigner/pressure groups.

Initial mapping of key stakeholder groups has been carried out in each country, based on company experience and where necessary the advice of external consultants. No stakeholder has been deliberately excluded from taking part.

We recognised at the outset that building greater trust with stakeholders would be necessary before we would be able to engage in dialogue. In some countries there were stakeholders who were suspicious or uncertain of our motives and felt unable to participate. We respect their positions and will seek to build on the dialogue to be increasingly inclusive going forward.

> ENGAGING STAKEHOLDER DIALOGUE

Our dialogue structure



Internal scoping + preparation
ENTRY PLAN
Stakeholder + issues mapping
Identify stakeholders for dialogue
LISTEN
Dialogue 1 – understand expectations
Identify gaps and develop responses
DECIDE
Dialogue 2 discuss responses + indicators
Implement + measure against indicators
DELIVER
Report + communicate

All participating Group companies are following a 4-step model (see diagram above) involving two main dialogue stages, with senior managers taking part. In Dialogue 1, the emphasis has largely been on active listening by company participants. In Dialogue 2, company responses are presented to stakeholders, who have an opportunity to offer views on how far the responses align with their expectations and to explore opportunities for further involvement.

INDEPENDENT FACILITATION

All participating Group companies have delegated the dialogue to be designed, run and facilitated by respected third party organisations and individuals who retained independence throughout.

Our companies in each country have appointed an independent facilitator and/or moderator who selected and contacted stakeholders from the initial stakeholder mapping exercise, with a view to obtaining a broad and balanced representation in dialogue.

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

The facilitators have structured the dialogue and reported on stakeholder inputs to the respective participating companies. All these dialogue reports have been verified by the independent verifier.

There is more about the dialogue facilitators in the Appendix: Stakeholder dialogue, page 120.

There is more about the independent verifier in Independent verification, page 18.

UK DIALOGUE

The moderator for the UK dialogue was the Rt. Rev. Dr. David Jenkins, the former Bishop of Durham, supported by the Rev. Dr. Charles Yeats of Durham Ethics as facilitator.

From the initial stakeholder mapping, Dr. Jenkins and Dr. Yeats made the detailed selection of the stakeholders they invited and also asked stakeholders to nominate others whom they thought should participate. Dr. Jenkins and Dr. Yeats structured and facilitated the dialogue sessions and collated the views expressed by stakeholders in detailed summaries.

For Dialogue 1, stakeholders were invited to put issues on the agenda. The main emphasis in Dialogue 1 was on company listening with some discussion. Wherever possible, stakeholders were encouraged to help determine how they were to be consulted in Dialogue 2, when company responses were presented and discussed with a wider group of stakeholders.



Church House, principal venue for UK dialogue sessions

In total, 167 individual stakeholders or representatives of stakeholder organisations were invited by Dr. Yeats to join one or more of the dialogue sessions. Of these, 34 individuals or representatives accepted and attended. Many stakeholders engaging in the UK dialogue felt that it would have benefited from wider participation. Our facilitator worked to include as many stakeholders as possible although many groups declined to take part. We address a number of points relating to issues raised by stakeholders in dialogue which were made by stakeholders who declined to attend the dialogue, but who expressed views by letter, in conversation with our facilitator and/or in public statements.

Our facilitator requested that all participants abide by the Chatham House Rule, which states that participants are free to use information received but that neither the identity nor affiliation of the speakers nor of any other participant may be revealed. We therefore do not attribute any stakeholder comments to those who made them.

Certain stakeholders expressed concern that their attendance might give rise to criticism, which we understand. We have therefore sought at every stage to reassure our stakeholders that their names and the names of their organisations would not be used in any way that might appear to enhance our own position. We therefore have not named organisations or individuals. The independent verifier has, however, verified the record of those invited and attending.

i There is more about the UK dialogue, including the categories of stakeholders invited and attending, in the Appendix: Stakeholder dialogue, page 120.

i There is more about the independent verifier in Independent verification, page 18.

> THE RT. REV. DR. DAVID JENKINS

The Rt. Rev. Dr. David Jenkins was Bishop of Durham from 1984-94. He is a leading theologian, whose views have often been provocative. In his recent book *Market Whys & Human Wherefores*, he argues for "renewed democratic politics to counter-balance or control the free market" and challenges the "stranglehold of market fundamentalism".

> THE REV. DR. CHARLES YEATS

The Rev. Dr. Charles Yeats teaches business ethics at the University of Durham Business School and Henley Management College. His organisation, Durham Ethics, works to support companies in their moral, social and environmental responsibilities.

SEEKING BEST PRACTICE

THE AA1000 STANDARD

All our participating Group companies are following the AA1000 Standard, a rigorous reporting standard established by the Institute of Social and Ethical AccountAbility.

The Institute of Social and Ethical AccountAbility, known as AccountAbility, is the pre-eminent international professional body supporting organisational accountability and sustainable performance. Current membership includes over 300 major businesses, NGOs, service providers, professional bodies, academics and research establishments.


AccountAbility
AccountAbility
(AA1000)
standard, guidelines and professional qualification
exposure draft - november 1999

AA1000 Framework guidelines

AA1000 was first published in November 1999 and was designed to improve accountability and performance with a process of learning through stakeholder engagement. It is a process standard covering the way that social performance reporting is carried out, and embodies a set of key principles which aim to encourage a high standard of transparency and impartiality.

AA1000 requires social reporting to meet the principles of:

- **Inclusivity:** consideration of the views and needs of stakeholders;
- **Completeness:** unbiased inclusion of all appropriate areas of social and ethical activity;
- **Materiality:** alignment of reporting with stakeholders' interests, expectations and needs;
- **Regularity and timeliness:** regular reporting;
- **Quality assurance:** verification of the process by an independent and competent third party;
- **Accessibility:** appropriate and effective communication to stakeholders of social performance and reporting;

- **Information quality:** relevance of information and its ability to enable comparisons with past performance or the performance of other organisations;

- **Embeddedness:** embedding of reporting processes and principles into policies, decision-making and management systems;

- **Continuous improvement:** recognised and audited steps to improve social performance in response to stakeholder inputs.

i There is more on how we have worked to meet each AA1000 principle in the Appendix: Aiming for alignment with AA1000, page 123. We welcome your views on our efforts to meet them.

> There is more on AccountAbility and AA1000 at the website www.accountability.org.uk

GLOBAL REPORTING INITIATIVE (GRI) GUIDELINES

The Global Reporting Initiative was convened in 1997 by the Coalition for Environmentally Responsible Economies, CERES, a US-based NGO, in partnership with UNEP, the United Nations Environment Programme, to produce guidelines applicable globally for voluntary use by organisations reporting on the economic, environmental and social dimensions of their activities.

The GRI Guidelines were first published in June 2000, after consultation in 51 countries, and are expected to evolve. They offer a reporting framework that promotes comparability between organisations, while recognising the practical considerations of collecting and presenting information across diverse organisations. The GRI recommends topics on which companies may report, with indicators of performance that they may use.

While this report is substantially shaped by the issues raised by stakeholders in dialogue, in the first cycle we have also reported against about 50 per cent of the GRI Social and Environmental indicators, being those currently measured within the Group, with the aim of informing stakeholders on our performance in areas not necessarily raised or raised less in dialogue. We aim to work with stakeholders to refine and develop the indicators to improve alignment with the GRI and with stakeholder expectations, for example, by adding indicators based on stakeholders' expectations in dialogue. We welcome your feedback on this approach.

There is more information at these websites:

> GRI guidelines: www.globalreporting.org

> The Coalition for Environmentally Responsible Economies, CERES: www.ceres.org

> UNEP, the United Nations Environment Programme: www.unep.org

> COMPONENTS OF GRI – SUSTAINABILITY REPORTING GUIDELINES

	SOCIAL	
Work place	**Suppliers**	**Human Rights**
Management Practices	Social Performance	Investment Screening
Health & Safety	Compliance with National and International Standards	Monitoring
Wages & Remuneration	Monitoring	Violations and Organisation's Responses
Non-Discrimination	**Products & Services**	Indigenous Rights
Training & Education	Social Impacts of Products	Security and Risk Assessment
Child Labour	Customer Satisfaction	Remuneration and Rehabilitation of Victims of Security Force Action
Forced/Bonded Labour		
Freedom of Association		
	ENVIRONMENTAL	
Consumption	**Suppliers**	**Land Use/Biodiversity**
Energy	Environmental Performance	Land Management
Materials	Compliance with National and International Standards	Habitats and Ecosystems
Water	Specific Environmental Impacts + Stakeholder Consultation	Impacts on Protected Areas
Emissions		**Compliance**
Greenhouse Gas	**Products & Services**	Nature of Non-Compliance with Standards, Treaties and Conventions
Ozone Depleting Gases	Environmental Impacts of the Product	
Land & Air Emissions		
Effluents + Discharges		
Recycling		

INDEPENDENT VERIFICATION

We have appointed Bureau Veritas as independent verifier, to verify the social reporting process against the AA1000 Standard for all participating Group companies.

Bureau Veritas is a professional services company that specialises in Quality, Health & Safety, Social and Environmental management, with a presence in over 120 countries.[1]

As Verifier, the role of Bureau Veritas is to:

- Monitor our performance throughout the process against the AA1000 Standard and report publicly on our degree of attainment;
- Audit and verify the accuracy of dialogue summaries compiled by independent facilitators;
- Audit and verify the accuracy of the stakeholder commentary, responses, case studies and social performance data in this and the local reports.

Bureau Veritas, an independent verifier with an operational network of 580 offices in 120 countries

Bureau Veritas has carried out measurement against AA1000 using VeriSEAAR©, a unique proprietary verification tool that it has developed as a result of our brief to work rigorously against the AA1000 requirements. VeriSEAAR© is owned by Bureau Veritas and has been welcomed by the Institute of Social and Ethical AccountAbility, which established the AA1000 Standard. It enables assessment of how far the Group companies in each country have met each individual AA1000 requirement. To date, this form of rigorous verification has not been carried out for any other organisation.

> There is more information at the Bureau Veritas website www.bureauveritas.com

i There is also more in the Verification statement, page 113.

1. The value of the social reporting verification work carried out by Bureau Veritas for Group companies from May 2001 – May 2002 was approximately £650,000. Separately over the same period, it conducted independent inspection activity within the Group to a value of approximately £130,000.

EXTERNAL EXPERT GUIDANCE

EQ Management is a social reporting and CSR consultancy which has helped us to scope our reporting process to the AA1000 Standard, including geographical and business coverage. Established in 1998 by former Body Shop managers, EQ advises companies, NGOs and government bodies on social responsibility management, offering objective advice on ethical strategy and helping to build internal capacity. It has worked with us during the first cycle, challenging our approach, stimulating our thinking and assisting in implementation.

EQ Management, specialist CSR advisors

There is more on EQ's work with us in the Appendix: Coverage of our social reporting, page 120

> EQ Management's website is www.eqmanagement.co.uk

> EQ MANAGEMENT – INITIAL REVIEW

Before helping to scope social reporting for British American Tobacco, EQ Management carried out an initial review of the business across a range of countries.

The opinions stated are those of EQ Management:

"Where dialogue was taking place it tended to be one-way communication aimed at trying to influence an adverse stakeholder group or assessing opinion. There were however some notable exceptions; for example Sri Lanka, Brazil, Costa Rica and Uganda were undertaking regular two-way dialogue.

"Channels of communication will need to evolve to enable stakeholders to place issues on the agenda.

"Stakeholders are largely unaware of BAT's 'social footprint' or its social performance.

"There is a strong social conscience within BAT's management and there are several examples of social issues being tackled by BAT in partnership with its stakeholders.

"BAT's structure enables its operating companies to operate with a high degree of independence. The companies therefore have a strong desire to respond to their local stakeholders on local issues.

"Many internal managers are supportive of social reporting only if its design and implementation are robust, thorough and credible."

GROUP CSR GOVERNANCE

We have established a formal governance structure to oversee and to help embed CSR performance and reporting within the Group. The governance structure aims to support the development of management systems for continuous embedding of CSR principles and for reporting to society to the AA1000 Standard.

It consists of:

British American Tobacco p.l.c.
CSR Board Committee
(Non-executive Directors)
Regional CSR Committees

Group guidance
Central CSR Steering Group
(senior functional managers)

Local companies
CSR Steering Group
(Local General Manager/CEO and Executive Committee)

> RT. HON. KENNETH CLARKE, QC, MP
Non-executive Deputy Chairman, British American Tobacco p.l.c.

A barrister and Queen's Counsel, Ken Clarke has been MP for Rushcliffe since 1970. He has served in various UK Governments as Secretary of State for Health, for Education and Science, as Home Secretary and as Chancellor of the Exchequer from 1993-97. He is also Non-executive Chairman of Savoy Asset Management plc, Deputy Chairman of Alliance Unichem PLC, and a director of the Foreign and Colonial Investment Trust plc and Independent News and Media (UK).

Ken says:
"I first came across British American Tobacco when I was inner-cities Minister, and encountered the Company's work as a good corporate citizen in supporting urban regeneration projects. Its approach to corporate social responsibility was important in my decision to join. I believe that British American Tobacco has an excellent record on the environment, health and safety, as a corporate citizen, and in the way it treats its employees.

"We must strive to ensure an impeccable reputation in every sphere and continue the dialogue with our stakeholders. There is room for debate with governments and the health community and we must enter it with the aim of reaching a consensus. Corporate Social Responsibility enables us to respond to issues raised from outside, to look constantly at what we're doing. Dialogue is part of an ongoing process and I hope that even our critics will be encouraged to participate."



CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

British American Tobacco p.l.c. Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee was established in 2001 alongside the existing Audit, Remuneration and Nominations Committees, the key committees of the Board of British American Tobacco p.l.c. The CSR Committee has a broad remit to evaluate and monitor the adequacy and compliance of the Company's management procedures and policies on social and environmental issues, and matters related to reporting.

It is chaired by the Rt. Hon. Kenneth Clarke QC MP, Non-executive Deputy Chairman of British American Tobacco p.l.c., and its members are the Non-executive Directors Rupert Pennant-Rea, Thys Visser, and Admiral Bill Owens. The CSR Committee meets at least twice a year and is attended by executive management, including the Chairman and Managing Director.

Supporting the main CSR Committee are Regional CSR Committees chaired by either the Managing Director or the Finance Director, which commenced in 2002 and plan to meet three times a year. Their role is to provide an interface between the reporting Group companies and the main CSR Committee. They also have a link to the Regional Audit Committees with respect to business risk and its management.

Central CSR Steering Group

Group social reporting is currently overseen and coordinated by the Central CSR Steering Group, chaired by the Head of Audit and Business Risk and consisting of senior representatives of each functional area of the business.

The Central CSR Steering Group is responsible for guidance on the quality, implementation and progress of social reporting and for reviewing stakeholder inputs. It monitors local company responses for consistency with global policies and standards and supports the CSR Committee.

The Steering Group meets regularly and reports to the Group's Management Board.

Local Group company CSR Steering Group

Each Group company engaging in social reporting establishes a CSR Steering Group chaired by the General Manager/CEO and consisting of senior local functional managers. It is responsible for the review of local stakeholder feedback, the development of local responses, the integration of CSR principles into local business activities, and overseeing the preparation of local social reports.

WHAT WE LEARNED IN THE FIRST CYCLE

We have learned much from the first cycle of dialogue and reporting but recognise that there is some way to go. For example, we have not yet been able to engage with the wide range of stakeholder groups which would have helped us to identify more clearly how stakeholders see the issues around our business and their expectations of a responsible tobacco business, particularly in contributing to solutions. We see this as a key area of focus going forward.

As a result, this report is lighter on 'Road Maps' and performance indicators than we might have hoped. However, it identifies many of the key issues and represents the start of a continuing journey. We will continue to seek increasingly inclusive stakeholder dialogue and, in future cycles, to build on a process to which we are fully committed.

Our main first learnings from dialogue in all countries so far are:

- A key lesson has been the importance of achieving shared clarity about the boundaries of company responsibility; what a commercial organisation may and may not do, the contributions it can make, how much further it can extend corporate responsibility, and its legal, political, commercial and moral boundaries. We hope to explore this further going forward.

i See Looking ahead, page 110.

- While both dialogue on controversial issues and developing company responses are challenging, progress is possible. Stakeholders have been prepared to devote time to dialogue, for which we are extremely grateful.

- Genuinely independent dialogue facilitators do exist, who are prepared to take on the challenge.

- We have learned that independent verification is of considerable value in assuring stakeholders that the process is objective and in helping to ensure consistency and quality of reporting across many different companies.

- We believed that a key area for dialogue with a tobacco company would be the 'product' area of the GRI Guidelines, covering product safety and risk and marketing standards. We had already developed an outline 'framework for social responsibility' which recognised the significance to stakeholders of the risky nature of our products and also included broader issues facing many large multinational companies (see illustration on page 23). The dialogue in all countries enabled us to test the validity of the framework and it was broadly validated by stakeholders. Dialogue has confirmed our understanding of the product and marketing issues and has helped us to identify key issues for focus and for further dialogue going forward.

- Dialogue provided opportunities to bridge 'knowledge gaps' for both ourselves and stakeholders, creating a valuable basis for developing better understanding. The first cycle centred almost entirely on dialogue with external stakeholders. Looking forward, we aim also to include more internal dialogue within the Group.

> A FRAMEWORK FOR CORPORATE SOCIAL RESPONSIBILITY

Our initial 'framework for corporate social responsibility' was validated in stakeholder dialogue



The product
Risk understanding & information
Risk reduction
Business integrity
Consumer information
Potentially 'lower risk' products
Youth smoking prevention
Marketing standards
Tobacco regulation
Corporate conduct and accountability

- Dialogue demonstrated significant differences between expectations of stakeholders in developing nations and 'western' countries. What stakeholders in the 'west' expect us to do in developing nations can differ markedly from the expectations of citizens in developing nations themselves. This has highlighted dilemmas for a multinational organisation such as ours in balancing conflicting stakeholder expectations but we believe it has validated our approach to multinational dialogue and reporting.

- Within countries themselves, stakeholder expectations could contrast and even conflict, again highlighting the importance for us in achieving balance.

- Many stakeholders found it difficult to understand that our devolved Group structure means we do not command and control individual Group companies. We hope and believe that, over time, our process will demonstrate that responses are appropriate and meaningful while potentially being different in different countries.

THE ISSUES

Many diverse issues were raised in the dialogue worldwide covering our business activity from the product to the materials supply chain.

A considerable amount of stakeholder interest focused on issues surrounding our products.

In this report, we address the issues that we believe most strongly concern the majority of our stakeholders. Local issues are addressed in detail in the local reports.

> STAKEHOLDER GLOBAL ISSUES LANDSCAPE

		Countries													
		United Kingdom	Argentina	Australia	Brazil	Germany	Hong Kong	Hungary	Malaysia	Russia	South Africa	Sri Lanka	Uganda	USA	Zimbabwe
Product	Consumer information	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Risk reduction	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓		✓	✓
	Under age smoking	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Marketing practices	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Political and regulatory issues	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Leaf Supply	Primary supply chain *(growers/curers)*	✓	✓								✓	✓	✓		✓
	Selection of suppliers	✓									✓		✓		
Environment	Bio-diversity				✓						✓	✓	✓		✓
	Factory emissions										✓		✓		
	Waste recycling										✓				✓
	Disposal of cigarette butts	✓		✓			✓	✓			✓				
Labour	Child labour				✓						✓	✓	✓		✓
	Environment, Health & Safety	✓									✓	✓	✓		✓
	Training and development										✓				✓
	Freedom of association	✓													
Corporate	Governance	✓	✓			✓					✓	✓	✓		✓
	Contraband and counterfeit	✓	✓	✓			✓	✓			✓	✓			
	Human rights	✓													
Community	Community involvement		✓				✓			✓	✓	✓			✓
	Philanthropy		✓		✓		✓			✓	✓	✓			✓
	HIV/Aids										✓				✓
Others	Lower tar products	✓	✓												
	Health impact research/ Social research		✓	✓	✓		✓		✓		✓	✓	✓		
	Responsibility for health costs		✓			✓	✓	✓		✓	✓	✓			✓
	Responsible smoking/ Environmental Tobacco Smoke	✓	✓	✓		✓	✓				✓	✓	✓		✓
	Diversification of crops/ tobacco dependence											✓		✓	✓

THE RISKS OF SMOKING, CONSUMER INFORMATION AND PUBLIC SMOKING



WHAT ARE THE ISSUES?

Along with the pleasures of smoking come real risks of serious diseases and smoking can be difficult to quit. Governments throughout the world have based their tobacco policies on this knowledge and have long been very active in informing the public accordingly.

But tobacco companies, including our Group, have been accused of denying that smoking is risky and denying that it is addictive.

There is also debate about Environmental Tobacco Smoke (ETS), also known as 'passive smoking'. Some say it poses health risks, and others, including ourselves, say there is no convincing evidence that ETS is a cause of chronic diseases such as lung cancer. However, debate continues about smoking in public places and in the work place, not least because in many countries smokers are increasingly a minority, and ETS can annoy and concern non-smokers, as well as some smokers.

In dialogue in the first 14 countries, we experienced little or no opinion that we deny that smoking is risky and that it can be hard to quit. However, there were many views about how tobacco companies should communicate this to consumers. Views varied, but across all countries there was an expectation that our companies do have a role in providing consumer information, with suggestions for improvements in what our companies do.

On public smoking, most stakeholder views were about ways to accommodate both smokers and non-smokers.

OUR VIEWS AND CURRENT PRACTICE

Risks of smoking and consumer information

- We believe that people should look to – and listen to – public health agencies as the prime source of information about the health risks of using tobacco. There is universal awareness that smoking is risky, not least because health agencies have successfully communicated the risks.

- We openly state that, put simply, smoking is a cause of certain serious diseases. We acknowledge that this is the most appropriate viewpoint for consumers and public health authorities. It has also for many years been the working hypothesis for much of our Research & Development work that has sought product modifications that might address the risks of smoking. We believe that all smoking is associated with some risk and that the best way to avoid a smoking-related risk is not to smoke. We also believe that there is no such thing as a 'safe' cigarette.

- We accept the popular understanding today that smoking is addictive, meaning that consumers find smoking pleasurable but can find it hard to quit, despite knowing that it poses risks to health. But we also believe it is important that smokers realise they can quit, given the necessary motivation and self-belief.

- Our business is not about persuading people to smoke. It is about offering quality brands to adults who have already taken the decision to smoke. We strongly believe that smoking should only be for adults who are aware of the risks.

- We believe that an informed adult decision to enjoy the pleasures of smoking, while balancing the pleasures against the risks, deserves to be treated like many other lifestyle choices that we all make. However, we agree with the public health community that the health impact of smoking should be reduced and we are committed to working with others to try to do that.

- We believe that consumers are entitled to relevant information about the tobacco products on offer to them, particularly information about the health risks related to the products. We believe that governments should play a central role in deciding on and providing such information, while tobacco companies should help by providing relevant information and reinforcing government messages through health warnings on all packs and advertising.

- It is our policy that Group companies put a health warning on every pack they sell everywhere in the world, whether or not we are required to do so by law. However, we believe that very large warning statements and images on packs are disproportionate and that warnings should not seek to destroy intellectual property rights.

- We support discussion about product ingredients other than tobacco with national governments and have disclosed substantial information to governments about the ingredients we add to our cigarette brands. For example, our submission of 28 February 2000 to the House of Commons Health Committee Inquiry, published on our website, lists the ingredients of all brands manufactured by British American Tobacco companies and sold in the UK.

Public smoking

- We acknowledge that Environmental Tobacco Smoke (ETS) can be a real annoyance and may be of concern to some non-smokers and smokers.

- In our view, there is no convincing evidence that ETS is a cause of chronic diseases such as lung cancer. However, we believe there are many occasions, such as when around infants and young children, where common sense dictates no smoking, and we believe that smokers should give due consideration to people who suffer from respiratory problems such as asthma.

- We are not in favour of draconian bans on public smoking and believe that governments, public health bodies, the tobacco industry and businesses in other sectors where people wish to smoke can work together on practical solutions to ETS. We support initiatives in various countries that aim to accommodate the needs of both smokers and non-smokers in public settings. Examples include the *AIR (Atmosphere Improves Results)* campaign in the UK and *Courtesy of Choice* with international hotel chains.

- We believe that the sensible and practical way forward is through voluntary approaches that encourage non-smoking areas to be provided in public venues, supported by good ventilation. We will continue to support initiatives that aim to reduce exposure to ETS for non-smokers, while balancing the rights of smokers.

WHAT DID STAKEHOLDERS SAY ABOUT THE RISKS OF SMOKING AND CONSUMER INFORMATION?

- Cease manufacturing toxic products **(Argentina)**; diversify into other areas **(UK)**.
- If British American Tobacco wish to act ethically then the first need is for them to acknowledge publicly and clearly not only the fact that smoking can kill people (this they have already acknowledged) but also the approximate magnitude of the risk (that about half of all smokers are eventually killed by tobacco) **(UK)**.
- We should acknowledge that many people face such difficulty in giving up smoking that it weakens the argument about personal choice **(UK)**.
- Adopt stronger and more visible health warnings on packs **(Uganda)**.
- Support Ministry of Health statements on tobacco risks and put full company contact information on all products **(Zimbabwe)**.
- Support health-care centres and organisations for the 'rehabilitation' of smokers and support and/or take part in smoking prevention programmes carried out by other organisations **(Argentina)**.
- Be more proactive in providing information to consumers, including for example the significance of tar, nicotine and carbon monoxide measurements **(Brazil)**.
- Provide greater/easier access for the public to information about smoking risks and engage with anti-smoking pressure groups through dialogue and providing information **(Hong Kong)**.
- Consumers need more information on how to interpret the tar/nicotine delivery numbers on the pack **(Hungary)**.
- Provide even-handed, balanced and comprehensive information on the health risks and fund research into smoking and social conditions with a view to providing effective consumer information **(Malaysia)**.
- Make health information booklets available to retailers, consumers and the public and consider new and creative ways to educate consumers about health risks **(South Africa)**.
- Raise awareness of the risks in general, for example by printing adverts in newspapers or on posters, putting information on inserts inside cigarette packs and providing information about bidis[1] **(Sri Lanka)**.

1. Note: Bidis are a traditional tobacco product prevalent in parts of south Asia. They are not made or sold by our Group companies. Bidis are roughly chopped pieces of tobacco leaves, often flavoured, rolled in a larger leaf and tied with cotton thread. They have no filters (so deliveries are often much higher than tailor-made cigarettes) and generally carry no health information. Bidis are inexpensive, and bidi smokers can greatly outnumber smokers of tailor-made cigarettes in countries such as Sri Lanka and India.

OUR RESPONSE TO STAKEHOLDERS

UK and generally

- We have no plans to diversify and are committed to continuing to build the value of our business, and to managing it responsibly and in line with our stakeholders' concerns.
- We offer commentary on the magnitude of the risks of smoking on page 34 in this section.
- We acknowledge that smokers can find smoking hard to quit and that any adult thinking of starting to smoke should consider that it may be difficult to stop later. However, many millions of people have quit smoking successfully and in some countries, such as the UK, there are almost as many ex-smokers as smokers. Smokers who want to quit should be encouraged and supported to do so and we believe it is important that smokers who decide to quit realise that they can, provided they have the motivation to quit and belief that they can.
- We acknowledge the risks of smoking and that smoking can be hard to quit and our companies will continue to work to make our views clear to governments, employees, consumers, the media, business partners, NGOs and shareholders.
- In response to dialogue, our companies will take steps to enhance their efforts to communicate about the risks of smoking, including considering setting up local websites similar to the global corporate site with information on smoking and health and links to independent sources of information.
- Actions proposed by our local companies in response to stakeholder requests will be reviewed to see whether they should also be applied in other countries.
- On subscribing to the International Marketing Standards (see **Marketing** section, page 51) our companies will place clearly visible health warnings on advertising material[1] as well as on packs, to the extent that this is not already done either voluntarily or in compliance with relevant laws.

Group companies

- Our company in **Uganda** will work with the regulatory authorities with a view to adopting a stronger health warning.
- Our company in **Zimbabwe** will enhance its work on communicating about smoking and health risks in clear and simple language and has created a consumer information phone line.

---

1. Note: The International Marketing Standards allow exceptions to health warnings on advertising in particular and small spaces which are clearly defined. The full text is in the Appendix, page 126.

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

- Our company in **Argentina** will continue, as it has done for more than 10 years, to support the activities of the Argentine Cancer Association to help it develop professional and social awareness to prevent cancer and will evaluate the possibility of supporting other NGOs. It will offer information about the work of NGOs in preventing smoking on its website planned for 2002.

- Our company in **Brazil** will formulate a plan to provide further information about the characteristics of cigarettes and the health risks involved on its website and through the media and will extend contact with members of the national Congress, health authorities, doctors, NGOs and the media.

- Our **Hong Kong** company will provide consumer information about smoking risks through media briefings, mailings to stakeholders, speeches, leaflets in the smoking lounge at the airport, on its consumer phone line and on the website it plans to build in 2002. It welcomes suggestions from stakeholders on how it may engage constructively with anti-tobacco groups.

- Our company in **Hungary** will continue to feature its phone information line for responding to consumer questions and will seek to build its relationships with health, media and civil organisations involved in smoking and health, including the National Health Council.

- Our company in **Malaysia** will work with interested third parties to facilitate the dissemination of smoking and health information in various print and electronic formats and will explore opportunities for funding independent research on relevant social-related tobacco issues, if such research could be helpful and add to consumer information.

- Our company in **South Africa** will produce and distribute to a large number of consumers a 'smokers' handbook' including smoking and health information, in addition to the smoking and health information on its website and via the free phone line on its cigarette packs.

- Our company in **Sri Lanka** cannot advertise directly in the media due to restrictions under its voluntary code of conduct but will apply tar/nicotine information on all new advertising at the point-of-sale, lend support to government sponsored consumer information programmes and install a consumer information telephone line.

WHAT DID STAKEHOLDERS SAY ABOUT PUBLIC SMOKING?

- Support local codes for smoking in public and the work place by sponsoring better ventilation in popular public venues where there is smoking **(UK)**.

- Educate consumers about considerate smoking **(Sri Lanka)**; support campaigns on mutual respect between smokers and non-smokers in public and private areas **(Argentina)**; educate the smoker about non-smokers' rights **(Brazil)**; encourage proper accommodation for smokers in social settings **(Zimbabwe)**; run sensitisation programmes for smokers and non-smokers **(Uganda)**.

- We should have a common worldwide position on ETS and support better ventilation initiatives, but, if it came to a choice between supporting better ventilation initiatives or putting resources into developing potentially 'reduced risk' products, we should focus our efforts on developing potentially 'reduced risk' products **(UK)**.

OUR RESPONSE TO STAKEHOLDERS

- We welcome suggestions from our stakeholders on how we can encourage the *AIR (Atmosphere Improves Results)* campaign and the Health and Safety Executive to cooperate effectively in developing practical ventilation solutions **(UK)**.

- We will pursue dialogue with stakeholders to establish what role, if any, we should have in providing advice to parents not to smoke around young children, especially babies, and advising smokers to be considerate of those with conditions such as asthma **(UK)**.

- Our companies will continue to support existing programmes on accommodating smokers and non-smokers and advising smokers about considerate smoking behaviour. For example, our company in **Sri Lanka** will launch the *Courtesy of Choice* programme in 2003 to educate consumers on considerate smoking, working with the hospitality industry to provide demarcated smoking areas with adequate ventilation. Our companies in **Argentina, Brazil, Zimbabwe** and **Uganda** have supported *Courtesy of Choice* for some years and will now work to extend it, including encouraging more hospitality venues to participate.

- The stakeholder comment on potentially 'reduced risk' products is addressed in the next section **Can the Risks be Reduced?**, pages 39-40.

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

> OUR VIEWS ON SMOKING AND HEALTH


smoking and health:
British American Tobacco
real progress for the real world

Real Progress for the Real World initiative

Our views on smoking and health, including information on the health impacts and on ETS, are widely published on our global corporate website **www.bat.com** and have also been communicated over time to media, political stakeholders, regulatory authorities, health agencies and many other stakeholders.

Several Group companies offer consumer advice on quitting smoking, print national quitline numbers on packs, offer information about non-tobacco ingredients added to products, have consumer information telephone lines, brief media on smoking and health issues and/or have websites offering information about the risks of smoking. We encourage helpful communication of consumer information across the Group.

It is our policy that health warnings are printed on all packs that Group companies sell everywhere in the world, regardless of whether local laws require it.

We actively discuss smoking and health issues with our employees, including through a current global initiative called *Real Progress for the Real World* to help ensure that our employees fully understand and feel able to talk about these important issues amongst their friends and families. Our aim is that this initiative reaches employees in all Group companies.

> MAGNITUDE OF THE RISKS OF SMOKING

The size of the risks involved with smoking are determined in epidemiology studies of groups of people. These studies typically report that groups of smokers have 10 to 20 times the incidence of certain diseases such as lung cancer, chronic bronchitis and emphysema when compared to non-smokers, though some studies report even higher risks for these diseases. Smoking is also associated with heart disease and a wide range of other diseases, some of which have lower relative risks than for lung cancer and emphysema.

It is not possible scientifically to extrapolate these group population statistics to determine the magnitude of risk in an individual.

Professor Sir Richard Peto, a world renowned researcher in the field of epidemiology, estimates that of those who start smoking regularly in their teenage years and keep on smoking steadily, half will die from a disease as a result of smoking (about one quarter in old age, i.e. older than 69; and one quarter in middle age, 35 to 69). He also notes that stopping smoking reduces these risks, in that even stopping in middle age, before having cancer or some other serious disease, avoids most of the later excess risk of death from tobacco consumption and that the benefits of stopping at earlier ages are even greater.

Our views on these types of extrapolations were given to the House of Commons Health Committee in our *Supplementary Memorandum* of 28 February 2000 (section on *'Statistics on smoking-attributable deaths'*) and are published on our corporate website **www.bat.com**, under Regulation, House of Commons Health Committee Inquiry.

We believe it is right that public health authorities inform people of the risks of smoking. However, in this *Supplementary Memorandum*, we point out that some commonly used estimates of smoking-attributable deaths present key problems including the lack of a fundamental scientific measure, the difficulty in extrapolating from one population group to another and the fact that all the diseases associated with smoking have more than one cause.

> COLLABORATIVE RESEARCH ON SMOKING AND HEALTH

We continue to support relevant basic research, particularly in the biological sciences, to improve understanding of the relationship between smoking and the various diseases associated with it.

The **Scientific Research Group**, comprising scientific experts from our Group companies' worldwide Research & Development facilities, meets regularly to review, with input from independent scientific experts, developments in the science of smoking and health and to consider external research proposals for funding in this field. External requests for Scientific Research Group funding are granted when the research proposed is relevant, of sufficiently high quality and where the area of investigation has not previously been comprehensively explored. We give independent researchers freedom to publish their findings with no editorial constraints.

Regrettably, it can be difficult for external researchers to accept tobacco industry funding even if they might want to. This is largely because Cancer Research UK, the Wellcome Trust, and other groups in the UK have given the opinion that scientific institutions should not accept funding from tobacco companies.



Scientific research at the Southampton laboratory

We believe this is a regrettable block on constructive and sound scientific work and we would very much welcome dialogue with these groups towards a constructive way forward.

> GREATER LONDON AUTHORITY INVESTIGATION INTO PUBLIC SMOKING


Smoking or non-smoking?
Smoky restaurants and bars can be unpleasant. It isn't reasonable for people to think they should be free to smoke wherever they like.
The Greater London Authority is looking at the issue of public smoking and we are pleased to be involved.
For smokers, the real risks of smoking are well known. Put simply, smoking is a cause of certain serious diseases and the best public health advice is not to smoke, or if you do, to quit.
Some people claim that non-smokers risk getting chronic diseases because of their exposure to tobacco smoke. But in our view, there is no convincing evidence of this.
However there are many occasions, such as when around infants and young children, where common sense dictates 'no smoking'. We also believe that due consideration should be given to people who suffer from respiratory problems such as asthma.
But this doesn't mean that outright bans, everywhere, are the answer. We support sensible solutions based on practicable initiatives by the hospitality sector to improve air quality and accommodate both non-smokers and smokers in comfort.
You can read our full submission to the GLA, and find out more about our views on all the tobacco issues, on our corporate website www.bat.com. You may be surprised by what you find.
British American Tobacco

Advertisement of our submission to the GLA on Environmental Tobacco Smoke

Currently, there are no statutory smoking restrictions for UK hospitality venues, but the hospitality industry has guidelines, the Charter on Smoking in Public Places. In 2001-02, the Greater London Authority (GLA) appointed a Smoking in Public Places Investigative Committee to examine the science of ETS and health, look at existing regulations, and suggest improvements.

British American Tobacco made a written submission to the Committee, and Dr. Chris Proctor, Head of Science and Regulation, presented orally. We also helped to fund a survey of London bars for the *AIR (Atmosphere Improves Results)* initiative, to gather hospitality industry views.

Our aim was:

- To engage in constructive dialogue and offer support in developing practical approaches to accommodate both non-smokers and smokers alike;
- To present our views on ETS, accommodation and smoking policies, with a view to supporting reasonable, rather than draconian, regulation.

We published our submissions on our website and actively explained our views through the media. We also gave our views on sensible solutions in an advertisement in the political magazine *New Statesman*, saying that while we don't believe that "outright bans everywhere are the answer ...it isn't reasonable for people to think they should be free to smoke wherever they like".

The GLA has published its report and is not advocating a ban on public smoking. It has identified practical steps to improve indoor air quality, including tax incentives to owners of pubs, bars, restaurants and other public places. We believe that the GLA has overstated the health effects of second-hand smoke but we are encouraged by the sense of balance in its recommendations, in contrast to 'blanket bans' introduced for example in Canada, New York and California. We will assess whether we may be able to offer further support.

CAN THE RISKS BE REDUCED?

WHAT ARE THE ISSUES?

The scientific studies linking smoking with diseases have prompted much research into whether cigarettes could be modified in some way to make them 'safer'.

Tobacco smoke is very complex, and it continues to be difficult to identify the biological mechanisms of the diseases associated with smoking. Regrettably, therefore, there are still no unequivocal, accepted laboratory-based tests for comparing the health risks of cigarette products with varying changes in cigarette design characteristics. Researchers have been working for a number of years to develop such tests, some with our support.

To date, substantially lowering tar has been the only development that has received support from governments and public health authorities. Even this approach has provoked subsequent criticism and controversy and some authorities say that lowering tar has not resulted in any health benefits. There is also considerable debate about the merits or otherwise of labelling lower tar cigarettes with descriptors such as 'Light' or 'Mild', with some regulatory moves to ban such descriptors.

There is also a question about whether 'moderation in smoking' might be a desirable theme for governments and health agencies to consider communicating to smokers. Some health authorities consider that 'moderation' messages might discourage smokers from quitting. The only way to avoid the risks of smoking is not to smoke, and the best way for smokers to reduce the risks is to quit.

However, research on groups of people suggests that starting later, smoking fewer cigarettes and quitting sooner could be amongst the steps that smokers might take to generally reduce risk levels.

OUR VIEWS AND CURRENT PRACTICE

- With about a billion adults worldwide choosing to smoke amidst universal awareness that it poses health risks, with tobacco products legal everywhere and no governments seeking prohibition, we believe that a great many people will continue to smoke in the foreseeable future.

- We believe that adults informed of the health risks of smoking are entitled to choose to smoke. At the same time, we share the desire of the public health community to reduce the health impact of smoking and we are committed to working with others to try to do that.

- There is no such thing as a 'safe' cigarette. However, it continues to be a priority for us to work towards the development of products which might offer lower risks and also be acceptable to consumers. Our research pipeline includes:

  – Continuing development of very low tar cigarettes;

  – Lower tar cigarettes with certain smoke constituents reduced further; and

  – Novel designs that significantly change the composition of smoke.

- We aspire to be the first to launch successfully a new generation of tobacco products with critical mass appeal that will, over time, be recognised by scientific and regulatory authorities as posing substantially reduced risks to health. We do not underestimate the scientific and regulatory difficulties but this will not detract from our commitment to pursuing this aim.

- There needs to be consensus about what changes to the product regulators might accept as reducing exposures. We believe that cooperation between regulators and companies such as ours with research and development skills can pave the way.

- There is currently considerable public health debate on whether the low tar/nicotine programme developed over the last four decades in cooperation with governments has been successful in reducing exposure to toxins and whether it has been beneficial in reducing health risks. However, we believe the programme was sensible and that it would be unwise to abandon low tar cigarettes.

- We believe that all those concerned about smoking and health should support the objective of being able to offer adult smokers an acceptable tobacco product that is recognised by independent scientists as potentially reducing exposures. It is certainly an important objective for us in meeting consumer and societal expectations of a responsible tobacco business.

- We believe it should be a shared priority for our industry, governments and regulatory agencies to obtain consensus on what tests and procedures might be put in place to evaluate product changes intended to reduce health risks.

- To develop and bring such products to the market requires numerous inter-related considerations and activities:

  - **The generation and sharing of scientific knowledge** to understand more precisely the relationship between smoking and smoking-related diseases, to guide possible product changes;

  - **The design and practical application of new product modifications** and/or concepts that reduce the biologically relevant exposure to whole smoke, and/or specific smoke constituents of concern;

  - **Robust scientific evidence** that such changes reduce biological activity in an appropriate range of relevant experimental test systems;

  - **Verification** that reductions seen under laboratory conditions in deliveries of whole smoke, and/or specific smoke constituents of concern, are likely to translate into reduced 'real world' product deliveries and, hence smoke constituent exposure, for adult consumers;

– **Confirmation** that proposed new products are likely to be acceptable to a significant number of adult consumers;

– **Agreement and endorsement** from independent scientific or regulatory bodies that particular product claims are warranted and meaningful, and consensus on how such claims could be communicated responsibly to adult smokers;

– **Independently validated scientific analyses and assessment** to determine potential long-term public health impacts of such products.

- On the basis of current knowledge it seems unlikely that the health risks from smoking will ever be eliminated. Hence, the way to avoid the health risks of smoking is not to start, and the best way to reduce those risks is to quit. Not starting, or quitting once started, should be first and foremost in public communications about potentially reduced exposure products. We endorse appropriate public health initiatives to reinforce these points.

WHAT DID STAKEHOLDERS SAY?

In the UK

- Regardless of the debate over 'lower risk' products, the company should market what it believes to be 'lower risk' products.

- Development of such products is worthwhile and the company should remain committed to it.

- Independent scientific testing protocols should be developed to support the launch of potentially 'lower risk' products.

- It is understood that such products have to be acceptable to consumers.

- There should be an appropriate balance between regulation and informed choice.

- If it came to a choice between putting resources into developing potentially 'lower risk' products or supporting better ventilation initiatives to address Environmental Tobacco Smoke, we should focus our efforts on developing potentially 'lower risk' products.

- Promoting 'moderation in smoking' was seen as primarily a responsibility of public health agencies, but we should engage with these agencies in developing consumer communications about moderation. We should continue to look at the question of moderation and try to achieve some kind of consensus with regard to health impact.

- The company should strive to be the lowest tar producer and distributor in all the markets in which it operates.

- In those markets in Latin America, Asia and Africa where our companies have over 50 per cent market share, they should control the level of tar consumed by introducing lower tar products through popular brands.

OUR RESPONSE TO STAKEHOLDERS

- We will continue to try to engage with regulators, health authorities and relevant scientific and medical specialists to establish scientific criteria for research protocols and product testing in the development of products which might offer lower risks.

- As an example, subject to a satisfactory outcome of our attempts to engage with such key bodies, we seek to test market such a product in the UK as soon as is practicable.

- On 'moderation in smoking', we will continue to seek to engage with government, public health bodies and the medical profession in discussing potential messages to smokers about smoking fewer cigarettes and quitting smoking sooner as steps that may help to reduce risk.

- We recognise that there is controversy about lower tar, both about how it is measured and whether lower tar products are associated with any reduction in population health risk, and we will seek to work with the relevant authorities to determine what is the best way forward.

- Group companies offer lower tar variants of many of their popular brands in all markets in accordance with consumers' preferences. Our sales of lower tar products represented over 30 per cent of our total sales volume in 2001. This figure includes brands or brand variants with tar readings in the range of 0-9 mg, those with 'light' indicators in the brand name including 'Suaves' and brands perceived by consumers as mild. Brands or variants with tar readings of 0-9 mg represented some 19 per cent of our total sales volume in 2001 (based on returns from 90 per cent of British American Tobacco markets taken as a representative sample).

> ADVANCE LIGHTS: 'A STEP IN THE RIGHT DIRECTION'

In one example of reducing specific smoke constituents, our US subsidiary Brown & Williamson has developed a new cigarette brand, *Advance Lights*, which has significantly lower levels of many toxins than the leading American lights brands.

Advance Lights use a new technology, combining a special three-part Trionic™ filter and a patented tobacco curing process, that selectively reduce some of the many toxins that are regarded by scientists as particularly harmful in tobacco smoke.

In November 2001, Brown & Williamson launched *Advance Lights* in a test market, Indianapolis.

Brown & Williamson points out that there is no such thing as a 'safe' cigarette and that there is not enough medical information to know if *Advance Lights* offers lower health risks.

It describes the brand as *"A step in the right direction"*, with *"all of the taste, less of the toxins"*.


ADVANCE
A Step In The Right Direction.
All of the taste...
Less of the toxins.
ADVANCE contains less toxins than the leading lights brands, thanks to a revolutionary new filter design and a patented new method for curing tobacco.
Made with premium tobaccos, ADVANCE offers all of the rich, satisfying taste you expect from a great lights cigarette. Less toxins and great taste...
Now that's an ADVANCE.
Trionic™ Filter
ADVANCE
Available in the Indianapolis Metro Area
There is no such thing as a safe cigarette, nor is there enough available medical information to know if Advance with less toxins will lower health risks.
SURGEON GENERAL'S WARNING: Cigarette Smoke Contains Carbon Monoxide.

Advertisement for Advance Lights

> US INSTITUTE OF MEDICINE

Last year, the Institute of Medicine (IOM), part of the US National Academy of Sciences, released a substantial report on its work to assess the science base for tobacco harm reduction. An important aspect that it considered was potentially reduced exposure products.

Scientists from our US subsidiary Brown & Williamson met with the IOM as part of that effort. One of the report's principal conclusions was: "For many diseases attributable to tobacco use, reducing risk of diseases by reducing exposure to tobacco toxicants is feasible." This conclusion was based on the assessment that studies demonstrated that for many diseases, reducing tobacco smoke exposure can result in decreased disease incidence with complete abstinence providing the greatest benefit.

We are encouraged by the report's conclusion that work on potentially reduced exposure products is feasible and justifiable on public health grounds. We also welcome the conclusion that the industry should be encouraged to work on reduced exposure products and offered realistic incentives to do so.

We believe the report offers clear encouragement for the belief that more rapid progress towards reducing the health impact of smoking can be made if the tobacco industry, governments, public health agencies and other interested parties work together as partners rather than adversaries.

> The full IOM report, *Clearing the Air: An assessment of the science base for tobacco harm reduction* is on the website www.nap.edu/books/0309072824

> 'LIGHT', 'MILD' AND 'LOW TAR' CIGARETTES

For many years, many governments, and some non-government organisations such as the World Health Organisation, took the view that while the best public health advice to smokers was to quit smoking, those who wished to continue to smoke should switch to brands with lower tar yields.

In the UK, the government and its Independent Scientific Committee on Smoking and Health considered over many years that lowering the tar yield of cigarettes was a sensible public health approach, and even encouraged limits to be set on the maximum permissible levels of tar, limits that have eventually become legislated throughout the European Union.

However, some government authorities, such as the US Surgeon General, have taken a different view on lower tar from the 1980s, and there are many countries that have not legislated limits on the maximum tar yields permitted in cigarette products and have instead focused on the advice to smokers to quit. There is currently considerable debate in the public health community as to whether lower tar yielding cigarettes are associated with any reduction in risk and whether the method used to measure these yields is useful. Some also claim that the use of descriptors such as 'Light' and 'Mild' could confuse smokers.

We have historically taken guidance from public health groups and have produced cigarettes with lower tar yields that responded both to the wishes of those groups and to consumer demand. We continue to seek to work with public health groups on the best way forward, both on the ways by which yields are measured and how the range in taste and strength in today's brand families should be communicated to consumers.

TACKLING UNDER AGE SMOKING

WHAT ARE THE ISSUES?

Under age smoking is of widespread concern in most countries of the world. We share the concern, although we recognise that some people find it hard to believe that we do.

Youth smoking is a societal problem and like many similar problems has numerous complicated causes that are not completely understood, although considerable research in many countries indicates that major factors are peer group pressure and influences within the family.

We are working hard to help tackle under age smoking through Youth Smoking Prevention (YSP) programmes, believing this to be a proper part of product stewardship. However, engagement with stakeholders has highlighted differences of opinion about the appropriateness of the industry's involvement in YSP programmes. Stakeholders' views vary markedly, illustrating one of the dilemmas faced by a very multinational Group. Actions that some stakeholders may attack can be welcomed by others, particularly in other countries and cultures.

OUR VIEWS AND CURRENT PRACTICE

- Group companies do not market to children and do not want children to smoke. This is an essential element of our culture and the way we conduct our business. Given the health risks, we strongly believe that children should not smoke and that tobacco should only be marketed to adult smokers in an appropriate way.
- We believe there is a real difference between attracting and holding the brand loyalty of adults who have chosen to smoke and encouraging children to smoke. So while our business livelihood is of course linked with people who choose to smoke, we aim to ensure that those people are only adults. We define adults as people aged at least 18, or older if the law in a particular country sets the legal age higher.
- We support laws on a minimum age for the sale of tobacco products, which some countries do not have, and penalties for retailers who break the law. We believe that laws against the sale of tobacco products to the under age rather than laws against their purchase are the best solution, as attempting to enforce penalties against young people for trying to purchase would be far less effective.
- In the UK, we have advocated that the legal minimum age for sales be raised from 16 to 18.
- Along with the other major international tobacco groups, in the last two years alone our Group companies have supported or run more than 130 programmes in over 70 countries to address the problem of under age smoking. We share experience globally with others in the tobacco industry and with governments and NGOs, in the hope that this will have a positive impact on preventing youth smoking.

- Depending on local circumstances and viewpoints, these programmes might include retail access campaigns to help retailers in blocking sales to youth, lobbying for minimum age laws, or educational activity aimed at discouraging youth from smoking. Some programmes involve advertising to communicate that youth shouldn't smoke, either to reach young people directly, or to support other programmes for retailers, teachers or parents. Increasingly, we are working to ensure that our YSP programmes are research-based so that they can offer measurable results.

WHAT DID STAKEHOLDERS SAY?

- In many countries, such as the UK, Malaysia, Zimbabwe, Hong Kong, Argentina, Brazil and Uganda, stakeholders asked us in the dialogue to enhance our YSP activity.

- However, other stakeholders, who did not participate in the dialogue, express suspicion of our motives. Some YSP programmes, such as those involving advertising of 'don't smoke' messages, have been criticised as a form of 'clandestine marketing'. Another concern is that programmes promoting non-smoking to children may unintentionally have the opposite outcome.

- It is a widespread stakeholder view that we can contribute to youth smoking prevention by ensuring that tobacco advertising minimises any effect on young people.

In the UK

- While some UK stakeholders who did not participate in the dialogue have said we should cease 'bogus' YSP campaigns, the dialogue participants said we should develop a comprehensive plan to prevent under age smoking in the UK, including educating children about the dangers of smoking. Clearly this poses a dilemma.

- The comprehensive plan suggested by UK stakeholders in dialogue included lobbying to raise the legal age for sales to 18 and promoting the licensing of retailers to sell tobacco.

OUR RESPONSE TO STAKEHOLDERS

- We agree that it is very important that something is done about youth smoking and we are sincere in wanting to play what we understand to be our part in any solution. However, we accept that any activities we undertake must be understood and supported by our stakeholders.

- We acknowledge that our involvement in YSP activity is a concern for some stakeholders and we accept that we should refrain from some types of activity in countries where local stakeholders strongly believe we should not be involved. Wherever our YSP activities are supported, we are committed to continuing with them.

- We are committed to continuing to ensure that none of our marketing activity is directed at, or particularly appeals to youth. Our International Marketing Standards (see **Marketing** section, page 55) are built on this premise and we remain open to stakeholders' views on how the Standards could evolve over time.

In the UK

- As a result of the views expressed by stakeholders we will seek further dialogue to help us clarify the most appropriate role for us to take in YSP solutions.

- In the meantime, we will temporarily withdraw UK support from the MTV *'Doesn't Smoke'* advertising campaign (described in this section, page 48), pending further dialogue. Some of our Group companies may continue it in their own programmes, reflecting differing local stakeholder attitudes.

- We will continue supporting CitizenCard in the UK, the voluntary and verifiable proof of age card for which we have been principal sponsor (see opposite page).

- We will continue to call on the UK Government to raise the UK minimum age for tobacco sales from 16 to 18, and explore with our stakeholders any constructive proposals on furthering this objective.

- We will monitor application of the International Marketing Standards by our UK operating company.

- We will continue to work closely with HM Customs & Excise to prevent illegal imports of our products to the UK, to help minimise youth access to illegal imports sold by 'black marketers'. We will also seek stakeholders' views on whether EU harmonisation of tobacco excise might be a practical step in reducing youth access to smuggled cigarettes.

- We will keep an open mind on retail licensing in the UK and will consider all views. However, we recognise potential pitfalls, in that licensing retailers to sell tobacco products could impose unnecessary bureaucracy and disproportionate cost on small retailers compared, for example, with supermarkets.

> UK: CITIZENCARD PROOF OF AGE SCHEME


CIT ZENCARD
01234567890
Kato Roberts
20 Jun 1984
WEST
BERKSHIRE
16/17
18 on 20 Jun 2002

CitizenCard proof of age card

CitizenCard is the UK programme that we will continue to support. In 2000, British American Tobacco entered a partnership with CitizenCard in the UK to give significant financial support to its youth proof of age card.

Previously, the scheme had limited resources for promotion, the onus was on children to apply themselves by filling out a form, and the cards were not free.

Our funding aimed to enable CitizenCard to issue the cards free to all secondary school children in the UK and to engage school visitors in publicising and issuing the cards, to build a secure website for children based on their CitizenCard number and to develop a business case to attract additional funding from other commercial partners.

The card was redesigned and relaunched in November 2000.

Before our funding, there were 36,000 card holders. CitizenCard believes it is now the largest and fastest-growing proof of age scheme in the UK and, as far as it knows, anywhere else in the world. It now has over 360,000 card holders and a target of 450,000 by the end of 2002.

The card has been supported by 12 UK police services and over 150 local authorities.

Over 60 Members of Parliament have participated in CitizenCard launches around the UK, and the initiative has been welcomed and endorsed by the Government.

> EUROPE: YSP TV ADVERTISING CAMPAIGN

The programme from which we will now temporarily withdraw UK support, pending further dialogue, is the MTV *Doesn't Smoke* campaign.

Doesn't Smoke was aired in 2001 as a £2.5 million, 14 week TV advertising campaign in 38 countries on the cable and satellite music network MTV Europe by British American Tobacco p.l.c., Philip Morris International and JT International.

The advertisements, which were thoroughly researched and had already been well received in Portugal and Russia, featured real non-smoking young people who made convincing role models, and carried the message that you can be 'cool' and not smoke.

Independent research on the campaign's effectiveness was conducted among samples of 800 12 to 17 year old MTV viewers in eight countries.


DOESN'T

Youth Smoking Prevention advertisement aired on MTV Europe

Key findings included:

- Overall, the impact of the campaign was strong and positive in all the countries surveyed;
- Recognition (photo prompted) was highest in Denmark (86 per cent) and Germany (82 per cent) and over 70 per cent in all countries except the UK (58 per cent) and Italy (50 per cent);
- When asked what the advertisements were for, the vast majority said (unprompted) they were about encouraging people not to smoke. In no country did more than 1 per cent think that the aim was to encourage smoking;
- When asked who ran the ads, in no country did more than 2 per cent mention tobacco companies;
- Approval of the message was high across all countries surveyed and the number disapproving was below 10 per cent in every country surveyed;
- There were widely different views on its likely effectiveness. In the UK 63 per cent thought the advertisements would work and 54 per cent in Germany, but only 21 per cent in France and 23 per cent in the Netherlands. It is possible that different cultural attitudes to smoking may explain this.

> RUSSIA: YOUTH SMOKING COALITION

In the late 1990s, the international tobacco companies in Russia were sponsoring several YSP initiatives and realised they needed support from all sectors of society for future initiatives to be meaningful and credible.

They formed a unique coalition, the Public Council on the Problem of Underage Smoking in Russia, which acts in partnership with government agencies and the health, educational and academic communities. The 74 strong membership includes tobacco industry representatives and several Parliamentary Deputies and Ministry of Health officials. YSP programmes are funded by the five participating tobacco companies, including British American Tobacco, and are delivered by appropriate experts.

Recent achievements include:

- The Council was instrumental in rallying public support for a new minimum age law for tobacco sales, passed in July 2001;
- Research in 2000 by the Comparative Social Studies Institute, identifying the scope of youth smoking in Russia, which was widely communicated to opinion formers and parents;
- Counselling in 50 Moscow schools for children who want to quit smoking;
- Guidance for parents on dealing with youth smoking, supplemented by materials in a popular health magazine;
- The teen *Doesn't Smoke* advertising campaign on TV and posters, including in schools;
- A teen TV programme hosted by a popular children's TV personality which *emphasises healthy lifestyles and safe* sex, where the *Doesn't Smoke* advertising was shown in commercial breaks;
- The first schools initiative of its kind in Russia, *My Choice*, empowering teens to make smart choices about tough adolescent issues including smoking, for 20,000 students in 28 regions;
- A centre where scientists offer youngsters and parents YSP advice and tips on quitting, now planned for further promotion in schools;
- A *We do not sell cigarettes to minors* retail campaign with the National Trade *Association for over 50,000 retail outlets* in 70 cities;
- A Public Council website launched in 2001, **www.youth-non-smoking.ru**

Future plans include developing *My Choice* further for 3,000 schools in 28 regions in 2002, rolling out the *It's the Law!* retail programme to thousands of outlets in more major Russian cities and more public awareness campaigns in the media.

> MEXICO: RETAIL ACCESS CAMPAIGN

In two years, Mexico's retail access prevention campaign grew from zero to cover more than 200,000 outlets, which sell 80 per cent of the country's cigarettes, and has earned Ministry of Health endorsement.

In 1998, the British American Tobacco subsidiary Cigarrera La Moderna and the Philip Morris company in Mexico, concerned about youth smoking, agreed to work together to tackle the problem.

The companies drew on experience of retail access campaigns in other countries before launching the Mexican campaign *No Hay Excusa, Yo No Vendo Cigarros a Menores (There Is No Excuse, I Don't Sell Cigarettes to Minors).*

The pilot programme was launched in 1999 in 4,000 points of sale in Juarez and 8,000 in Mexico City. The initial poster and sticker campaign was later supported by TV and radio advertising. The Ministry of Health had endorsed it by September 2000.



Retail access campaign in Mexico

In a survey in March 2001, 92 per cent of retailers were aware of the campaign and two-thirds of outlets displayed the YSP materials.

By the close of 2001, roll-out to 200,000 retail outlets was complete, including 3,000 convenience stores, and 2,000 supermarkets. In 2002, the industry plans to expand the campaign to 250,000 outlets covering 85 per cent of Mexico's cigarette sales

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

MARKETING: COMMUNICATING RESPONSIBLY WITH CONSUMERS

WHAT ARE THE ISSUES?

Some people believe that tobacco company marketing and advertising may spill over from the adult smoker market segments to which it is directed and encourage non-smokers or children to smoke.

Some allege that this is what tobacco brand marketing is deliberately designed to do. One accusation is that tobacco companies actively seek to encourage new smokers, even amongst children, allegedly 'to replace the consumers who are dying'.

For their part, British American Tobacco Group companies seek to be able to market competing brands of a legal product to adult smokers and are concerned that tobacco brand communication is becoming increasingly restricted around the world, sometimes to the point where adults who have chosen to smoke are unable to receive information about what they buy.

OUR VIEWS AND CURRENT PRACTICE

- Our business is not about 'selling smoking'. It is about positioning quality brands competitively to adult consumers who have already chosen to smoke. We certainly do not want children to smoke and take great care to direct our marketing only to adult smokers.

- If our marketing were about 'selling smoking', it would look very different. As a leading consumer goods organisation, we invest a great deal of effort and care in understanding our consumers and their preferences.

  Our consumers are adult smokers and we know that, just as adults make informed choices about smoking, adult smokers make informed choices about brands. Our marketers are trained to market responsibly and only to adult smokers.

- Because our product poses health risks, we accept that there should be restrictions on how it is marketed and we agree that the rules for tobacco marketing should be different from those for most other products.

- *However, we believe that the ability of tobacco companies to compete and communicate with their consumers has been impacted well beyond what seems reasonable for a product that is legal worldwide. We believe we should be able to communicate responsibly with adult consumers who have already decided to smoke and to compete fairly for their custom.*

- We also believe that explaining potentially reduced exposure products to consumers could be severely impacted by further constraints on responsible consumer communications.

- To meet changing expectations about how a responsible tobacco company should market its products, we have developed new, globally consistent, International Marketing Standards for the appropriate promotion and distribution of tobacco products worldwide. For many years, we have had Advertising Principles aimed at ensuring that our marketing was directed at adults and not at youth. Building on these, we, together with Philip Morris International and JT International, have worked to develop the new Standards, which establish a benchmark for the industry worldwide. Several other tobacco groups now subscribe to them.

- We expect our Group companies to be operating in accordance with the Standards by the end of 2002.

- Central to the Standards is our commitment to ensuring that no marketing activity is directed at, or particularly appeals to, youth. In many countries where existing laws or voluntary codes fall short of the Standards, they represent a 'raising of the bar'.

- The Standards require that marketing activities should not particularly appeal to youth, feature celebrities or suggest that smoking enhances popularity or sporting, sexual or professional success. Applying the Standards will in effect also mean stopping tobacco advertising on TV and radio where it is still currently permitted by local law. If not already required to do so by law, companies subscribing to the Standards will voluntarily place suitable health warnings on every tobacco advertisement, with only limited exceptions such as small point-of-sale materials. All sponsorship advertising will comply with exactly the same standards as tobacco brand communications. Sponsorship of sporting events will be restricted and even further restricted after December 2006.

- We part-own the British American Racing Formula One motor racing team and currently sponsor the cars with the branding of *Lucky Strike,* one of our leading international brands. We will exit from the brand sponsorship by 2006, in line with the International Marketing Standards. Other motorsport sponsorships within the Group include *Kool* branded Champ Car Racing and *Hollywood* branded Indy Racing in the USA and 555 brand sponsorship of the Subaru World Rally Championship team. The International Marketing Standards require such sponsorships to end by 2006.

- It is already our policy that Group companies put a health warning on every pack they sell, including in countries where this is not required by law.

- Looking ahead, we can envisage tobacco marketing being based substantially on relationship marketing and one-to-one permission-based marketing, with less reliance on mass media communications channels. This should help us further in continuing to ensure that our marketing is directed only to adult smokers, and in addressing concerns about potential 'spill over' to non-smokers or the under age.

WHAT DID STAKEHOLDERS SAY?

- Engagement with stakeholders has highlighted the fact that there is low awareness of the International Marketing Standards, particularly in countries where they are likely to have the most impact.

- Stakeholders in countries such as **Malaysia, Zimbabwe** and **Uganda**, concerned that we should further restrict our marketing activity, requested that we publicise and adhere to the Standards, and encourage other tobacco companies also to comply.

- In general, it is clear that we are expected as a minimum to engage in responsible marketing which is limited to adult smokers only. The main concerns raised in dialogue about tobacco marketing were:

  - Youth;

  - That global standards should apply in developing markets;

  - Targeting of women and 'vulnerable groups'.

In the UK

- Some stakeholders suggested that we stop marketing our brands entirely.

- It was suggested that we should accept, clearly and unequivocally, the qualitative conclusion that the direct or indirect advertising promotion of tobacco goods and trademarks is likely to have some effect on the prevalence of smoking.

- Stakeholders said we should ensure that advertising minimises any effect on young people.

- Some were concerned about our Group companies 'specifically targeting women' in their marketing, especially in developing countries.

- It was suggested that smoking prevention education programmes should be developed for pregnant women, women in low income countries, and ethnic minority groups in western society.

OUR RESPONSE TO STAKEHOLDERS

- We believe that tobacco manufacturers and retailers should be able to communicate responsibly with adults who are in the market for tobacco brands.

- We consider many views and independent studies and, taking them overall, we do not believe there is clear evidence that tobacco advertising has an effect on the prevalence of smoking, so it is not possible for us clearly and unequivocally to accept this conclusion.

We offer more commentary about this on page 56.

- Through the International Marketing Standards, we aim to address many of the issues raised by our stakeholders about how a responsible tobacco company should market its products. We are committed to seeing the Standards applied and more widely known.

- Although we can see that some stakeholders do not think the Standards go far enough, we believe they will help to address issues raised by stakeholders in many countries, particularly in developing markets. We would like them to be a further basis for building constructive dialogue. We welcome stakeholders' views on the Standards, on how best to ensure they are applied and on how best to monitor adherence.

- Group companies' performance against the Standards will be reviewed and we will report on it in our Social Report 2002/2003.

- We acknowledge that in some countries the smoking rate amongst women may be increasing as a result of, for example, more women working and managing their own finances, and trends towards greater gender equality. We do not believe any increase in the proportion of women smoking can be attributed to marketing specifically to women.

- We believe that informed adult men and women are equally able to make decisions about smoking, as are adults in ethnic minority groups and adults in emerging nations. We will seek to discuss with governments, public health groups and other interested parties, practical ways in which we can help to reinforce awareness in all sections of society that smoking poses health risks.

- We support strong public health advice including advice to women not to smoke during pregnancy. The UK Department of Health telephone Quitline for pregnant women is posted on our corporate website, as are the UK Government Quitline numbers for fathers-to-be, and for all smokers who wish to quit. We also advocate that it is common sense not to smoke around infants and young children.

> INTERNATIONAL MARKETING STANDARDS

To meet changing expectations about how responsible tobacco companies should market their products, the International Tobacco Products Marketing Standards were launched in September 2001. They build on British American Tobacco's previous Advertising Principles and were developed out of discussions amongst British American Tobacco, Philip Morris International and JT International about effective ways to work together on addressing youth smoking prevention.

Central to the Standards is our commitment to ensuring that tobacco marketing is directed only at adult smokers and not at youth and is appropriate given the health risks posed by smoking, while being consistent with the principle of informed adult choice.

The Standards govern all tobacco brand communication, including print, billboards, electronic media, promotional events, packaging and sponsorship. They also include restrictions on the content of communication, to ensure that it reflects the principles that underpin the Standards.

Eight companies have adopted the Standards, including the three originators, and we are actively trying to encourage all other tobacco manufacturers and marketers to adopt them.

We are also taking steps to ensure that all our trading partners, such as advertising agencies, distributors and major account retailers, also apply them as regards our brands.

Our aim is that our Group companies will all be applying the Standards by no later than the end of 2002, and we will report on Group companies' performance in applying them in our Social Report 2002/2003.

> The full text of the Standards and a list of the companies which have currently adopted them is in the Appendix (page 126) and on our corporate website www.bat.com

> DOES TOBACCO ADVERTISING AFFECT THE PREVALENCE OF SMOKING?

Most people acknowledge that a variety of factors affect people's decisions on whether to smoke or not, including family attitudes and peer pressure. Most public health authorities believe that tobacco advertising can affect the number of people starting to smoke and the number of smokers who quit.

The question of whether tobacco advertising affects the prevalence of smoking has been the subject of academic study. Some studies suggest an effect and some do not and the issue is very difficult to determine because so many different factors can affect prevalence.

There has been a slow decline in smoking prevalence in many countries in recent years and in some countries that have continued to permit advertising, such as the UK, the decline has been larger than in many other countries. Norway and Portugal both experienced a rise in cigarette consumption following an advertising ban. Although that in itself may not prove that an advertising ban would have no effect on smoking prevalence, it demonstrates, along with other research, that whether or not tobacco advertising (amongst various other factors) has any effect remains inconclusive.

Our companies take care to ensure that their advertising does not encourage people to start smoking, to smoke more or not to quit. Our companies' advertising aims to inform adult smokers about British American Tobacco brands so that they will switch



EXPLORE NEW CHOICES
KENT
KENT
KENT
PROTECT CHILDREN: DON'T MAKE THEM BREATH YOUR SMOKE
Chief Medical Officers' Warning
Kent Blue
6 mg Tar 5.0 mg Nicotine
Kent Silver
4 mg Tar 4.0 mg Nicotine
Kent Gold
1 mg Tar 1.0 mg Nicotine

Kent advertisement

from competitor brands to ours, or if they are already a smoker of our brands will remain so.

We acknowledge public health concerns about tobacco advertising and we support significant restrictions on the placement and content of tobacco advertising to respond to those concerns. However, in a competitive business, we seek to maintain our ability to inform adult smokers about our brands, and to work with governments to determine responsible ways to do this.

> LOOKING AHEAD

Fast moving consumer goods marketing is experiencing a shift from mass media communication towards relationship marketing, often on a one-to-one basis. New technology is a significant enabler of much of this change, bringing faster communication, globalisation of trends and the ability to personalise communication on a one-to-one basis at lower cost.

We see these changes as offering new opportunities in placing our marketing emphasis firmly on one-to-one communication, in line with our principle of ensuring that our marketing is directed *at informed adult smokers, and helping* us to address health authorities' concerns about potential 'spill-over' of more *traditional mass communication* to youth and non-smokers.

One area is permission-based marketing – communicating with adult smokers who have given their consent, which in principle could address stakeholder concerns and allow us to continue to understand and satisfy the preferences of adults who have chosen to smoke.

British American Tobacco is applying the International Marketing Standards principles to all aspects of developing new methods of communication to ensure that they are managed responsibly.

We welcome dialogue about this as with all aspects of tobacco marketing.

TOBACCO REGULATION AND LOBBYING

WHAT ARE THE ISSUES?

For some of our stakeholders, transparency is an issue. Tobacco companies have been accused by some of their strongest critics, mainly anti-smoking groups, of lobbying to 'subvert' the development of public health policy.

For example, in May 2001, the World Health Assembly, the governing body of the World Health Organisation (WHO), passed a resolution on 'Transparency in the Tobacco Control Process' stating that the tobacco industry had an intention "...of subverting the role of governments and of the WHO in implementing public health policies." The WHO, which is proposing an international Framework Convention on Tobacco Control, also made claims in a report in July 2000 of 'tobacco industry strategies to undermine' its activities.

For us and for other industry stakeholders the issue is rather the reverse; it is one of difficulty in addressing policy makers. A fundamental tenet of good policy development and regulatory process, as recommended by the OECD,[1] is ensuring that the regulated are consulted. Without enough access to policy makers and regulators it becomes difficult to put an industry view on tobacco regulation, which hampers rather than aids the transparency that we seek. It can be impossible to discuss with some government health departments policy matters which directly affect our employees, suppliers and consumers. The WHO Secretariat has excluded the industry, and encourages governments to exclude the industry, from meaningful dialogue on its proposed Convention.

A further important issue is how far regulation should impact the rights of adults to make informed personal choices about a product which is legal everywhere.

OUR VIEWS AND CURRENT PRACTICE

- British American Tobacco supports, and wishes to help deliver, tobacco regulation that can help to reduce the impact of tobacco on public health, while ensuring that adult consumers can continue making informed choices about consumption of a legal product.

- We seek to engage with governments, other regulatory bodies and other tobacco companies on tobacco regulation that can tackle real issues in workable ways. We are committed to working with national governments and relevant multilateral organisations, including the WHO, to reduce the health impact of smoking and we welcome opportunities to participate, in good faith, to achieve real progress. We believe that with more inclusive consultation, policy makers would find us ready and willing to contribute constructively.

1. Recommendation of the Council of the OECD on Improving the Quality of Government Regulation, 15 September 1995. The document can be read at www.olis.oecd.org/olis/1995doc.nsf by searching on its reference component OCDE/GD(95)95.

- Transparency is important to us, and we seek to share openly with all our stakeholders the same views that we express to governments.

- We believe that tobacco regulation should be governed by accepted regulatory principles, just like any other product or activity should be.

  In our view, better regulatory practice:

  – Looks to see if regulation is the most effective approach to the issue;

  – Ensures that the regulatory process is transparent in seeking all views on ways forward, including the industry's;

  – Analyses the costs and benefits of the proposed regulation on the basis of sound science;

  – Ensures that the regulation is proportionate – that the effects the regulation will have on people have been identified and that the right balance is struck between risk and costs.

- As we explain on our website, **www.bat.com**, we think that tobacco regulations, including laws and voluntary agreements with public health groups, should cover a wide range of issues including consumer information, potentially reduced exposure products, youth smoking prevention, marketing restrictions and public smoking.

- We believe that informed adults should be allowed to choose to smoke, so we think regulations should:

  – Maintain the legality of tobacco products;

  – Allow manufacturers to communicate to adult consumers;

  – Ensure reasonable product measurement and ingredients and additives disclosure;

  – Set age limits for the sale of tobacco products;

  – Consider both smokers and non-smokers in public smoking regulations.

- We do not believe that prohibitively high levels of taxation are proportionate or fair to consumers, and we do not think that regulations on tobacco packaging should be used to denigrate the consumer or unnecessarily interfere with our intellectual property.

WHAT DID STAKEHOLDERS SAY?

Views in dialogue differed between the UK and elsewhere.

In the UK

- We should introduce transparency in our government lobbying on public health policy.

- A concern was raised about 'subversion' by the tobacco industry of the work of public health bodies.

Group companies

- Smokers and the product are under attack **(Sri Lanka)**; the personal right to smoke is a fundamental right which must be respected, even if it is a minority demand **(Uganda)**.

- The company should actively engage with the WHO and the anti-tobacco lobby to ensure sensible regulation and communicate what the real issues are **(Zimbabwe)**.

- The company should improve its working relationship with government and make efforts to improve government opinion of the tobacco industry. It should protect retailers' and consumers' rights, consider a greater role in influencing policies on smoking in the work place, and lobby, for example, to make smoking more socially acceptable and for safer facilities for smokers as smoking outdoors could expose them to crime **(South Africa)**.

OUR RESPONSE TO STAKEHOLDERS

- In the UK, despite some reticence within government to engage with the tobacco industry, our companies take opportunities, wherever possible, including through the trade association (the Tobacco Manufacturers Association), to express our views to government and to represent our legitimate interests.

- Our views on a very wide range of issues are published extensively, including on our website.

- We do not believe that our efforts to put our views across in any policy forum are 'subversive'. We feel, from a strong sense of responsibility to our employees, suppliers and consumers, that we must strive to contribute to balanced regulatory debate.

- Our companies will continue to engage or seek to engage with governments and policy makers on relevant matters and issues of legitimate concern to our industry and stakeholders.

- We believe that the development of effective tobacco regulation would be better served by the industry's involvement in constructive dialogue with regulators. We would like to explore with our stakeholders ways for us to be more involved in the regulatory debate without being accused of subversion.

- We believe that, in accordance with the OECD recommendations[1], "regulations should be developed in an open and transparent fashion, with appropriate procedures for effective and timely input from interested parties such as affected businesses". We actively support better regulatory processes that allow all stakeholders to have a say and which produce sensible rules to address appropriate concerns.

1. Note: Recommendation of the Council of the OECD on Improving the Quality of Government Regulation, 15 September 1995. The document can be read at www.olis.oecd.org/olis/1995doc.nsf by searching on its reference component OCDE/GD(95)95.

> WHO FRAMEWORK CONVENTION ON TOBACCO CONTROL

The World Health Organisation (WHO) is negotiating a Framework Convention on Tobacco Control, an international treaty containing measures to globally control almost all aspects of tobacco growing, manufacturing, trade, taxation and consumption.

We believe it is possible to improve on the blanket global solutions and 'one-size-fits-all' approaches currently proposed by the WHO. Countries are different and practical solutions to reducing the health impacts of tobacco consumption can vary widely.

Regrettably, the tobacco industry has been denied any real access to the international debate on the proposed Convention compared with other parties, particularly anti-tobacco activists.

We support soundly based regulation as part of the policy mix to reduce the health impact of tobacco consumption. Our Chairman Martin Broughton recently pointed out: "Much of our own work is already addressing issues which the WHO itself seems to wish to address. If the Convention becomes a policy framework enabling responsible, taxpaying and lawful tobacco companies to operate, then our own contributions will help to achieve positive outcomes to these very issues."

If the WHO will reconsider its reluctance to engage with our industry, British American Tobacco offers an open mind, knowledge of the product and its science, long experience in diverse cultures, and support to governments for soundly-based, national regulatory solutions.

Although the WHO has accused tobacco companies of 'undermining' its proposed Convention, our views have always been clear and very openly expressed.

On our website **www.bat.com**, there are over 20 papers such as speeches, position papers, news releases and other material explaining our views on the Convention, including detailed submissions to the WHO itself.

- We support tobacco regulation that is sensible in its approach to addressing public health issues and each society's concern about tobacco products. We seek to play our part by working with governments and regulators to address the fundamental issues.

- We do not believe that the tobacco industry has appropriate access to the debate compared with other mainly anti-tobacco NGOs. The draft Convention says: "the participation of all elements of civil society is essential in achieving the objectives of this Convention", yet the WHO excludes our industry. We call on the WHO to recognise the importance of engaging with us.

- The UN Secretary General, Kofi Annan, has called for partnerships between business and civil society, including "all relevant social actors who can make a difference". We believe we can make a difference towards achieving positive public health aims if we are able to contribute.

> RECENT EUROPEAN UNION DIRECTIVES

We respect the concerns of regulators in seeking to address risky products such as tobacco and, with others in our industry, we seek dialogue with the European institutions to achieve soundly based tobacco regulation.

Regrettably, however, EU legislators have in recent years introduced Directives with significant features that we believe do not make for sound regulation and which we believe do not fall within the EU's competence. The European Court of Justice has already annulled one Directive after finding that the legislators were acting beyond their powers.

Existing tobacco laws in all EU countries include regulations on advertising, marketing, labelling (health warnings), constituents and ingredients.

The EU Directive on tobacco control aims to reduce, on health grounds, the levels of tar, nicotine and carbon monoxide yields in cigarettes, yet also to ban descriptors such as 'light' or 'mild', which we believe assist in informing consumers about the relative tar yields and taste characteristics of different tobacco products. We believe this runs counter to the apparent aim of the Directive that lower yields are in the interests of public health and that it impairs manufacturers' ability to inform consumers.

The Directive also bans manufacture within the EU of cigarettes with higher yields, and the Commission has asserted that this applies even if they are for export outside the EU. This is a *de facto* export ban which poses a serious threat to some 10,000 European tobacco jobs and it is in breach of EU law.

The Directive also requires health warnings to cover 30 and 40 per cent of the front and back of packs. We believe these more stringent measures are disproportionate and threaten intellectual property rights.

We have strong doubts about the legality of the Directive, as do two separate committees of the European Parliament itself. Although we would far prefer dialogue with regulators, a lack of adequate consultation and the need for our business to operate in a predictable environment with reasonable legislation have left us with no option but to challenge the Directive in the European Court of Justice.

CONTRABAND AND COUNTERFEIT

WHAT ARE THE ISSUES?

Contraband and counterfeit products are significant problems for many industries, including tobacco. They can severely damage government tax revenues and for groups such as ours they can corrode market share, destroy the reputation and profitability of our brands and undermine major investments in well-managed distribution networks.

Tobacco is widely grown, the technology to make and package cigarettes is widespread and relatively inexpensive, and there is vast available manufacturing capacity. Alongside the major international groups, who supply just over 40 per cent of the world market, there are estimated to be more than 200 other producers and multiple supply chains, including a secondary market involving numerous brokers and spot markets in several countries.

As well as this widespread capacity to manufacture and trade in legitimate products, there is significant global capacity to produce counterfeit cigarettes. Counterfeiters undercut legitimate manufacturers' costs with inferior materials and by breaching employment and other regulatory standards.

The very nature of the trade in contraband and counterfeit products makes it difficult to quantify. The levels vary from country to country. Excise rates, border controls, enforcement action and local attitudes (in some countries, trade in counterfeit and contraband is tolerated as a source of local employment) are all factors which affect this.

In the UK, where tobacco duties are far higher than all other EU countries, HM Customs and Excise estimates for the year 2000-01 put smuggled tobacco goods at some 21 per cent of the market, causing losses of tax revenue to the UK Government of over £3.5 billion a year[1]. The Tobacco Alliance, with a membership of over 21,000 UK retailers, estimates that in 2000, each of its members lost an average of £63,000 to smuggling[2].

Industry estimates suggest that counterfeit cigarettes in the UK during 2000 may have run to billions, with the potential illegal profit from selling a 40ft container-load of fake brands (8.5 million cigarettes) estimated at £1.5 million.

Groups such as ours can and do work with governments to address these issues and to try to achieve open and transparent markets. However, without effective action by governments – internationally, nationally and locally – the problems will remain and may well increase.

In October 2000, the UK Secretary of State for Trade and Industry announced a confidential investigation under Section 447 of the Companies Act 1985 into "allegations of BAT's involvement in smuggling". We stated at that time that we would be cooperating fully with the investigators but would be making no further comments during the course of their work.

1. *Report by the Comptroller and Auditor General of the Chancellor of the Exchequer: HM Customs and Excise Appropriation Accounts 2000-2001.*

2. *Tobacco Alliance Survey for 2000.*

OUR VIEWS AND CURRENT PRACTICE

- Contraband and counterfeit damages our business. We would like every market to be entirely rid of them. We want to continue to work with governments to achieve this.

- The trade in smuggled and counterfeit products is caused by tax rates and tax differentials, weak border controls and lack of local enforcement, and restrictions and bans on imports – often to protect local cigarette monopolies – on goods which are in high consumer demand. These are matters for which governments are responsible.

- We believe that unless governments establish reasonable and practical tax rates and the conditions which encourage transparent and open markets, contraband and counterfeit will continue to flourish. Taxation used as a blunt instrument against tobacco consumption can create more problems than it solves.

- Criticisms to the effect that major manufacturers are somehow responsible for smuggling miss the point. It is not the manufacturers who are smuggling or who are failing to enforce the laws against smuggling and the sale of smuggled and counterfeit products, nor is it the manufacturers who are creating the conditions under which contraband and counterfeit flourish.

- The idea that we can prevent smuggling is also misguided, as we cannot control every stage in the supply and distribution of our products to consumers all around the world. As long as the conditions exist which encourage smuggling, some of our products will be smuggled. In recognising this, we are not condoning smuggling but simply recognising that ceasing to sell our products will not solve the problem.

- We have over recent years significantly reduced the volumes of products that we are selling, especially to the duty free trade, to try to restrict the likelihood of our products being smuggled further down the supply chain. In December 2001, we announced that Group volumes in 2002 would be lower, in part due to the criteria being applied for the supply of products to trade customers, especially in the area of duty-free sales.

- However, ceasing to sell our products makes little or no difference to the overall levels of smuggled products, as the gap will be filled by other smuggled products and by counterfeits.

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

- Our ability to act against counterfeits also depends on laws being in place and support and assistance from the local authorities and the courts. In many countries, these are often lacking.

- Our companies continue to invest in establishing and building their business in order to sell their products to consumers, some of whom might otherwise buy smuggled and counterfeit products. We are vigilant in defending our trade marks and brands, and are committed to working with law enforcement and trade policy officials. Our approach is to engage constructively with local officials and government representatives in order to ensure that our trade marks and brands are protected and respected. We are actively involved in the work of the International Trademark Association and the International Anti-Counterfeiting Coalition.

- We believe that if governments and regulators choose to work constructively with the legitimate tobacco industry, they can achieve a 'win-win' scenario, including sensible tax and enforcement policies that ensure predictable government revenue flows and a proper manageable market. However, if governments exclude the legitimate industry and fail to address the issues, they face the risk of disorderly markets characterised by counterfeiting, smuggling and a growth in illicit activity and organised crime.

- Our website **www.bat.com** has more information under 'Our Business: About Trading' (see 'Combating counterfeit trade'; 'Smuggling: our view'; and 'Working with customs').

WHAT DID STAKEHOLDERS SAY?

Stakeholder comments varied. In several countries, stakeholders' expectations are that our companies can help governments to stamp out contraband, can raise consumer awareness and can ask governments for tax regimes that would not stimulate contraband.

In the UK

- The company was requested to review the adequacy of its corporate governance structures as a response to allegations of smuggling.

Group companies

- Stakeholders in **South Africa** asked the company to lobby government for lower taxes to discourage smugglers, to help educate consumers about contraband and counterfeit products, and to help police these products through action against offending retailers and suppliers.

- Our company in **Argentina** was asked to run advertising campaigns to promote community awareness of the problems caused by cigarette smuggling.

- Stakeholders in **Brazil** said 'unfair competition' cigarettes, at 30 per cent of the market, are not taxed, have no quality control, do not generate jobs and may reach children due to their low price. The Group subsidiary Souza Cruz was asked to promote the fact that all its cigarettes are produced and sold legally and to take the lead in activities with the government to combat the 'unfair' trade.

- In **Hungary,** stakeholders asked for tobacco industry action against illegal black marketers and were concerned that accession to the EU would bring a considerable rise in cigarette taxation with negative effects as regards illegal trafficking.

- In **Hong Kong,** stakeholders asked our company to research levels of contraband 'on the street' and collect information to give to the authorities, to lobby the government further to tackle smuggling and counterfeit and to educate people to buy legitimate products.

OUR RESPONSE TO STAKEHOLDERS

- British American Tobacco is committed to maintaining high standards of corporate governance. In the UK, we report to shareholders on how we have performed in relation to the corporate governance criteria of the Combined Code, the UK's code of best practice for companies listed on the London Stock Exchange. As reported in our Annual Review and Summary Financial Statement published this year, we consider that we were compliant with all the provisions of the Code at the end of 2001.

- British American Tobacco and its subsidiaries are also committed to high standards of business conduct which require all employees to operate with business integrity, to comply with laws and regulations and not to compromise our standards for the sake of results.

- Going forward, we will develop and publish a Statement of Business Principles (see **Business integrity and human rights** section, page 102). We will consult with stakeholders during development of the Business Principles, with the aim of establishing more clearly the extent of our responsibilities and spheres of influence as a commercial organisation, and those for which we cannot be responsible.

- Our company in **South Africa** has distributed pamphlets to retailers about illegal and contraband products and in 2002, will increase the number of pamphlets distributed. It works actively with the Customs Law Enforcement Group and other bodies, will extend these activities and has made it a key company priority to influence the development of an orderly excise policy in the South African Customs Union. It takes the strongest possible action against any appointed wholesalers where conclusive evidence of illegal activity is found and refers retailers suspected of dealing in illegal stock to the relevant authorities.

- Our company in **Argentina** is appointing a manager to attack and obstruct illegal cigarette smuggling, including communications to raise awareness of the problem amongst consumers and retailers, helping the government and proposing changes in customs regulations to favour consistency and transparency.

- Our company in **Brazil** will extend its campaign against the 'unfair competition' market to all states through the National Industry Federation, will continue to engage with government, media and NGOs in explaining the serious economic damage caused and will ask federal and state governments to narrow the tax gap between legal and 'unfair' products.

- Our company in **Hungary** promotes close cooperation with government authorities in attacking all forms of illegal trafficking in cigarettes. It is lobbying, together with other tobacco companies and trade associations, for legislation before Hungary's EU accession that will meet all the EU's requirements without placing unnecessary burdens on consumers.

- Our company in **Hong Kong** will continue supporting the Informant Award Scheme run by the tobacco trade association and Customs and Excise and will continue to support the industry's efforts to lobby for a tax freeze to combat contraband. Our company will reinforce its mass communication campaign against contraband, strengthen cooperation with the authorities and provide more 'intelligence' from the trade on sightings of smuggling activity for regular industry reports to Customs.

> ATTACKING COUNTERFEIT



Counterfeit products – a worldwide phenomenon

The manufacture and sale of counterfeit products is a worldwide phenomenon. At any one time we will have investigations in many countries into the sourcing and supply of counterfeit cigarettes, and we have seen counterfeit cigarettes in over 60 countries in the last few years. Our aim is to develop and provide information which will enable action to be taken to close down the operations and confiscate the machinery, products and materials. In doing so, we work closely with customs and other enforcement authorities.

- Last year, we were instrumental in providing information to customs and other authorities which led to the seizure of hundreds of millions of counterfeit cigarettes in many different countries and machinery, materials and equipment capable of producing billions of counterfeit cigarettes.
- So far, in 2002, information from our investigations has led to raids and seizures in 19 different countries.
- Our investigations show that counterfeit is a growing problem in incidence, volume and geographical spread, which requires a serious commitment in terms of resources and determination from the authorities in each country if it is not to grow unchecked.

> HELPING CUSTOMS

Our companies work actively with governments and customs and excise authorities, for example, by establishing close day-to-day liaison, providing regular information and supporting practical steps to help them to eliminate contraband and counterfeit.

For example, in the UK and Europe, British American Tobacco companies:

- Support the UK Customs National Investigation Service and National Intelligence Division in tackling contraband.
- Provide regular contact and support to fiscal liaison officers in Belgium, the Netherlands, Germany, Russia, Romania and Spain.
- Volunteered a Customs Director as an expert witness to the European Parliament's Committee of Inquiry into the Community Transit System.
- Distributed *Crimestopper* notices in the UK giving people a 'hotline' number to tell Customs & Excise about illegal sales, leading to many prosecutions.
- In 2001, responded to 145 requests from UK Customs & Excise to help them in prosecutions of people charged with illegal importation, providing witness statements in 54 instances, and so far in 2002, have responded to 36 requests, providing 12 witness statements.
- Elsewhere in Europe, we have a programme of active liaison and dialogue with customs authorities in initiatives to combat fraud, smuggling and cigarette counterfeiting, for example, in Italy, the Netherlands, Greece, Cyprus and Serbia.

ENVIRONMENTAL MANAGEMENT



Each stage in the production, distribution and consumption of tobacco products has environmental implications. British American Tobacco companies are in a position to influence directly some of the environmental impacts occurring during the product life cycle. Our aim is to minimise or eliminate these impacts to reduce our burden on the environment. Wherever we cannot directly manage impacts, we seek actively to encourage best practices amongst suppliers, clients and consumers.

WHAT ARE THE ENVIRONMENTAL IMPACTS?

- **Leaf Growing:** More than 100 countries grow tobacco. Tobacco thrives in poorer soils, providing farmers with a welcome alternative crop. It integrates well into environmentally friendly crop rotations and its inclusion benefits subsequent crops like maize. As with any agricultural product, environmental impacts occur as a result of the use of agricultural chemicals and the depletion of nutrients from the soil.
- **Harvesting and Curing:** With some exceptions, farmers typically harvest by hand. Curing is a carefully controlled process to achieve the texture, colour and overall quality of a specific tobacco type. There are four main curing methods: air, sun, flue and fire curing. While air and sun curing have no significant impact on the environment, flue and fire curing can require the use of non-sustainable fuel and produce emissions to the atmosphere.
- **Manufacturing:** After curing, farmers grade the leaves into different leaf positions, qualities and colours and pack the grades into bales, which are taken to a buying centre or auction for sale. After the company buys the cured leaf, it is processed through a Green Leaf Threshing Plant to remove sand, dust and foreign matter, to separate leaf from stem and to take the tobacco to an appropriate moisture content.

After maturing, it is transported to a manufacturing factory where it is checked for quality and carefully blended with other ingredients that brand recipes may call for, such as flavourings or pre-processed tobacco. Retaining the right amount of moisture content is critical.

During these processes energy is used at various stages to dry, blend, cut and pack and to run offices and electrical appliances. Water is used to provide moisture and in cleaning and ancillary processes. As in any manufacturing process, waste is generated throughout.

- Product Distribution: Our finished products are distributed to over 15 million retail outlets around the world. Distribution uses energy and generates emissions to the atmosphere.

- Product Use and Disposal: Our products have environmental impacts through littering associated with their consumption. Whilst this impact is not under our companies' direct control, we recognise that we can help to reduce the problem.

ⓘ In the Appendix (page 134) we report on Group companies' environmental activities in 2001, and report environmental performance data against the indicators advised by the Global Reporting Initiative Guidelines. There is also further performance data in this section and in Materials supply chain.

OUR VIEWS AND CURRENT PRACTICE

- We agree that good environmental management makes sound business sense.

- Good environmental management also facilitates the long-term sustainable supply of material, and prevents the escalation of cost through shortages.

- Good environmental practices, by our companies and suppliers, help to preserve our licence to operate in a society that is increasingly informed and concerned about the global environment.

GROUP ENVIRONMENTAL MANAGEMENT SYSTEMS

- We require our companies to achieve a high level of Environmental, Health & Safety performance beyond compliance with local laws and regulations, to pursue continual improvement of performance to best international practice standards and to strive for leadership in the tobacco sector and industry in general.

- All Group companies report to Group head office on their environmental impacts. The companies set their own targets, which are then rolled out regionally and globally to build a total picture.

- We manage environmental impacts through an integrated approach, covering Environment, Health & Safety (EHS). An EHS policy is in place, which applies globally and requires all areas of the business to manage environmental, health & safety impacts.

- Our EHS management system is based on a simple four-step process, which aims to deliver continual improvements in operational and managerial performance.
  - **Assessment:** Identifying applicable regulatory requirements and EHS risks and impacts, and setting objectives and targets.
  - **Planning:** Establishing programmes to control risks effectively and improve EHS performance.
  - **Implementation:** Ongoing improvement through effective management of impacts.
  - **Review:** Monitoring, reviewing and reporting on performance.

- At Management Board level, Dr. John Jewell, Operations Director, is responsible for EHS and is supported by a central EHS Council, and regional and local EHS managers. All Group companies are required to appoint a director level executive responsible for EHS.

Group environmental programmes

- Within our global environmental management system, we also develop specific environmental initiatives seeking to control impacts. These are developed according to the '3 Rs' principle: Reduce, Recover, Recycle. Environmental programmes cover energy conservation, water, air, and soil protection, afforestation, minimising the use of natural resources, agrochemicals and raw materials and minimising the generation of waste.

> There is more about our environmental programmes on our website www.bat.com

Helping suppliers to manage their environmental impacts

- We encourage our contract manufacturing and sub-contractors to adopt our EHS guidelines and to report on performance.

- Basic environmental considerations are taken into account in the selection and review of our global suppliers. Of these, 85 per cent at the end of 2001 had been evaluated and monitored by our supply Audit team.

- We have developed and implemented an Integrated Crop Management programme in our Leaf operations to train, advise and support farmers, providing advice on all aspects of crop production and environmental best practice.

i There is more about Integrated Crop Management in the Materials supply chain section.

Reporting

- We report annually on the corporate website on EHS and afforestation, including performance data against targets. In the **Appendix** (page 136) we report against the environmental indicators advised by the Global Reporting Initiative Guidelines. There is further environmental data in this section and in the **Materials Supply Chain** section (page 80).

Environmental management

Auditing

- Primary auditing of our environmental management system is carried out internally. The environmental audit team are trained by the consultancy Arthur D. Little and, to ensure a degree of independence, EHS managers do not audit their own operation.

- Each of our companies is audited on average every three years. The results are reviewed by the regional EHS manager, by Head Office, and in summary by the Operations Director. Overall EHS performance is reviewed annually by the Group's Management Board.

- Our global environmental management system is in line with ISO 14001 standards. To date, about 40 per cent of our companies by volume have been independently audited and registered to ISO 14001.

WHAT DID STAKEHOLDERS SAY?

UK stakeholders raised issues about the environmental impacts of tobacco production and consumption, although not in depth. Stakeholders outside the UK focused more on the environment, raising agricultural practices and their environmental impacts in tobacco-growing countries, recycling, genetically modified organisms, biodiversity, global warming, environmental reporting and cigarette litter.

In the UK

Suppliers: Christian Aid has raised concerns in the UK about conditions for small-scale farmers under contract to Souza Cruz, the Group company in Brazil. These concerns and our response are explained in the **Materials Supply Chain** section.

Group companies

- **Agricultural practices/environmental impacts:** Stakeholders in **South Africa** raised pesticides use and disposal, waste minimisation, soil and water conservation and research on developing best agricultural practices. In **Zimbabwe**, stakeholders raised waste minimisation, soil and water conservation and afforestation. Pesticides and afforestation were raised in **Uganda**.

- **Recycling:** There were expectations about further recycling for factories and offices.

- **Genetically modified organisms (GMOs):** Our company in **South Africa** was asked about company policy on GMOs.

- **Biodiversity:** Our company in **South Africa** is expected to take part in biodiversity projects.

- **Global warming:** Stakeholders expected companies to report on CO_2 emissions.

- **Disclosure and reporting:** Stakeholders in **South Africa** had high expectations on environmental reporting, asking for company reporting on environmental responsibilities and compliance against existing standards.

- **Cigarette litter:** Stakeholders in **South Africa** and **Australia** expect company action in anti-litter campaigns, suggesting the companies could run or commission research into consumer behaviour and innovative options for cipgarette butt disposal, including biodegradable cigarette butts.

OUR RESPONSES

Some of the environmental issues require global solutions, and others need to be addressed locally.

'Global' responses

- **Suppliers/agricultural practices:** The *Social Responsibility in the Production of Tobacco* programme includes responsible management of both social and environmental impacts. It includes working with tobacco farmers to consistently identify and improve farming practices using improvement Road Maps.

i There is more information in the Materials supply chain section.

- **EHS programmes/environmental impacts:** British American Tobacco's worldwide EHS programmes include minimising the use of water across our operations; promoting sound waste management and waste reduction and recycling activities; reducing air and water emissions; reducing dependence on fossil fuels thus reducing carbon dioxide emissions; maintaining ambitious afforestation programmes to ensure sustainable use of wood in tobacco curing and to offset carbon dioxide emissions; reducing agrochemical use in tobacco growing and maintaining and improving soil quality in agriculture programmes.

- **Recycling:** We continue to pursue recycling wherever possible instead of landfill disposal, as part of the approach which also requires Group companies to monitor waste, implement minimisation programmes, segregate waste at source, dispose of each component appropriately and set annual targets for waste reduction. We insist that factory waste is only removed from our sites by registered waste carriers to be disposed of in approved facilities. Our companies work with contractors and authorities to improve standards in areas where they are not yet defined and we encourage our contractors to apply the same standards as our own in their operations.

- **Genetically modified organisms:** British American Tobacco's position is clearly set out in its Instructions to Leaf Suppliers manual, which is updated yearly and states: "Genetically modified tobaccos are not acceptable to British American Tobacco and must not be supplied."

- **Biodiversity:** The *British American Tobacco Biodiversity Partnership* is outlined on page 76.

- **Global warming:** The 1997 Kyoto Protocol commits governments to greenhouse gas reductions of 5.2 per cent (from 1990 volumes) by 2008–2012, with differentiated targets for countries depending on their output. As a Group operating in 180 countries with a firm commitment to working in partnership with governments, we will play an active part. In each country where we operate we will respond in line with the government's strategy to tackle a shared problem requiring a shared solution. Indicators are included in the data in this Report (see **Appendix**).

Examples of local responses

- **Agricultural practices:** Our company in **South Africa** has allocated 2 million rand to research on agricultural best practice. In **Uganda**, the use of agrochemicals in tobacco growing has drastically reduced in the last five years and no herbicides are used on tobacco. Environmental assessments with external parties will be carried out over five years starting this year.

- **Disclosure and reporting:** Our company in **South Africa** will provide comprehensive EHS reporting in its Social Report and on its website.

- **Cigarette litter:** Our company in **South Africa** will include anti-littering messages in a 'smokers handbook' that it will distribute widely to consumers. British American Tobacco has knowledge and some intellectual property in biodegradable filters, but a commercial application is not currently viable, so there is currently no programme to bring one to market.

- **Afforestation:** In **Uganda**, in addition to the 29 million surviving trees already planted, the company will plant another 5 million trees over 10 years.

> BRITISH AMERICAN TOBACCO BIODIVERSITY PARTNERSHIP

Through our Group's virtually unique relationship with over 250,000 tobacco farmers worldwide, we are able to work closely with the growers in crop husbandry and environmental best practice.

We recognise that our operations in manufacturing and tobacco growing impact on biodiversity.

The British American Tobacco Biodiversity Partnership was launched in September 2000 and involves Earthwatch Europe, Fauna & Flora International (FFI), The Royal Botanic Gardens Kew and the Tropical Biology Association.

The Partnership has begun an initial five-year global programme of biodiversity projects. Its aim is to work towards the conservation and management of global biodiversity, through activities that help the countries where the partners operate to meet their obligations under the UN Convention on Biological Diversity. The Partnership will also work to enhance the partners' own abilities to conserve and manage biodiversity and we are working in the Partnership to review and further develop ways of managing the business that are consistent with responsible biodiversity stewardship.

The activities include building capacity with local biodiversity research and conservation groups, researching biodiversity in key areas and developing conservation and environmental initiatives.

British American Tobacco is donating £1 million a year to the Partnership for the initial five years.

There is more information on the Partnership website **www.batbiodiversity.org**

THE BRITISH AMERICAN TOBACCO BIODIVERSITY PARTNERSHIP

> BUSINESS IN THE ENVIRONMENT INDEX

Business in the Environment (BiE) is the business-led campaign for corporate environmental responsibility of Business in the Community in the UK. Its aim is to inspire companies to work towards sustainable development as a strategic, mainstream business issue. BiE's annual Index of Corporate Environmental Engagement is widely recognised as the UK's leading benchmark of its type and is used by the UK Government to track companies' progress.

The annual survey covers performance and environmental management and is a comprehensive study of how major companies are targeting the environment as a management challenge.

In the sixth survey, for 2001, British American Tobacco is ranked 32nd overall of the 206 participating companies, fifth of 26 food, drinks, tobacco and pharmaceuticals companies, and is once again the top tobacco company. Our average score was 91 per cent, compared to the BiE companies' average of 68 per cent. We scored 100 per cent ratings in several areas, including supplier programmes, assurance process, board representation and policy, environmental stewardship, and the objectives and targets we set for ourselves.

Our ratings in the Index have been consistently high in past years. In 2000, we were ranked ninth of the 184 participating companies. Although our position has slipped this year, it is not because our commitment to environmental management has lessened. Going forward, we see the key improvement opportunities in demonstrated improvements in performance, verification of performance by an independent third party, external verification of our audit process, and external certification of our environmental management system to ISO 14001 across 75 per cent or more of our business (to date about 40 per cent of our companies by volume have been independently audited and registered to ISO 14001).

We are putting procedures in place incrementally for further external registration to ISO 14001, although we recognise that for a Group like ours with a presence in such a large number of countries it is a major undertaking.

There is more about the BiE Index at the BiE website **www.business-in-environment.org.uk** and on our website **www.bat.com**

BUSINESS *in the* ENVIRONMENT

> AFFORESTATION PROGRAMMES

The tobacco sector is a large global consumer of wood, much of it used in tobacco curing. High levels of wood consumption contribute to deforestation and change or loss of habitat. Wood burning in tobacco curing also generates emissions of carbon dioxide, a recognised greenhouse gas and contributor to global warming.

Our afforestation programmes aim to reduce the impact of our activities on wood consumption and global warming. They encourage the use of alternative energy and the building of fuel-efficient curing barns and require that, where wood is an important source of energy, farmers must ensure that their wood source is sustainably managed.

Since the 1970s, British American Tobacco companies have sponsored and promoted the planting of over 250,000 hectares (980 square miles) of managed renewable woodlands worldwide, the equivalent of 550 million surviving trees covering an area larger than the islands of Singapore, Hong Kong, Barbados and Malta. The scale of the woodlands effectively means the Group is responsible for one of the world's largest tree-planting operations outside the timber and paper industries.

Edinburgh University studies: A team from Edinburgh University (the Edinburgh Centre for Carbon Management) has assessed the potential uptake of carbon dioxide from the afforestation programmes sponsored by British American Tobacco companies in Brazil and Uganda. These studies have indicated that the carbon sequestration potential of company sponsored afforestation programmes worldwide is approximately 3.5 million tonnes of carbon dioxide. Compared to approximately 2.7 million tonnes of carbon dioxide emitted in 2001 by the total of our companies' activities (1.4 million tonnes) plus leaf curing (1.3 million tonnes), this represents a positive carbon balance of approximately 0.8 million tonnes.



Afforestation programmes aim to reduce the impact of our activities on wood consumption

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

> AFFORESTATION PROGRAMMES CONTINUED

Measurement: The efficiency of the afforestation programmes is monitored through an annual Wood-Fuel Usage Survey of our operating companies. This tracks progress towards the objective of ensuring that any wood-fuel used to cure tobacco is derived only from fully sustainable sources.

Indicators of self-sufficiency and specific fuel consumption are used to measure progress. Other measures are the number of surviving trees, hectares of forest under management and the potential yield of useable wood from plantations.

Consumption of wood-fuel in 2001 decreased to 860,000 tonnes from 940,000 tonnes in 2000, and there has been a steady trend towards self-sufficiency in wood-fuel curing operations in recent years.

In 2001, 70.4 per cent of the wood used by farmers in our operations came from the sustainable company supported sources, against 66.9 per cent in 2000. We expect this self-sufficiency measure to increase again in 2002.

Seven operations using wood fuel have tree-growing operations capable of yielding significantly more wood than they use to cure tobacco. As a result, the potential yield of usable wood from British American Tobacco promoted afforestation programmes is six times greater than the total amount of wood used for curing and barn construction.

Alternative fuels: In several of our leaf programmes, tobacco is cured with alternative fuels, including gas, straw, sawdust, coal, kerosene, rubber tree waste, and coconut and coffee husks.

In Sri Lanka, the alternative fuel is rice paddy husk, introduced to farmers by our subsidiary the Ceylon Tobacco Company. After many trials, Ceylon Tobacco developed a special paddy husk furnace made of low-cost local clay and brick. This has saved farmers some 38 per cent of their wood fuel costs, as most people can obtain paddy husk free. Ceylon Tobacco is also engaged in tree planting.


% Self Sufficient
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
48.0
51.0
62.4
65.1
66.9
70.4
1994
1995
1998
1999
2000
2001

% of wood used from sustainable company supported sources

(Data not collected for 1996 and 1997)

MATERIALS SUPPLY CHAIN



The British American Tobacco Group spends over £1.3 billion on some 660 million kilos of leaf tobacco annually and our companies run 24 leaf programmes in 23 countries producing some 540,000 tonnes of tobacco a year. British American Tobacco is virtually unique amongst the major international manufacturers in that we probably have the closest links in the industry to some 250,000 farmers who grow tobacco.

Our companies, therefore, have significant opportunities to influence constructively the behaviour of others in the leaf sector, from farmers to other companies, including other large multinationals.

It is increasingly expected that multinational companies understand their impacts on suppliers and in particular the effects of these impacts on labour conditions. Although we have no legal obligation for the social and environmental performance of those who supply us and are beyond our direct control, we accept that our influence entails responsibilities. We also recognise that to work with other companies in the areas of environmental and social impacts we must set an example within our own operations.

Our companies implement a number of social and environmental initiatives throughout many areas of materials supply, the major ones involving leaf production.

Our purchasing is in three main areas:

- **Leaf purchasing** is managed on a global basis. We purchase some 70 per cent of our leaf through our own leaf operations, of which the majority is purchased through directly contracted farmers. Prices are set locally in the country where the tobacco is grown and our production centres purchase from these sources depending on the relative market value and quality of the harvest. About 30 per cent of our leaf is purchased in the open market for leaf tobacco.

- Materials: Machinery, packaging and cigarette components such as paper, inks, speciality filters and board are purchased on globally negotiated contracts with large global suppliers, with Group companies buying goods at prices derived from these contracts.

- Local companies can locally source items other than those negotiated centrally, in accordance with central guidelines.

To date, most of our work has been with leaf suppliers. We have long worked to set and achieve high standards in tobacco growing and our efforts continue to develop.

WHAT ARE THE ISSUES?

In leaf supply, we perceive the broad areas of major importance to be encouraging environmental protection and occupational health, safety and social responsibility standards amongst tobacco farmers – including addressing the serious issue of child labour in tobacco growing.

Because our companies source most of our leaf from farmers who are contracted to them, the Group has been able to be very proactive in addressing environmental and social issues in tobacco growing and processing. We have less influence over those who supply the 30 per cent of leaf that we purchase in the open market.

OUR VIEWS AND CURRENT PRACTICE

Materials

We seek to influence our suppliers of globally procured materials wherever possible. Our global suppliers are monitored by a company audit team. Inspections are scheduled depending on risk and cover both evaluations of commercial aspects and a basic evaluation of labour practices, safety, environmental performance and business practices. The results of these inspections are included in our processes for supplier selection and review.

Our approach in this area is based on the premise that our responsibility extends beyond compliance with local laws. This is particularly the case as regards the safety and welfare of suppliers' employees in the countries where we operate.

Where improvements are necessary, we seek to encourage our Group companies to initiate appropriate local projects and interventions, taking account of internationally recognised frameworks and conventions.

Leaf: Social Responsibility in the Production of Tobacco

Recognising that agriculture is a long-term activity and that successful farming must be environmentally, economically and socially sustainable, we have long sought to create sustainability in our growing programmes. We are committed to employing our *Social Responsibility in the Production of Tobacco* programme across all Leaf operations.

4 **Materials supply chain**

The programme covers **Integrated crop management** in growing, leaf processing operations, and socio-economic issues. However, successful implementation tends to vary according to the existing agricultural practices in each country.

Integrated crop management combines viable tobacco production with positive environmental management. The essential elements are:

- **Seed quality:** Careful selection of tobacco varieties based on performance monitoring and compliance with international and local legislation and customer requirements.
- **Integrated pest management:** This seeks to protect crops using all available alternative methods and should lead to a significant reduction in the use of pesticides by targeting their use at the optimum time and dosage and/or by the use of other methods of pest control.
- **Protecting water resources**, by preventing the erosion and 'run off' of agrochemicals and nutrients. Fertilisers will be applied at an appropriate rate determined by crop requirements in order to avoid over-application.
- **Soil conservation** involves proper soil management, terracing, agrochemical applications, rotation, soil mulching, drainage and land contouring, all sound farming practices.
- **Afforestation:** Since the 1970s, we have run ambitious afforestation programmes, sponsoring and promoting the planting of over 250,000 hectares of managed renewable woodlands worldwide to date, the equivalent of 550 million surviving trees. The scale of these woodlands effectively means we are responsible for one of the world's largest tree-planting operations outside the timber and paper industries.
- **Fuel for curing:** The use of fuel, particularly wood, is an important issue, especially in areas where wood is a scarce resource and under pressure. Our approach seeks to ensure the efficient and sustainable use of wood, with a target of making farmers self-sufficient in wood and the use of alternative fuels.

i There is more on afforestation, wood self-sufficiency and the use of alternative fuels in Environmental management, page 70.

Socio/Economic

- **At farms:** Reducing the level of hard manual labour and improving yields, quality and farmers' returns, while still ensuring both global and local competitiveness.
- **Within threshing plants:** Occupational environment; safety; fire prevention; first aid and medical examination and care; risk to sub-contractors.
- **Farmers' standard of living:** Tobacco supply and demand will always heavily influence the price paid to farmers. However, we intend that the introduction of good agricultural practices ensures that farmers' standards of living will be maintained or increased.
- **Capacity building:** Formal training and development programmes to ensure opportunities for all staff.
- **Child labour:** (outlined separately in this section).

Road Maps

We provide each area with a Road Map, to enable continuous improvement amongst growers and processors and to measure our own performance.

We believe that Road Maps help to achieve progress at rates suited to particular development, financial and technical circumstances and allow organisations to be at different performance levels at any point in time, depending on their circumstances, but continuously progressing. Road Maps make performance measurable and auditable and stimulate self-driven continuous improvement.

Our Road Maps plot a journey along four levels. We identify Level 1 as a poorly managed high-risk area. Levels 2 and 3 are interim stages in an organisation's progression and Level 4 is an area *proactively managed to the highest* international standards.

> SOCIAL RESPONSIBILITY IN TOBACCO PRODUCTION – RATING CRITERIA OF ROAD MAPS

Level 1	Level 2	Level 3	Level 4
No, or very low level of performance	Reactive to issues imposed by external forces or corporate requirements as they arise	All regulatory requirements met. The business is fully lawful. Also, some other non-regulated key issues of concern to the operation are managed satisfactorily e.g. social concerns	Fully in compliance with all internal corporate and external social and legal requirements. Fully systematic management approach. All significant risks identified and controlled. Aspects of leadership demonstrable
Poorly managed high risk	Reactive management Fire fighting	May be regarded as adequate level of risk management but not all risks managed nor fully systematically	Proactive management *to best international* practice standards

Child labour in tobacco growing

It is our Group policy that British American Tobacco companies do not employ children in their operations (see **Appendix** for our Child Labour Policy). However, tobacco farming, particularly in developing countries, is one of several sectors where there is a recognised child labour problem.

In 1989, the UN Convention on the Rights of the Child was adopted, setting out the basic rights of the child. In 1999, the International Labour Organisation adopted the Worst Forms of Child Labour Convention (no.182), calling for immediate and effective measures to eliminate these exploitative practices. These key international Conventions have shaped our approaches.

We are committed to the principles of protecting children from child labour exploitation and believe that the development of children, their communities and countries is best served through education, not child labour. Although we do not directly control working conditions and practices on tobacco farms, we recognise that we and others in the industry can be powerful agents for change and should be part of the solution.

Child labour in tobacco farming is often inextricably linked to poor social and economic conditions. In many developing countries where tobacco is grown, these problems are now exacerbated by the deaths of family members due to the prevalence of AIDS in rural communities.

Effective ways of addressing child labour must therefore take account of the impacts of economic, social and cultural conditions on child welfare and development.

While there is a commonly held belief that companies such as ours should bring commercial pressure on suppliers to ban the use of child labour, experience in other sectors shows that this course of action is often not in the best interests of the children themselves and can in some cases drive children from agriculture into other more dangerous employment. We also recognise that child labour issues differ from one country to another and that local solutions must be developed, within the wider framework of principles outlined by international conventions.

British American Tobacco has taken a leading role in highlighting the issue in our sector and starting effective programmes to address it. However, we do not believe that we can tackle child labour alone. Our approach is based on building partnerships with appropriate international, national and local partners and stakeholders, to ensure that we fully understand the issues and to enable a positive impact.

WHAT DID STAKEHOLDERS SAY?

In the UK

- Is the company's supply chain free of child labour and slavery?
- Trades union representatives commended the company for its pioneering approach to addressing child labour in tobacco growing, particularly for its role in helping to establish the Elimination of Child Labour in Tobacco Growing (ECLT) Foundation.
- The company should review and possibly modify company contracts with farmers to combat child labour on tobacco farms and to ensure basic health and safety standards.
- While conditions for UK tobacco workers are generally good, there were concerns about conditions in lower income countries, particularly about the use of chemicals and child labour. Trades union officials expressed support for these views.
- Christian Aid has published a report about small-scale farmers under contract to Souza Cruz, the Group company in Brazil, raising concerns including loans to farmers, prices paid compared to the USA, child labour, pesticides and suicide among farmers.

OUR RESPONSES TO STAKEHOLDERS

In the UK: Child labour

- We acknowledge that exploitative child labour has become one of the most important emerging issues in recent times and that tobacco farming, particularly in developing countries, is one of several sectors where there is a recognised child labour problem. We have taken the lead in our sector in raising awareness and addressing the issue with key partners. The ECLT Foundation and a sample Group company programme are described in this section.

- We will maintain our support for the ECLT Foundation and will work with stakeholders to continue to identify responsible approaches to addressing child labour. In 2002, we will run a series of regional workshops for company managers to build understanding of best practice, to embed it within current projects and to stimulate further initiatives by Group companies.

Social Responsibility in Tobacco Production

- Contracts with farmers do not contain a clause excluding child labour. Experience in other sectors shows that direct commercial pressure is often not in the children's best interests and in some cases can drive children from agriculture into other more dangerous employment. Child labour issues differ from country to country and local solutions must be developed within a wider framework of principles. However, we will continue to work to expand and improve our *Social Responsibility in Tobacco Production* programme and all leaf suppliers will be initially audited over a three-year period to ensure that they are applying all its principles correctly, including reducing the use of chemical pesticides wherever possible and addressing child labour.

- We will continue our efforts to engage with the whole sector, including the other manufacturers who purchase leaf, in the belief that our approach is sound and that a common approach for the industry would avoid proliferation of systems and duplication of effort. We have briefed several manufacturers on our initiative and plan to brief other stakeholders such as the International Tobacco Growers' Association.

Christian Aid concerns about small-scale farmers in Brazil:

- Our response to Christian Aid's report is on our website **www.bat.com** under 'Responsible Tobacco Production', with a link to the Christian Aid report.

- We have held talks with Christian Aid in the UK, and more particularly Souza Cruz in Brazil is engaged in continuing constructive discussions. There has been an initial meeting between Souza Cruz and Departmento de Estudos Sócio-Econômicos Rurais (DESER), Christian Aid's partner organisation in Brazil, to set the agenda for future discussions around the issues of concern.

Group companies

Supply issues were raised in **Zimbabwe, Uganda** and **South Africa**, mainly about the welfare and sustainability of tobacco growers.

- The company in **Zimbabwe** was asked to develop an accreditation system to identify 'ethical growers'.

  Response: Our local company will continue supporting the Farmers Development Trust, which funds and supports small-scale farmers in becoming self-sufficient in growing tobacco and food crops.

- Issues in **Uganda** included combating child labour, transparency in tobacco grading and pricing, and financial management support for farmers.

  Response: Our local company will develop a programme to address child labour, train farmers' representatives in grading principles, discuss and agree prices and help to educate farmers on family income management.

- The company in **South Africa** was asked to develop and support small and/or disadvantaged farmers.

  Response: Our local company recognises obligations to contribute to redressing historical social imbalances in South Africa, as well as giving traditional corporate citizenship support. It was amongst the first companies to develop an employment equity plan and has committed to actions on Black Economic Empowerment and AIDS. Funding small-scale farmers in South Africa is an extremely sensitive and complicated issue, involving commercial, social and political aspects including the proposal in the WHO Framework Convention on Tobacco Control that governments should assist farmers to grow crops other than tobacco. The company will thoroughly analyse the viability of such a programme before making any decision.

> ELIMINATION OF CHILD LABOUR IN TOBACCO GROWING (ECLT) FOUNDATION

In 2001, British American Tobacco helped to establish the Elimination of Child Labour in Tobacco Growing Foundation, following an awareness-raising campaign which we had begun a year previously, together with the International Tobacco Growers' Association (ITGA) and the trades unions in our sector, the IUF (International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco and Allied Workers' Associations).

The IUF, ITGA and British American Tobacco are the founding members of the Foundation.

The initiative began in October 2000 in Nairobi, Kenya, at an international conference hosted by British American Tobacco and attended by farmers, trades unionists, NGOs, government officials, the media and manufacturers from three continents.

The Foundation is now established in Geneva under its Director, Marc Hofstetter, a former senior Red Cross executive, with the mission to: "Contribute to the elimination of the use of child labour in the tobacco growing sector, in order to provide children with an upbringing that gives them the best chance to succeed in all aspects of life."

Members now include Philip Morris, Japan Tobacco, Scandinavian Tobacco, Imperial Tobacco, Gallaher Group, and the world's leading tobacco dealers Universal Leaf Tobacco Co., Standard Commercial Corporation, and DIMON Incorporated.

The International Labour Organisation (ILO), the UN's specialised agency on labour standards, participates as a technical adviser to the Foundation's Board.

The Foundation intends to achieve its mission by:

- Developing a long-term strategy and programme to combat child labour;
- Helping tobacco farmers to achieve best practice in both agricultural production and in internationally recognised employment standards and workers' rights;
- Raising research-based awareness of the reasons why child labour occurs;
- Working with all relevant stakeholders to eliminate child labour in tobacco growing.

> MEXICO: PROJECT FLORECE (BLOSSOM)

There has been child labour in Mexican tobacco growing for centuries. Traditionally, farmers in Nayarit, the tobacco growing region, have employed indigenous people from the highlands to harvest the leaf. Families migrate to the tobacco fields for four months to work on the harvest and adults and children, some as young as five years old, work and live in the fields. The children suffer interrupted schooling and potential exposure to health and safety risks.

Cigarrera La Moderna, the British American Tobacco subsidiary in Mexico, saw that a purely business-led initiative would be of limited effect in addressing the issue, so it developed partnerships with key stakeholders including government and civil society organisations, the Mexican Tobacco Growers Association, competitors and suppliers.

The partnership commissioned a study by the Nayarit State University whose findings included that the children are mainly involved in cutting and wrapping tobacco leaf, that growers overwhelmingly admit that the children are not paid for this and also that most migrant workers live in poor conditions during the harvesting season.

In 2001, Cigarrera La Moderna initiated Project Blossom, to eliminate the use of child labour in the tobacco fields, to improve the children's quality of life during their families' time in the fields, to raise family awareness and to promote cultural change.



Project Blossom helping local children

Working with its partners, the company's programme covers:
Education: Education is provided for the children with the help of the Ministry of Education and the National Institute for the Indigenous People;

Health: With the Health Ministry, health follow ups, dental care and basic sanitary education are provided;

Nutrition: With social workers from the Mexican Institute of Social Security, the children are provided with two to three nutritious meals each day.

Initially two centres were built providing these facilities for 40 children and by the harvesting season this year (January to May) the programme had expanded to four centres helping 400 children.

The final goal is systematic implementation of similar programmes, led by appropriate authorities, to achieve a shift in understanding and attitudes.

> INTEGRATED PEST MANAGEMENT

We believe that our growing programmes lead the industry in reducing the use of agrochemicals.

Integrated pest management means making sure that pesticides are used appropriately and against pests whose numbers cannot be controlled in any other way. Our growing programmes use alternative crop protection practices such as resistant varieties, natural extracts or crop rotations, which reduce the use of synthetic pesticides.

If pesticides are used, we require contracted farmers to adhere to all local legal requirements, to use only formulas labelled specifically for tobacco and to ensure that anyone using pesticides is properly trained. If agrochemicals are judged necessary they must be selected and used in line with our strict procedures. These include selecting approved chemicals; safe handling, application, storage and disposal; appropriate training and monitoring through regular residue testing.

Alternatives to agrochemicals

Our Group companies are working on various alternatives to reduce or avoid agrochemicals in pest control and the range of environmentally friendly alternatives used by contracted farmers has increased. These include products such as the leaves of the Neem tree, which can be ground into a solution to make a natural pesticide.



Souza Cruz pioneered the introduction of the 'Float' system

In Brazil, the Group company Souza Cruz pioneered the introduction of the *Float* system, in which seedlings are grown in polystyrene trays floated in a nutrient solution, enabling the growth of stronger, better quality plants and eliminating the need for methyl bromide in sterilising seed beds. It is now being introduced in other Group operations.

Tobacco growers supplying Group companies are using less active ingredients than the 'ceiling' set five years ago of 8 kg per hectare. We have now lowered the 'ceiling' to 4 kg per hectare.

Use of methyl bromide, an ozone depleting substance, was eliminated in 2001 in our growing programmes.

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

> SOIL CONSERVATION AND IMPROVEMENT

Soil management involves applying varied techniques to improve soil fertility and create the best growing conditions, while avoiding soil loss or deterioration. We believe the best solutions for each situation are reached by testing and adapting available technology, depending on local soil conditions, climate and topography.

Techniques our companies widely promote include no tillage or minimum tillage, 'green' manure and planned crop rotation to minimise problems such as soil erosion or depletion of soil nutrients.

Sloping Agricultural Land Technology (SALT) is a major soil protection and improvement programme introduced to Sri Lanka by our local Group company, Ceylon Tobacco Company, which is now adopted as part of the country's farming system. SALT prevents soil erosion across hilly terrain while rejuvenating the soil. Fast-growing, nitrogen-fixing leguminous sticks are planted on the contours of hills, which grow to form double hedgerows five metres apart. Between these the branches are regularly lopped, spread, and allowed to turn into mulch. The mulch enriches the soil with nitrogen, and the hedgerow roots prevent the fertile topsoil from being washed away.



The SALT programme halts soil erosion whilst rejuvenating the soil

Permanent crops such as coffee or pepper are planted between the hedgerows in the newly enriched soil, and livestock are introduced to the land.

Ceylon Tobacco introduced farmers to SALT in 1989 at the government's request, helping to return an impoverished farming community to prosperity by transforming an area left barren by years of slash and burn farming. It was not introduced to generate tobacco growing, although many tobacco farmers who grow on sloping land have also adopted it.

THE WORK PLACE



The tobacco business environment can be both inspiring and frustrating. Working in the industry poses unusual challenges for employees. They can feel that the industry is 'demonised', can sometimes experience intimidation and are aware that the product poses health risks. But there is a very positive counterbalance. People who join us have almost always considered the tobacco question and have made a positive commitment. There is also a 'sense of belonging'; of tackling challenges together.

OUR VIEWS AND CURRENT PRACTICE

British American Tobacco as an employer

We take great pride in the calibre of our employees and apply rigorous selection standards to support our business objectives, for example attracting a high quality management trainee intake globally. Our global remuneration strategy ensures very competitive positions.
British American Tobacco was amongst the *100 Best Companies to Work For* in the most recent annual survey in the *Sunday Times* (March 2002), and features in *Britain's Top Employers*, published by the Corporate Research Foundation.

International dimensions

We are highly active in moving talented people around the world, exposing them to new business environments and giving them responsibilities for developing people in companies where they are 'guests'. Across the Group there are currently about 1,000 managers working outside their home country, some 10 per cent of our management population worldwide, and people of over 40 nationalities work in our UK offices.

i In the Appendix (page 151) we report employment data, including Occupational Health and Safety data, against indicators advised by the Global Reporting Initiative Guidelines (June 2000). We also report on Group companies' Occupational Health and Safety activities in 2001 (Appendix, page 148).

As a devolved organisation, we aim to develop the business globally, while recognising local realities. We apply employment best practices as consistently as possible globally. Our highly multinational culture brings many benefits in diversity. We recognise that in progressing women and local employees to senior roles there is room for more improvement, as our fundamental aim is to ensure a diverse and representative work force profile through the promotion of employment equality.

Employment Principles

We have developed a set of Employment Principles which give universal guidelines to our decentralised companies. The Principles build on our commitment to good employment practices and work place human rights and set threshold levels of expectation for Group companies, while aiming to take account of the labour law and practice and political, economic and cultural contexts of diverse markets. We believe that our starting position is very positive in most countries and that gaps will be the exception rather than the norm.

British American Tobacco was amongst the 100 Best Companies to Work For in the most recent annual survey in the Sunday Times (March 2002), and features in Britain's Top Employers, published by the Corporate Research Foundation.

The Principles are built on the recognition that our companies' primary relationships and influences are with the employees in their core operations. They also recognise that our companies have both the potential and the responsibility to influence those with whom they do business and that national governments have the primary responsibility to raise standards of employment legislation, requirements and compliance.

Work on the Principles began in 2001 and involved extensive internal engagement around the Group, including consultation with business managers and employee representatives. International thinking and the views of a cross-section of external groups were also considered.

The Employment Principles are based on our four Group Guiding Principles of Strength from Diversity, Open Minded, Freedom through Responsibility and Enterprising Spirit. They set out clearly how these relate to a wide range of practices, including:

- Equal opportunity and non-discrimination;
- Internal communications and the free flow of ideas;
- Worker representation and freedom of association;
- Fairness at work and the unacceptability of harassment and bullying;
- The unacceptability of child labour, forced or bonded labour and the unlawful use of immigrant labour;
- Performance responsibility;
- Health, safety and environmental responsibility;
- Community contributions and the skills development in the markets where our companies operate;
- Personal development and learning;
- Reasonable working hours and family friendly policies;
- Fair, clear and competitive remuneration and benefits.

We are now shaping the means of measuring current status and progress against the Principles and, as they are a statement of intent, we recognise that they can be reviewed and further developed.

i The text of our Employment Principles is in the Appendix, page 142.

Occupational Health & Safety

Our Health & Safety policy applies to all areas of the business and we apply an integrated global Environmental, Health & Safety (EHS) management system compatible with ISO 14001 standards. To date, some 40 per cent (by volume) of Group companies are registered to ISO 14001.

Health & Safety is managed globally, regionally and locally. A local EHS manager is appointed in each company, supported by steering, working and technical committees. Guidelines for these committees include employee representation. Local EHS managers report ultimately to regional EHS managers, who are responsible to a central EHS Council, which reports to the Management Board on Health & Safety performance.

Detailed performance information is gathered annually, covering all company employees and accidents to sub-contractors working at company premises but not suppliers or manufacturing carried out under contract. Companies report safety statistics monthly on structured templates.

The EHS management system is reviewed and audited by a team of company EHS managers trained by Arthur D. Little. Each company is audited on average every three years. For independence, EHS managers do not audit their own companies.

Occupational Health (OH) is given a high priority across the Group. In larger operations, professional staff provide in-house services. Smaller locations engage contractors or local government facilities. There is a clear understanding in each operation of the key OH conditions to be managed in the work place and the management systems to respond.

In many parts of the world, local health services are struggling to provide an adequate service, and serious diseases such as malaria, AIDS and TB are responsible for significant levels of death and disability. In a number of such countries, our companies provide mobile health clinics, and in most countries we sponsor employee health care costs and/or immunisation programmes for families. We also provide work place health education in areas afflicted by major illnesses such as AIDS.

Through discussion and benchmarking with other international organisations, we aim to continuously improve our OH systems. We are introducing new measurement tools to assess progress and to help develop improvement programmes. Some of these, such as work place risk assessment, already form part of our EHS Policy.

Safety: Our two clear objectives in safety management are a target for zero accidents and injuries, and to recognise and reward safety performance across the Group.

We do not set phased targets for accident reduction, believing that this might encourage a tolerance of 'acceptable' accident levels. Instead we run two awards: the *Zero Accident Award* rewards companies which have recorded no accident in the year, and the *Merit Award* rewards sites or operations with no accident in the year or over 1 million man-hours.

We aim to continue driving down accident rates through proactive management and risk-assessment techniques that identify and eliminate potentially dangerous situations before they give rise to accidents.

Employee Communications and Culture

We are committed to good internal communications and have moved to an open and transparent approach, while respecting business confidentiality. Considerable emphasis is placed on encouraging and enabling managers to explain business strategy, performance and company positions on 'hot topics' and employee feedback is strongly encouraged. We have invested in many communication tools enabling a two way flow, including:

- *Open Forums* and team talks;
- A global *Bulletin Board* on which any employee can publish news and information;
- A global intranet, *Interact*;
- Employee newsletters widely published in Group companies and at British American Tobacco Group headquarters;
- *Real Progress for the Real World*, a communications programme for employees explaining company positions on smoking and health, CSR and other key topics;
- *Business Connection*, a regular cascade of business briefings and videos for managers globally to use with local staff in interactive meetings.

WHAT DO EMPLOYEES SAY?

Human Resources gather and measure employee opinion. We report here in summary on the results of two international employee opinion surveys during 2001, *Viewpoint* and *Your Voice*, using the Global Reporting Initiative (GRI) Guidelines as a framework.

The surveys were carried out by **International Survey Research (ISR)**, an independent research organisation founded in 1974 which has surveyed more than 40 million employees in over 2,000 organisations worldwide.

Viewpoint results are summarised on page 99 and *Your Voice* is summarised in the Appendix, pages 149-150. We aim to build on the research to develop further ways of giving our employees a voice in our future social reports.

WHAT DID STAKEHOLDERS SAY?

- **In the UK**, trade union stakeholders asked about freedom of association, equality of opportunity, job security, work place smoking and occupational health and safety.
- In **Argentina** and **Zimbabwe**, our companies were expected to give equal employment opportunities to men and women in all positions.
- In **South Africa**, stakeholders asked our company to provide clarity about its activities in employment equity and Black Economic Empowerment. Staff requested general life skills education and more support for the career development of factory employees.
- In **Hungary** our company was asked to give more detailed information about its employment policy.

OUR RESPONSES TO STAKEHOLDERS

- While there was regrettably no opportunity to discuss fully the work place issues raised during **UK** dialogue, our relationship with trades unions in the UK and Europe allows us to discuss these issues directly with the stakeholders who raised them.
- Like other Group companies, our company in **Argentina** has an employment policy which is specifically against discrimination by gender, among other aspects, and will continue to give equal employment opportunities to men and women in all positions. Our company in **Zimbabwe** has a similar policy and runs a recruitment programme that is open to all but is concerned at its lack of success in attracting a satisfactory proportion of female recruits.
- Our company in **South Africa** has made supporting social transformation goals a key result area. It will develop a policy statement and action plan in 2002 on Black Economic Empowerment and publish employment equity targets and current statistics. It will extend its life skills training for non-management employees and provide courses on, for example, time management and personal assertiveness, after conducting a proper needs analysis.
- Our company in **Hungary** has been rated as the 10th best employer in the country in an employee satisfaction survey and will give more emphasis in its employment approach to monitoring employee satisfaction.

> SAFETY PERFORMANCE 2001

In 2001 lost workday case (LWC) accidents across the Group reduced to 441 from 468 in 2000. The overall LWC incident rate (LWCIR) was 0.72, down from 0.76 in 2000.

Eight companies completed 2001 without a LWC accident in any of their operations. A further 35 manufacturing facilities or sales and marketing operations achieved either 1 year or 1 million man-hours without a LWC accident, up from 19 companies achieving awards in 2000.

The highest numbers of LWC accidents were in manual handling (29 per cent down from 37 per cent in 2000) and slips/trips (18 per cent up from 15 per cent in 2000).

In 2001, serious accidents regrettably increased to 37 from 35 in 2000. There were three fatalities (as in 2000) all involving contractors working for Group companies. Traffic accidents resulted in 41 per cent of the serious accidents, significantly up from 17 per cent in 2000. All other types of serious accidents decreased.

i Group companies' 2001 Occupational Health and Safety activities are in the Appendix, page 148

i Data on 2001 safety performance against GRI indicators are in the Appendix, page 151


700
600
500
400
300
200
100
0
652
562
627
397
468
441
1996
1997
1998
1999
2000
2001

LWC Accidents 1996–2001


45
40
35
30
25
20
15
10
5
0
2000
2001
Traffic
Manual handling
Slips/trips
Falls from height
Entrapment
Object falling

Causes of serious accidents: as percentages 2000-2001

> VIEWPOINT

- *Viewpoint* in November 2001 surveyed British American Tobacco employees globally across all levels of seniority.
- Employees were sampled from a representative range of countries on size and geography, ensuring a statistically representative sample.
- 52 countries or markets were included. Questionnaires were in 24 different languages.
- 3,739 questionnaires were distributed, returning an 85 per cent response rate (3,175).
- Nine broad categories were covered: *Culture, Leadership, Talent, Pay & Benefits, Learning*, and the Group Guiding Principles: *Open Minded, Strength from Diversity, Enterprising Spirit*, and *Freedom through Responsibility.*

These comments represent ISR's professional opinion:
In those categories where direct benchmarking is possible, the Group globally scored significantly more positively than the Global High Performance (GHP) norm. It can be concluded that general levels of employee satisfaction are significantly more positive throughout British American Tobacco as a whole than would be expected in most organisations globally. Indeed, further analysis indicates British American Tobacco scores above the 75th percentile scores for the GHP norm in many areas.

Continued...

British American Tobacco Overall vs Global High Performance Norm

Diff. vs. Global High Performance Norm


Pay and Benefits
17
Talent
15
Learning
11
Leadership
10
Culture
6
Open Minded
6

British American Tobacco Overall (N=3,175)
Global High Performance Norm (N=135,586)

Shaded difference bar denotes a statistically significant difference

ISR VIEWpoint CREATE OUR FUTURE

> VIEWPOINT CONTINUED

Culture

- 83 per cent of employees believe the Group Guiding Principles are well understood, in line with the average for Global High Performing organisations (82 per cent).
- 70 per cent of employees believe management decisions are consistent with the Guiding Principles, compared to 62 per cent of employees in the GHP norm.
- 78 per cent of employees feel the Guiding Principles link to what they do in their jobs (no norm data).

Open Minded

- 57 per cent of employees feel it is safe to say what they think in their work place, in line with the GHP norm (58 per cent).
- 71 per cent of employees feel their views are listened to (no norm data).

Strength from Diversity

- 82 per cent of employees feel the diversity of British American Tobacco's people and ideas creates opportunities and a competitive edge (no norm data).

Talent & Learning

- 71 per cent are satisfied they can achieve their career objectives (20 per cent above GHP norm).
- 70 per cent feel they have opportunity for personal development and growth (6 per cent above GHP norm).
- 75 per cent feel there are sufficient opportunities for them to receive development and learning opportunities to improve skills for their current job (12 per cent above GHP norm).
- 64 per cent feel there are sufficient opportunities for development and training to increase their eligibility for a more demanding job (14 per cent above GHP norm).

> GRADUATE TRAINING: THE CHALLENGE INITIATIVE

Graduate recruitment and development is a key part of our strategy to ensure that our companies are equipped with managers of the highest calibre who can build the future of the business.

Our unique two-year management trainee development programme, the *Challenge Initiative*, began in 1996 and recruits in over 40 countries. It aims to provide a demanding and interesting experience and has helped us to select and develop highly talented graduates to a global standard of excellence.

Our annual Management Trainee Survey gathers feedback on the key building blocks

CSR VERIFICATION

Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique

Numerical: numerical data has been checked for accuracy and/or source

Process: information has been checked for accuracy and is derived using a verified AA1000 process

> GRADUATE TRAINING: THE CHALLENGE INITIATIVE CONTINUED

of the initiative: induction, coaching and mentoring, and functional and managerial development. The 2002 survey received a 71 per cent response rate (up by 51 per cent in 2001), with scores up in almost all categories and 85 per cent of respondents saying the initiative had met or exceeded their expectations.

Comments from some of our graduates in the survey included:

- "I was under the impression when I was told I was taking control of a team that it would only be in theory and my manager would just get me to do some things. However I was given complete control and trust to run the team as I saw fit. I made mistakes but learnt from them and developed a management style of my own." **(Australia)**

- "*The Challenge Initiative* enables trainees to have a strategic vision of business and think globally." **(Brazil)**

- "Before taking part in a multi-functional project, I believe some pre-emptive cross-functional training is a must." **(Uzbekistan)**

- "Great career opportunities, good training courses and a deep integration with business." **(Uzbekistan)**

- "Nothing prepared me for the amount of support offered by both my coach and my mentor. They have ensured that all aspects of my development have been addressed and have been thoughtful and considerate in considering my personal requirements." **(Europe)**

- "The induction was well planned and coordinated; it boosted our morale and expectations." **(Africa)**

- "The programme could have courses involving other companies to help us understand how these abilities work in different business cultures. For example you could start a Forum to discuss leadership: how is leadership developed and stimulated in your company?" **(Brazil)**

- "This programme gives management trainees excellent opportunities in a world-class company. It is up to everyone to what extent they will be used." **(Russia)**

- "Six-weekly reviews are a good way to evaluate the day-to-day programme... the six-monthly appraisal is also a good tool. However, proper and objective feedback must be provided to improve management trainees' performance." **(Indonesia)**

Although the findings across countries were not uniform, the management trainees' feedback indicates that the *Challenge Initiative* is an increasingly valued and important part of their development. We are cautious against complacency, and know that we must build on and sustain our progress.

Retention: Of the 109 management trainees recruited between 1996 and 2001, 83 (76 per cent) are still employed within the Group.

BUSINESS INTEGRITY AND HUMAN RIGHTS



WHAT ARE THE ISSUES?

Globalisation has given rise to concerns about power, responsibility, the role of governments and the role of companies. Many transnational businesses wish to demonstrate that they are operating responsibly and to be more transparent about their roles and responsibilities, and we agree there is a need for this.

Society is looking increasingly for rules and standards for corporate conduct and concepts of corporate governance have broadened beyond shareholders' expectations to wider expectations about how companies should operate.

There is increased focus on the respective roles of governments and transnational companies, particularly in areas of human rights and the distribution of wealth. Many multilateral policies are being developed in areas such as supply chain, labour standards and environment.

OUR VIEWS AND CURRENT PRACTICE

- We believe that multinational companies have a vital role to play in demonstrating best practice, operating responsibly and transparently and, in many cases, going beyond compliance to address some of the wider issues in society.

- We recognise the significant responsibilities that our own business entails. We believe that a group such as ours, with a century's experience of operating in diverse global cultures, whose companies know our product and its science, who support sensible regulation, and who have a long track record of cooperation with governments worldwide, can make a real contribution to progress.

We recognise the significant responsibilities that our own business entails.

- We accept that companies can lead by example and can influence through best practice. Companies can also on occasions raise issues of societal concern and can draw on their own experience of standards elsewhere to support governments initiating change.

- We believe that companies can best contribute to the promotion of human rights by pursuing policies that respect the rights and interests of all those involved in the production, supply and consumption of their goods and services. For example, our employment and environmental standards are world class and are applied consistently across all Group companies.

- We believe there is a need for greater shared understanding about the roles and responsibilities of global businesses. Business cannot solve every problem and cannot be a substitute for government. If a country is seen to be failing in its duties to its citizens, business cannot take on the role of international diplomacy, or direct countries on how they should be governed. However large and successful they are, companies do not and should not have the ability or mandate to step into areas of authority or decision making that are for governments or communities.

We accept that companies can lead by example and can influence through best practice.

- Our companies are expected to observe the laws and regulations in every country where they operate. They will operate in any country unless it is for any reason unlawful for them to do so, in the belief that this is the best way for a commercial organisation to fulfil its role and to contribute to economic, environmental and social development goals and to the spread of best practice.

WHAT DID STAKEHOLDERS SAY?

- In the UK, the company was requested to publish its business values in a code of ethics, including its policy on operating in countries accused of violating human rights.

- UK stakeholders expressed concerns about a Group company operating in Myanmar, a country ruled by a military government whose approach to human rights has been criticised by the United Nations. Some stakeholders said the company should withdraw from Myanmar.

OUR RESPONSE TO STAKEHOLDERS

Business Principles

- We will develop and publish a Statement of Business Principles which will apply to the entire organisation. These will cover a wide range of areas including human rights, community relations, supply chain, employment, and environmental, health and safety standards.

- The Business Principles will bring together in comprehensive form a number of existing best practices and policies within the Group, and address areas where our positions require further clarification. For example, they will complement our Employment Principles (see **Work place** section, page 93) and our Standards of Business Conduct. These require all staff to operate to high standards of business integrity, to comply with laws and regulations wherever we operate and state that our standards should not be compromised for the sake of results.

- We will consult with stakeholders during development of the Business Principles, with the aim of establishing more clearly the extent of our responsibilities and spheres of influence as a commercial organisation, and those areas for which we cannot be responsible.

Myanmar

- The local company in Myanmar became part of the British American Tobacco Group following the global merger with Rothmans International in 1999. Rothmans Singapore had decided in 1994 to develop a partnership with a local investor in Myanmar, following encouragement of foreign direct investment in Myanmar by the Association of South East Asian Nations (ASEAN). Rothmans of Pall Mall (Myanmar) Limited, the local Group company, is a joint venture, 60 per cent owned by Rothmans Myanmar Holdings and 40 per cent owned by Union of Myanmar Economic Holdings Limited, an organisation owned by the Government of Myanmar.
- A Social Impact Status Report is to be published in 2002 by Rothmans of Pall Mall (Myanmar). This will comprehensively explain and report on such matters as the company's operating practices, community involvement, environmental activities and commitment to best practice and will be available to stakeholders including shareholders, customers, suppliers and contractors, employees, the media and NGOs.
- In line with our position, Rothmans of Pall Mall (Myanmar) intends to continue conducting its business in Myanmar in the belief that this is the best way for a commercial organisation to fulfil its role and to contribute to economic, environmental and social development goals and to the spread of best practice.

COMMUNITY AND CHARITABLE DONATIONS ⓐ[1]



We recognise the wider role of companies as corporate citizens and our companies have long supported local community and charitable projects and initiatives.

These vary from country to country, reflecting our recognition that each business environment and community is different, with its own needs and aspirations. However, community and charitable activities supported by Group companies largely involve the environment, employment and education, arts and cultural activities, disaster relief and primary healthcare.

In the UK, our focus is currently on the environment, tertiary education and the arts. We also respond to natural disasters, working with the Group company concerned.

CORPORATE GIVING LIST

In November 2001, British American Tobacco p.l.c. was ranked 17th of the FTSE 100 companies in the Corporate Giving List compiled by the UK *Guardian* newspaper with the charity consultancy the Directory of Social Change.

The list was based on giving during 2000, when British American Tobacco Group payments for charitable purposes were £11 million, £3.5 million of which was paid in the UK.

> The list may be viewed at http://society.guardian.co.uk/givinglist/tables/0,10999,580050,00.html

During 2001, Group payments for charitable purposes rose to £15.9 million, £3.9 million of which was paid in the UK.

1. *This section has been verified based upon a sampling rate of at least 50 per cent of the examples cited.*

EXAMPLES OF COMMUNITY CONTRIBUTIONS

Environment

ⓘ The *British American Tobacco Biodiversity Partnership* and afforestation programmes within the Group since the 1970s are outlined in Environmental management, page 76 and page 78.

➂ There is also information on the Biodiversity Partnership at its website www.batbiodiversity.org

British American Tobacco has donated £100,000 to the Global Trees Campaign run by Fauna & Flora International, one of the Biodiversity Partners, to mark the British American Tobacco Group's Centenary year 2002. The Global Trees Campaign supports the conservation of 800 endangered tree species throughout the world.

ⓘ Other contributions are included in Group companies' environmental activities 2001, page 134.

British American Tobacco p.l.c. has donated £100,000 to the Global Trees Campaign run by Fauna & Flora International.

Employment

Kenya: *Jua Kali* are the informal tradesmen, mostly car mechanics and electricians, who travel urban areas offering goods and services to low-income groups. In 1988, British American Tobacco Kenya proposed an initiative to the government to promote small businesses. Company and government staff devised the first of annual exhibitions in Kenya's eight regions where *Jua Kali* tradesmen learn marketing skills and quality control. The initiative has helped to change attitudes to the *Jua Kali*, now recognised as a vibrant business sector of 3 million people, a quarter of the working population, which may account for 70 per cent of new jobs in Kenya by 2020. British American Tobacco Kenya remains the main sponsor and co-sponsors now include the Kenya Broadcasting Corporation, the National Social Security Fund, the Kenya Bureau of Standards and Kenya Industrial Estates.

Education

UK: We endow the Chair of International Relations at Cambridge University, and support Chinese and Russian scholars at Cambridge through the Cambridge Overseas Trust.

We have helped to establish the UK's first International Centre for Corporate Social Responsibility at the University of Nottingham Business School, which is developing a research and teaching programme and a specialised Master of Business Administration (MBA) in CSR. Our £3.8 million donation over three years is funding a Professorial Chair, a visiting professor from the developing world and student scholarships from developing nations. We believe the partnership is a good fit with our long-standing commitment to tertiary and management education and will help us to gain deeper insights into developing CSR best practice.

Malaysia: Since 1983 the British American Tobacco Malaysia Foundation has donated over £2.3 million in scholarships to 500 students attending local universities. Its *Decade Challenge* requires applicants to map their aspirations over 10 years, considering challenges facing Malaysian society, business and the environment and how they can contribute to national development. Professor Haji Abdul Manap Said, Chairman of the Foundation's Board of Governors, has called on other corporations in Malaysia to emulate its efforts in building local educational excellence.

China: Our subsidiary in China endows a Chair of Marketing at the China Europe International Business School in Shanghai and supports education in China through the local British American Tobacco Education Foundation.

USA: Our subsidiary Brown & Williamson helps African-American students who would not otherwise anticipate attending college through its SEED (Scholarship Ensuring Educational Development) programme.

ARTS AND CULTURAL ACTIVITIES

Venezuela: The Bigott Foundation, established in 1963 by the British American Tobacco subsidiary Cigarrera Bigott, has become a centre of excellence in promoting and preserving the Venezuelan culture and the country's largest private sector foundation of its type.

Its workshops on traditional music and dance in Caracas attract hundreds of entrants each year, some of whom join the many professional performance groups which in part owe their success to the Foundation. The Foundation helps to make Venezuelan culture more available through books, magazines, radio and TV; works with government organisations; has devoted considerable resources to teacher training to spread knowledge of Venezuelan folklore and helps to export Venezuelan culture through overseas performances.

> There is more information at the Foundation's website: www.fundacionbigott.com

UK: As part of its 2002 Centenary celebrations, British American Tobacco is sponsoring the production of Bizet's *Carmen* at Glyndebourne and, to bring the production to a wider audience, is sponsoring a live relay of a performance in August, to be shown to the public free on a big screen in the courtyard of Somerset House in central London.

DISASTER RELIEF

British American Tobacco Group companies have responded to many natural disasters worldwide with practical help and funds. For example:

Bangladesh: In September 2000, floods devastated the Meherpur region, submerging hundreds of villages, marooning thousands of people and affecting crops, livestock, food stocks and roads. British American Tobacco Bangladesh staff managed to reach victims in difficult to reach destinations, distributing water purification tablets, medical supplies and clothing.

Pakistan: In July 2001, torrential rains in northern areas caused flash floods and landslides resulting in many deaths and the destruction of homes. With local authorities, our subsidiary Pakistan Tobacco Company mobilised funds, food and building materials for families affected. The company's mobile doctors supplied first aid, helping over 500 people in the Buner area alone.

Donations: Recent donations for disaster relief have included £100,000 to rehouse victims of flooding in Mozambique, $1 million to the New York State World Trade Center Relief Fund and £100,000 to help victims of the Nyiragongo volcano eruption at Goma in Congo.

PRIMARY HEALTHCARE

Pakistan: Millions of people lack basic medical care, sometimes resorting to unqualified advice. Pakistan Tobacco Company enables 1,600 people to be examined at no charge every month and to date has helped over 150,000 people. In the late 1980s the company became aware of the depth of the problem when surveying living conditions in the areas around its factories at Jhelum and Akora Khattak and for workers in northern leaf growing areas. It introduced three mobile dispensaries staffed by doctors and a pharmacist, offering free medical checks and free prescribed medicine over a 30km radius of the factories and help during natural disasters.

i Other health-related contributions are included in Occupational health & safety, page 94.

LOOKING AHEAD



We seek to build on and improve our social reporting across all aspects: inclusivity and quality of stakeholder engagement, the geographic scope and scope of issues covered, embeddedness, verification, alignment with AA1000 and refinement of the GRI indicators against which we report. We aim to continue strengthening our CSR governance and internal auditing of performance and will work towards developing further indicators and improvement Road Maps.

SPECIFIC ACTIONS FOR US FOLLOWING THIS CYCLE INCLUDE:

Risks of smoking and consumer information

- In response to dialogue, our companies will take steps to enhance their efforts to communicate about the risks of smoking, including considering setting up local websites similar to the global corporate site with information on smoking and health and links to independent sources of information, and will continue to work to make our views on the risks of smoking clear to governments, employees, consumers, the media, business partners, NGOs and shareholders.

Public smoking

- Pursue dialogue with stakeholders to establish what role, if any, we should have in providing advice to parents not to smoke around young children, especially babies, and advising smokers to be considerate of those with conditions such as asthma.

- Welcome suggestions from our stakeholders on how we can encourage the *AIR (Atmosphere Improves Results)* campaign and the UK Health and Safety Executive to cooperate effectively in developing practical ventilation solutions.

Can the risks be reduced?

- Continue to try to engage with regulators, health authorities and relevant scientific and medical specialists to establish scientific criteria for research protocols and product testing in the development of products which might offer lower risks.

- Subject to a satisfactory outcome of our attempts to engage with such key bodies, seek to test market such a product in the UK as soon as is practicable.

- Continue to seek to engage with government, public health bodies and the medical profession in discussing potential messages to smokers about smoking fewer cigarettes and quitting smoking sooner as steps that may help to reduce risk.

- Recognising that there is controversy about lower tar, both about how it is measured and whether lower tar products are associated with any reduction in population health risk, seek to work with the relevant authorities to determine what is the best way forward.

Tackling under age smoking

- Seek further stakeholder dialogue to help us clarify the most appropriate role for us to take in Youth Smoking Prevention solutions.

- Temporarily withdraw UK support from the MTV 'Doesn't Smoke' advertising campaign, pending further dialogue, while continuing to support the UK proof of age CitizenCard.

- Continue to call on the UK Government to raise the UK minimum age for tobacco sales from 16 to 18 and explore with our stakeholders any constructive proposals on furthering this objective.

Marketing: communicating responsibly with consumers

- Report on Group companies' performance against the International Marketing Standards in our Social Report 2002/2003. Our aim is that our companies will all be operating in accordance with them by no later than the end of 2002.

Tobacco regulation and lobbying

- Seek to explore with our stakeholders ways for us to be more involved in the regulatory debate without being accused of subversion.

Contraband and counterfeit

- Our companies will continue and enhance their efforts in helping governments to stamp out contraband and counterfeit and the market conditions which allow contraband and counterfeit to flourish.

Environmental management

- Work through the British American Tobacco Biodiversity Partnership to enhance the partners' own abilities to conserve and manage biodiversity and to review and further develop ways of managing the business that are consistent with responsible biodiversity stewardship.

- Put procedures in place incrementally for further external registration within the Group to ISO14001.

Work place

- Shape the means of measuring current status and progress against our Employment Principles.

- Build on employee opinion research to develop further ways of giving our employees a voice in our future social reports.

- Build on and sustain our progress in developing management trainees.

- Continuously improve our occupational health systems and, in safety, continue driving down accident rates.

Business integrity

- Develop and publish a Statement of Business Principles covering a wide range of areas including human rights, community relations, supply chain, employment, and environmental, health & safety standards.

- Consult with stakeholders during development of the Business Principles, with the aim of establishing more clearly the extent of our responsibilities and spheres of influence as a commercial organisation, and those areas for which we cannot be responsible.

A WAY FORWARD?

In the next social reporting cycle, we hope to develop greater shared understanding of the areas that are our primary responsibility, the areas where responsibility can and should be shared with others and the areas that are the primary responsibility of others, but where we may be able to influence constructively. We would hope that we could move to a third cycle where there would be objective evaluation of our performance in the areas of our primary responsibility and the potential to seek partners with whom we can contribute to addressing issues and developing solutions in the areas of shared responsibility.

BUREAU VERITAS: VERIFICATION STATEMENT

OPINION ON THIS REPORT AND THE UNDERLYING PROCESS

We are satisfied that information conveyed in this social report and marked as verified is reliable and free from significant error or bias. It is both understandable and accessible to stakeholders who wish to gain a better understanding of the social and ethical issues facing British American Tobacco Group companies in the UK and how those companies plan to address the issues. As this is the first reporting cycle, no comparison is possible with previous information.

All reasonable efforts have been made to make the process as inclusive as possible, but reluctance to engage by certain key stakeholders has limited the extent of inclusivity, and thus the completeness of the process during the cycle. To address this, Group companies in the UK must demonstrate actionable commitment to stakeholder issues if they are to build trust, and so improve inclusivity. With this in mind, the information in this report is *material, complete and relevant,* commensurate with the progress made in the accounting and reporting cycle to date.

Group companies in the UK should now consider methods of future engagement and performance measurement that will best serve the interests of stakeholder expectation and of best practice. The CSR Steering Group reviews the extent to which values and objectives are being effectively met; that the accounting and reporting process is being implemented and embedded within the organisation; and the extent to which the process is achieving inclusivity and completeness.

A clear budgetary commitment has been made to continue the accounting and reporting process.

UK REVIEW
AA1000/GRI Alignment & Commentary

The VeriSEAAR© compliance scores for the three stages (Pre-Dialogue, Dialogue and Post-Dialogue) and for the 12 component AA1000 process steps are given in the following diagrams.

i *Refer to section Method (page 118).*

Three Stage Performance


85%
88%
90%
Advanced
79.9
79.3
75.8
Good
68%
56%
50%
Average
40%
28%
23%
Poor
Stage 1
Pre-Dialogue
Stage 2
Dialogue
Stage 3
Post-Dialogue

Process Step Quality

% for each of the 12 AA1000 Process steps


AA1000 Process Step
P12
P11
P10
P9
P8
P7
P6
P5
P4
P3
P2
P1
0
20
40
60
80
100
% achievement

Pre-dialogue

Stakeholders were provided with some relevant information prior to dialogue, although a number commented that pre-notification of the dialogue agenda and more information would have enabled preparation for more meaningful discussion. No restriction was set on the process scope in its coverage of product, operations and location and those stakeholders who either declined or did not respond were re-invited to subsequent events, unless the response was very firm and/or confrontational.

Dialogue

For reasons outlined above, attending stakeholders that did participate in dialogue did not represent a full cross section of interested parties and the absence of government/regulatory bodies and those from the anti-smoking lobby was evident. This was a source of frustration to both British American Tobacco and other stakeholders as it prevented a fuller exploration of product-related issues. There was also a disproportionately high representation from the socially responsible investment sector.

Participants representing British American Tobacco were referred to as the 'owners' of stakeholder concerns, in turn suggesting future commitment and embeddedness. A brief overview of British American Tobacco's Guiding Principles was shared with stakeholders and it is expected that a set of business principles will be developed to incorporate social responsibility.

The dialogue was without restriction and stakeholders were encouraged to raise and explore issues important to them although more than 60 per cent in total highlighted that there was insufficient time for full discussion. Stakeholders were informed of those issues which related to product, risk information and business integrity and which British American Tobacco anticipated would be of main interest; stakeholders were then free to raise any additional issues of concern. Issues not discussed during the first reporting cycle were committed to the agenda of future dialogue sessions.

During this first series of dialogues, development with stakeholders of appropriate indicators, performance targets and associated information was mentioned only briefly. There was no discussion around the development of systems to implement and maintain values, manage information, measure achievement of objectives and targets and review the inclusivity and completeness of the process. Given the stage of the accounting and reporting process, this is understandable and is expected to be developed as the process evolves.

i Refer to section Our approach to social reporting, (page 9) and Appendix: Stakeholder Dialogue, Exclusions & Limitations (pages 120-123) of the report for a verified account of stakeholder identification and engagement.

Post-dialogue

British American Tobacco has acknowledged and duly reported on the main issues of concern raised by participating stakeholders, including issues raised by proxy and others not discussed in detail during dialogue.

British American Tobacco has not yet defined and developed indicators and targets for areas or issues raised in dialogue and we would have liked to see more quantitative and substantial indicators included in this report, including time commitments and performance targets. British American Tobacco states it aims to move forward with a wider and more diverse means of stakeholder engagement, to review and communicate a broader set of values and to develop indicators and targets with stakeholders during the second reporting cycle. In our opinion the social report is that of current status, part way through rather than at the end of a complete cycle.

i Refer to Appendix: 'Aiming for alignment with AA1000' (page 123) of the report for a verified account of how British American Tobacco is meeting the principles of AA1000.

GRI FRAMEWORK

British American Tobacco has achieved more than 50 per cent coverage of GRI indicators in its reporting and we believe that the use of the GRI framework is a reasonable attempt to provide data against internationally established indicators, and of informing the reader of the Group's performance in areas that were not explored in dialogue. British American Tobacco has stated it will respond to stakeholders in further developing GRI indicators over time.

Several economic GRI indicators can be found in the Annual Review and Summary Financial Statement.

We have audited the relevant parts of those management systems which collect the quantitative data reported in the appendix and have sampled approximately 20 per cent and 40 per cent of the environmental and work place GRI indicator data, respectively. We have found this data to be reliably transposed from its source.

FUTURE CONSIDERATIONS

Areas of expectation in terms of AA1000 compliance and performance improvement:

- Fuller exploration of issues raised but not adequately addressed during the first reporting cycle.
- Greater inclusivity by extending stakeholder engagement to a broader spectrum of stakeholder groups with continued openness and transparency.
- Involvement of stakeholders in development of indicators to enable comparison with past performance and meaningful benchmarking.
- Development of business principles with clear responsibilities towards corporate social responsibility.
- Incorporation into the internal audit function of practical assurance aspects of process implementation and development.
- Relaying of experience and learning from the first cycle to participating and further companies in the interests of continuous improvement.

COUNTRY REVIEW

As a Group, British American Tobacco has made a significant effort to report on an unprecedented scale. Stakeholder identification, engagement and dialogue were verified in each participating Group company; no restrictions were reported in terms of identifying issues of concern. Constructive two-way dialogue is reported from each company and stakeholders were free to raise both local and global issues in relation to any Group company's operation or activity. The degree of stakeholder attendance varied across the countries and in some it was disappointingly low, such as Hong Kong and Hungary. Other Group companies experienced high stakeholder attendance in countries such as Argentina and South Africa. Commitment has been made by all participating Group companies to continue the process. Further Group companies have made a commitment to initiate reporting in 2002/03.

Refer to section Our approach to social reporting (page 9) and Appendix:'Coverage of our social reporting; stakeholder dialogue (pages 120-122) for a verified account of coverage, approach and progress across Group companies.

The most common occurring strengths were as follows:

- Inclusive stakeholder mapping and identification.
- Willingness and effort by Group companies to engage with identified key stakeholders.
- Independently facilitated dialogue sessions.
- Openness regarding the raising of a wide range of issues.

The most common occurring problems were as follows:

- Stakeholders' understanding of their role (in the earlier stages).
- Appropriate review and revision of values in the context of CSR principles.
- Development with stakeholders of appropriate indicators and performance targets.
- Systems to implement and maintain values, manage information, and measure achievement of objectives and targets.

The range of VeriSEAAR© compliance scores for Group companies (excluding those from the UK) is given in the diagrams[1] on the following page.

This verification statement does not comment on the quality of the social reports and the information contained therein published by other participating Group companies. Refer to individual Group company social reports for a full verification statement.

1. These scores come from the following markets: Brazil, Germany, Malaysia, South Africa, Sri Lanka and Zimbabwe. These were the only markets with completed VeriSEAAR© scores at the time of going to print. For individual VeriSEAAR© scores, please see individual country reports.

> RANGE OF VALUES FOR GROUP COMPANIES


Minimum, Maximum and Average Scores for Process Steps
AA1000 Process Steps
% Achievement
35%
64%
90%
60%
82%
90%
87%
62%
63%
87%
49%
80%
90%
72%
83%
90%
52%
62%
87%
59%
75%
86%
88%
90%
53%
79%
90%
75%
87%
90%
81%
89%
90%


Minimum, Maximum and Average Scores for Three Stages
85%
50%
23%
88.7
76.1
60.7
88%
56%
28%
89.3
84.8
82.3
90%
68%
40%
86.0
76.0
65.4
Advanced
Good
Average
Poor
Stage 1
Pre-Dialogue
Stage 2
Dialogue
Stage 3
Post-Dialogue

9 Bureau Veritas: Verification statement

SCOPE

Bureau Veritas is conducting verification in Group companies in 14 countries, including the UK, based on the VeriSEAAR© methodology.

i See Our approach to social reporting (page 9).

Verification has been conducted against the following objectives:

- To provide an ongoing review of Group companies' adaptation and implementation of AA1000.
- To verify whether the information contained within the social report is a true and fair reflection of relevant Group companies' activities and performance.

This statement covers the British American Tobacco p.l.c. report and includes a country overview. Full verification statements are contained within each of the social reports produced by the other Group companies.

Verification has covered all aspects of the AA1000 process from the company's governance structure and identification of stakeholders through to the setting and measurement of objectives and targets. Both local and global issues have been raised by stakeholders in relation to any Group company's operation or activity in any location. Bureau Veritas has not been constrained by British American Tobacco in its coverage of the process.

In addition to the process of issues-based dialogue, British American Tobacco requested that certain case studies and information sections within the report entitled 'What did stakeholders say?' and 'Our response to stakeholders' be verified. Quantitative indicators relating to social and environmental performance based on the Global Reporting Initiative (June 2000) were also included as far as possible.

METHOD

We have used a variety of established auditing techniques to check the accuracy of information reported. These include inspection of records and documents; internal and external enquiry; confirmation of information sources and accuracy; direct observation of dialogue and other key elements of the process.

Due to the significance of stakeholder engagement, the verifiers attended all stakeholder dialogue sessions to assess the freedom of stakeholder expression, the capture of issues raised and the correlation of these issues with the responses and commitments published in the reports.

To assess the social reporting process as a whole against AA1000 we deployed our quantitative assessment tool, VeriSEAAR©.[1]

---

1. Bureau Veritas VeriSEAAR© includes as part of the tool a Truncated AA1000 allowing ease of use and application during verification work. More information is available on ***www.bureauveritas.com***

This is modelled on a complete and literal interpretation of the requirements of the standard and provides a compliance score against the individual process steps of AA1000. In some cases, Group companies are reporting before the end of a full SEAAR cycle. VeriSEAAR© takes account of this, and those requirements relating to future process steps are not equated into the scoring. Therefore, this is a measure of the quality of the AA1000 process steps undertaken up to the reporting date and not of the proportion of process steps completed.

VeriSEAAR© is structured into three distinct stages: pre-dialogue, dialogue and post-dialogue. A score is attributed to each of these stages to illustrate how the company has tackled the challenges and requirements of each. For more information on VeriSEAAR©, please visit www.bureauveritas.com

BUREAU VERITAS

Bureau Veritas S.A.
UK Branch.

Throughout the social reporting cycle all participating Group companies have been assessed using VeriSEAAR© to provide an overview of compliance and also an opportunity for participating Group companies to monitor implementation. Participating Group companies have had sight of the criteria used within VeriSEAAR©, but not of the scoring mechanism. Our philosophy throughout has been to help accelerate improvements in Group companies' social reporting processes by providing incremental and regular audit and inspection feedback.

VERIFICATION SYMBOLS

Within the body of the report itself you will see a number of verification symbols. These symbols are designed to highlight exactly which areas of text have been verified by Bureau Veritas, and in what way:

- **Process:** information has been checked for accuracy and is derived using a verified AA1000 process
- **Base Data:** the facts stated or claims made have been confirmed by enquiry or other audit technique
- **Numerical:** numerical data has been checked for accuracy and/or source

APPENDIX
SOCIAL REPORTING

COVERAGE OF OUR SOCIAL REPORTING

EQ MANAGEMENT REVIEW

- An initial scoping of social reporting was conducted for British American Tobacco by EQ Management, who carried out a survey of the business across 13 countries: Argentina, Brazil, Costa Rica, Germany, Japan, Malaysia, Russia, Spain, Sri Lanka, Uganda, Zimbabwe, the United Arab Emirates and the USA.
- EQ Management chose the countries for their range of size, location, ethnic and religious composition, economic prosperity, degree of tobacco-related regulation and nature of local business operations.
- The review was mainly conducted internally through confidential one-to-one interviews with managers and staff. A small number of business partners such as retailers, distributors and leaf farmers were also interviewed.
- EQ Management summarised its findings and recommended a social reporting structure.
- The review enabled British American Tobacco to commit in December 2000 to begin social reporting in the UK and 13 other countries in 2001, with a view to expanding the process over time across the Group.

GEOGRAPHICAL COVERAGE

- EQ Management recommended that the first cycle should include the UK and the 13 countries in its initial review, enabling the reports to be as representative as possible of our global business.
- Companies in four countries in the initial review – Spain, the United Arab Emirates, Japan and Costa Rica – did not participate initially. Instead, companies in Hong Kong, Australia, Hungary and South Africa took part.

i The first cycle countries are listed in Our approach to social reporting, page 9.

COVERAGE OF ISSUES AND AREAS OF THE BUSINESS

- At the request of the participating companies, the process did not seek to pre-determine the issues or business areas covered in the first cycle, so that stakeholders could raise whichever issues they saw as priorities. The agenda in each country has been led by local stakeholder interest.
- We envisage that the areas of business activity covered may widen with increased stakeholder engagement.

STAKEHOLDER DIALOGUE

All participating Group companies are following the AA1000 Standard. Our companies have developed local dialogue processes to enable them to respond to their particular local stakeholders and environments.

All participating companies are following the model involving Dialogue 1 and Dialogue 2, regardless of the structuring of groups and discussions. At the date of this report, not all have completed the cycle (although all have completed Dialogue 1) so examples in this report of non-UK stakeholder views do not cover all countries.

OUR COMPANIES' CHOICES OF DIALOGUE FACILITATOR/MODERATOR

- UK: the former Bishop of Durham (moderator) and the Rev. Charles Yeats (facilitator);
- Argentina: well-known academic and TV/radio commentator (moderator) and specialist in conflict resolution (facilitator);
- Australia: former government adviser;
- Brazil: former diplomat;
- Germany: publisher/expert in strategic issues;
- Hong Kong: facilitation consultancy;
- Hungary: well-known TV presenter;
- Malaysia: a research and facilitation consultancy;
- Russia: well known independent facilitator;
- South Africa: academic/specialist in conflict resolution;
- Sri Lanka: six different independent moderators to ensure ethnic diversity representation;
- Uganda: consumer protection official/media executive;
- USA: facilitation/dialogue consultancy;
- Zimbabwe: former High Court judge.

LOCAL DIALOGUE STRUCTURES TO DATE

- UK: one group on a range of issues with additional comments passed to the facilitator by non-participants;
- Argentina: three dialogue groups on what is expected of a responsible tobacco company and two on under age smoking;
- Australia: four groups based on geography;
- Brazil: four groups on youth smoking prevention, consumer information, smoking and health issues and regulation;
- Germany: one group on a range of issues;
- Hong Kong: one group with discussion in English and Chinese;
- Hungary: issues prioritised for discussion in one group;
- Malaysia: one dialogue group on a range of issues over two days;
- Russia: sequential facilitated discussions with a range of stakeholders;
- South Africa: separate dialogue groups of regulators, suppliers, industry, employees and health officials;
- Sri Lanka: thirteen groups on a range of issues;
- Uganda: two dialogue groups with 80 per cent attendance of those invited, submissions from anti-smoking groups, and a presentation by the Ministry of Health;
- USA: dialogue with policy makers and societal stakeholders in two groups;
- Zimbabwe: five groups on under age smoking, farming, and corporate conduct.

STAKEHOLDER GROUPS INVITED TO/ATTENDING ONE OR MORE UK DIALOGUE SESSIONS

Stakeholder Category	Invited	Attended
Business ethics and socially responsible investment	32	13
Medical organisations	24	4
Youth, women, family organisations	14	2
Education	7	0
Community, welfare, religious	13	1
Overseas development, environment	12	1
Retail, consumer	15	1
Business, trade	10	5
Trade Unions	6	3
Government, political committees, political parties	19	2
Marketing, film, broadcasting	11	2
Research organisations and think tanks	3	0
Anti-tobacco groups	1	0
TOTAL	167	34

The UK dialogue reporting addresses a number of points relating to issues raised by stakeholders in dialogue which were made by stakeholders who declined to attend the dialogue, but who expressed views by letter, in conversation with our facilitator and/or in public statements.

EXCLUSIONS AND LIMITATIONS

This section outlines the areas that we have been unable to cover, or have been limited in covering, in this report.

UK DIALOGUE

- Many stakeholders engaging in the UK dialogue in this first cycle felt that it would have benefited from wider participation. We recognised that building greater trust with stakeholders would be necessary before we would be able to engage in dialogue. Our UK facilitator worked to include as many stakeholders as possible but many groups in the UK declined to take part. We respect the views of those who were uncertain about our motives and hope that dialogue can develop further over time.
- The UK stakeholder inputs cannot therefore be described as fully representative or complete. There was significant non-participation by Government, pressure groups, health organisations and family and youth groups.
- Although no specific employee dialogue took place in the UK in the first cycle, we held Open Forum discussions with staff on smoking and health issues. Discussions with employee representatives also regularly take place at meetings of the Staff Council.

> There is a summary of two global employee surveys in the Work place section.

- In the first cycle in the UK, we concentrated on engaging with UK-based stakeholders. In the second cycle we would like to extend the UK dialogue to include multilateral stakeholders.
- Due to time constraints we were unable to include in the UK dialogue specific business stakeholders such as suppliers, distributors, wholesalers and retailers. Views from many of these groups were contributed by representative bodies such as Trade Associations and Trades Unions. Business stakeholders engaged in the dialogue with several Group companies and issues and responses are covered in local reports.
- In October 2000, the UK Secretary of State for Trade and Industry announced a confidential investigation under Section 447 of the Companies Act 1985 into "allegations of BAT's involvement in smuggling". We stated that we would be cooperating fully with the investigators but would be making no further comments during the course of their work. We did not discuss smuggling allegations fully whilst the UK Government's Department of Trade and Industry is carrying out its confidential investigation.

(8) GRI INDICATORS

- Our reporting against the GRI (Global Reporting Initiative) indicators is based on information available to us during the first cycle (GRI June 2000 version). The GRI is reviewing its framework and a revision is expected in 2002. AA1000 is also being re-issued in 2002.
- We have reported against about 50 per cent of the GRI Social and Environmental indicators, those currently measured within the Group, and aim to work with stakeholders to refine and develop the indicators to improve alignment with the GRI and with stakeholder expectations, also taking into account future revisions to both the GRI framework and AA1000.

(9) AIMING FOR ALIGNMENT WITH AA1000

This section gives more detail on how we have tried to meet each principle of the AA1000 Standard. The definitions of the principles are given in summary form.

> There is a full definition of each principle at the AccountAbility website www.accountability.org.uk

Inclusivity is integral to AA1000 and concerns the reflection at all stages of the social and ethical accounting, auditing and reporting process of the aspirations and needs of all stakeholder groups.

- AA1000 is the only standard in which external engagement is a key principle. We have placed stakeholder dialogue at the heart of our process.
- We have encouraged feedback from stakeholders participating in dialogue on aspects of the dialogue itself and on our broader approach to reporting to society.
- We have not so far been able to consult stakeholders as widely as we would like on our approach to the reporting process itself.

> We are encouraging more widespread participation by requesting responses sent either via our website www.bat.com/socialreport or by letter to the Head of Social Reporting (see page 156 for contact details).

Similar feedback routes are being opened by each participating Group company.

Completeness concerns the unbiased inclusion of all appropriate areas of social and ethical activity.

- The scope of each report has been broadly shaped by issues raised in the dialogue. By also reporting on 50 per cent of the Global Reporting Initiative indicators we aim to inform stakeholders on our performance in areas not necessarily raised or raised less in dialogue.
- Many diverse issues were raised worldwide, covering our business activity from product to materials supply chain. These are addressed in detail in the local reports and this report includes examples.

i The **stakeholder global issues landscape**, page 25 shows the issues raised worldwide.

- In the UK dialogue reporting we have addressed a number of points relating to issues raised in dialogue which were made by stakeholders who declined to attend the dialogue, but who expressed views by letter, in conversation with our facilitator and/or in public statements. These include points from the medical community relating to the health risks of smoking. We are unlikely to do this in the future as we seek to encourage inclusive face-to-face dialogue.
- All participating companies aim to broaden the discussion and coverage of issues in the future.

Materiality concerns the alignment of information in the report with the interests, expectations and needs of stakeholders.

- We believe that the issues raised in dialogue and addressed in this report are those that most strongly concern the majority of stakeholders.
- Looking forward, we hope to work with stakeholders to develop further performance indicators to enable measurement of our progress.

Regularity and Timeliness concerns the need for regular social reporting.

- British American Tobacco p.l.c. and the Group companies reporting in the first cycle will report again in 2003. More Group companies will also report in 2003. As more Group companies join the process, we will consider the best ways to enable regular reporting to meet local stakeholders' expectations.

Quality Assurance concerns the verification of reporting by an independent and competent third party.

- Bureau Veritas is verifying all 14 reports in 2002 and providing a verification statement for each.

i There is more in the **Verification statement**, page 113.

Accessibility concerns appropriate and effective communication to the organisation's stakeholders of its social performance and its reporting process.

- All reports have been published in the majority local language plus English where English is not the local language.
- A web version of this report will be published on www.bat.com, our corporate website. Group companies with websites will also aim to publish their reports online.
- We appreciate that social reports might not be an effective means of communicating with all our stakeholders, particularly in developing countries. We will seek to understand further their preferred means of communication through future dialogue.
- This report complements additional information made widely available in the British American Tobacco *Annual Review and Summary Financial Statement*, on the corporate website and local company websites, and in central and local company literature including the descriptive Group booklet *About Us*. Contact details for Group company literature are at the end of this report.

Information Quality concerns the relevance of information and the extent to which it allows readers to compare our performance with that of past years or with that of other organisations.

- With the exception of some established reporting areas such as our Environmental, Health & Safety performance, we are not yet able at this early stage to present trends or quantifiable targets.
- Our employee survey results give a comparison of British American Tobacco as an employer against other companies.
- Data we have reported to GRI indicators is formatted to a reporting standard intended to enable comparisons with other organisations.
- Over time we hope to develop some meaningful indicators and targets on the key topics discussed in this report, if this proves helpful to stakeholders in sustaining transparency.
- We believe that the setting of indicators and targets should involve consultation on their value and practical implications. We therefore do not yet feel that we can set a timeframe for establishing a complete set of indicators against each topic or issue.

Embeddedness concerns embedding the social reporting processes and principles into an organisation's mainstream policies, decision-making and management systems.

We have taken a number of steps to help embed the process at all levels.

Values and Principles

- British American Tobacco complies with the requirements of the Combined Code, the UK's Code of Best Practice for companies listed on the London Stock Exchange.
- The Group also operates within a framework of Guiding Principles, Policies, Common Platforms and Best Practice, with the overall objective of ensuring standards in dealing with stakeholders and third parties in terms of equity, fairness, ethics, value, quality, regulatory and business objectives and corporate citizenry.
- The Group Employment Principles are published in this report. Key expectations for employees

ISSUES AROUND TOBACCO: MARKETING

worldwide are also set out in our Standards of Business Conduct, which require all staff to operate to high standards of business integrity, to comply with laws and regulations wherever we operate, and which state that our standards should not be compromised for the sake of results.

- To complement this framework, we intend to develop and publish a Statement of Business Principles which will apply to the entire organisation.

Building Capacity

- We have comprehensively trained managers in all regions to enable them to implement social reporting consistently, while also optimising it for their local stakeholders.
- Participating Group companies in each country appoint a specific Social Reporting Manager.
- During the first cycle we have run two residential workshops to help the local Social Reporting Managers and other managers with the required skills and understanding. Participating companies have also taken part in four regional workshops to share best practice and learning.

Governance

i The Group governance structure for CSR and social reporting is outlined in Our approach to Social Reporting, page 20.

Continuous improvement concerns recognised and audited steps to improve social performance in response to stakeholder inputs.

- Our London dialogue responses were reviewed, discussed and endorsed by the Group's Management Board and the Central CSR Steering Group, and local responses were reviewed, discussed and endorsed by the relevant local General Manager/CEO and local CSR Steering Group.
- Our aim is to manage company actions described in all responses as rigorously as we manage all other areas of our business.
- We recognise that we are on a continuous journey. As well as absorbing feedback from stakeholders in the dialogue, we continue to be influenced by feedback from the verifier and by continuously developing national and international CSR standards.
- Our management teams will continue to evaluate whether the process we have adopted is adequate for stakeholders and the Group and we will actively seek stakeholder opinion and suggestions on improvements to it.

INTERNATIONAL TOBACCO PRODUCTS MARKETING STANDARDS

- The parties subscribing to these Standards (the 'Participants') wish to record their belief that tobacco products should be marketed in a responsible manner and that reasonable measures should be taken to ensure that the promotion and distribution of tobacco products is:
  – directed at adult smokers and not at youth, and
  – consistent with the principle of informed adult choice.
- These Standards should be observed in both their letter and intent.

- In subscribing to these Standards, the Participants wish to encourage:
  - all others who manufacture or market tobacco products to join them as Participants; and
  - all others who are associated with the manufacture, sale, distribution or marketing of tobacco products to embrace the principles of these Standards.
- The practices of the Participants should not be less restrictive than these Standards unless required by law, but any more restrictive legal requirement or voluntary undertaking shall take precedence over these Standards.
- The Participants should incorporate these Standards into their own internal codes.
- The Participants intend to support the comprehensive incorporation of these Standards into national laws.
- These Standards do not apply to the relationship between Participants and their suppliers, distributors or other trade partners, although those parties are encouraged to comply with the Standards in any dealings they have with consumers.
- The Participants shall take reasonable measures to prevent third parties from using their tobacco product brand names or logos in a manner which violates these Standards.
- These Standards are not intended to prohibit the use of any trademarks as brand names or on packaging.
- A Participant shall comply with these Standards as quickly as possible and, in any event, no later than 12 months from the date that it subscribes to the Standards or, where existing contractual provisions prevent earlier compliance, in any event by 31 December 2002, provided in all cases compliance is not in breach of relevant laws. The timetable for compliance with the Sponsorship Standards is set out on page 131.

DEFINITIONS

The following definitions are provided to assist in the interpretation of these Standards.

Term used in these Standards	Explanation
adult	A person who is at least 18 years old, except where legal requirements or voluntary undertakings entered into by the Participants specify a higher minimum age for the lawful sale, purchase, possession or consumption of tobacco products, in which case the term 'adult' means a person of at least that minimum age.
advertisement	Any communication by or on behalf of a Participant to consumers which has the aim of encouraging them to select one brand of tobacco products over another.
promotional event	An event or activity organised by or on behalf of a Participant with the aim of promoting a brand of tobacco product, which event or activity would not occur but for the support given to it by or on behalf of the Participant.
sponsorship	Any public or private contribution to a third party in relation to an event, team or activity made with the aim of promoting a brand of tobacco product, which event, team or activity would still exist or occur without such contribution.
tobacco products	Manufactured cigarettes, cigars, cigarillos, pipe tobacco, fine cut tobacco, and pre-formed tobacco rolls.
youth	Any person who is not an adult. The term also includes the plural.

CONTENT STANDARDS

The following Content Standards are intended to cover all communications by or on behalf of a Participant to consumers which have the aim of encouraging them to select one brand of tobacco products over another. Certain communications associated with sponsorship activities are subject to separate requirements set out on page 131.

No advertisement shall:

- Be aimed at or particularly appeal to youth.
- Feature a celebrity or contain an endorsement, implied or express, by a celebrity.
- Depict any person under or appearing to be under 25 years of age.
- Suggest that any of the following is enhanced by smoking:
  - sporting or athletic success,
  - popularity,
  - professional success, or
  - sexual success, or
- Suggest that most people are smokers.

All new advertisements published or disseminated after subscription to these Standards, including renewals and replacements of existing advertisements, shall contain a clearly visible health warning except those which:

- Appear on point of sale material, the advertising display area of which is smaller than 250 square centimetres.
- Are, either individually or in deliberate combination with other advertisements, smaller than 25 square centimetres and are placed on promotional merchandise; or
- Until 1 December 2006 are used at and connected with sponsored activities.

MEDIA USAGE STANDARDS

Print

No advertisement shall be placed in any printed publication unless there is a reasonable basis upon which to believe that:

- At least 75 per cent of the readers of such publication are adults; and
- The number of youth who read it constitute less than 10 per cent of all youth in the country of circulation.

No advertisement shall be placed on the packaging or outside cover of a magazine, newspaper or similar printed publication intended to be read by consumers.

Reasonable measures shall be taken to ensure that no advertisement is placed in printed publications adjacent to material that particularly appeals to youth.

Outdoor and Billboard

No advertisements shall be placed on any billboard, wall mural or transport stop or station which:

- Is located closer than 100 metres from any point of the perimeter of a school attended predominantly by youth; or
- Either individually, or in deliberate combination with other such advertisements, exceeds 35 square metres in total size.

Cinema

No advertisement shall be displayed in a cinema unless there is a reasonable basis upon which to believe that at least 75 per cent of the audience are adults.

Television or Radio

No advertisement shall be placed on television or radio unless and until:

- Each person seeking access to the channel or programme on which such advertisement is placed provides verification that he or she is an adult; and
- The broadcast is restricted to countries where such advertisements are not prohibited by law.

Internet

No advertisement shall be placed on the Internet unless and until:

- Each person seeking access to the Internet site on which such advertisement is placed provides verification that he or she is an adult; and
- Access is restricted to those countries where such advertisements are not prohibited by law.

Video, Audio and Computer

No electronic advertisement shall be incorporated within any video or audio cassette, compact disk, digital video disk or similar medium unless reasonable measures have been taken to ensure that the intended recipients of the item are adults.

For the avoidance of doubt, Participants may distribute video or audio cassettes, compact disks, digital video disks and similar media provided that the contents, cover, packaging and means of distribution comply with these Standards.

Product Placement

There shall be no direct or indirect payment or contribution for the placement of tobacco products, advertisements or items bearing tobacco brand names, within the body of any:

- Motion picture
- Television programme
- Theatrical production or other live performance
- Live or recorded performance of music
- Commercial film or video
- Video game, or
- Any similar medium

where such medium is intended for the general public.

PROMOTION AND EVENT STANDARDS

All activities and communications concerned with:

- Promotional offers
- Promotional events
- Promotional items, or
- Sampling

shall comply with the Content Standards.

Promotional Offers

Promotional offers and programs for specific brands which appear on the package, at the point of retail sale, by mail or through other communications shall be directed only to adults and, unless prohibited by law, only to smokers.

Reasonable measures shall be taken to ensure that youth and (unless prohibited by law) non-smokers are excluded from direct mailing lists.

Participation in promotional offers by the general public will be conditional upon evidence of age eligibility and (unless prohibited by law) confirmation of smoker status.

Where promotional offers permit an adult smoker to be accompanied by other persons at a third party event or in an activity, such other persons shall be adults.

Promotional Events

Each Participant shall ensure that only adults are allowed access to promotional events.

Promotional Items

No advertisements shall be placed on:

- Items where those particular items are marketed to, or intended to be used predominantly by, youth, or
- Shopping bags.

No advertisement larger than 25 square centimetres – either on its own or in deliberate combination with other advertisements – shall be placed on any items (other than on items with a smoking-related function) which are to be sold, distributed or offered to the general public.

Any item of clothing which is offered for sale or distribution by or on behalf of a Participant shall only be offered in adult sizes.

Sampling

Reasonable measures shall be taken to ensure that:

- Sample tobacco products are not offered to youth or to non-smokers
- Samples are only offered in a segregated area access to which is restricted to adults

- Personnel employed directly or indirectly by Participants to offer sample tobacco products or to conduct promotional activities:
  - are at least 21 years of age, and
  - verify the age and (unless prohibited by law) smoker status of those to whom the samples and promotions are offered, and
- Unsolicited tobacco product samples are not distributed, either directly or through a third party, by mail.

SPONSORSHIP STANDARDS

Sponsored Events

No sponsorship shall be provided for:

- An event or activity which bears a tobacco product brand name, unless there is a reasonable basis upon which to believe that all persons who compete, or who otherwise take an active part, in the sponsored events or activities are adults, or
- A team or an individual which bears a tobacco product brand name, unless all persons sponsored by Participants are adults.

As from 1 December 2006, no sponsorship shall be provided unless:

- There is a reasonable basis upon which to believe that attendance at the sponsored event or activity will comprise no less than 75 per cent adults; and
- There is a reasonable basis upon which to believe that the sponsored event or activity will not be of particular appeal to youth; and
- The Participant does not anticipate that the sponsored event or activity will receive exposure, other than as a news item, on television or radio or the Internet, unless such exposure complies with these Standards; and
- Success in the principal activity associated with the sponsorship does not require above-average physical fitness for someone of the age group of those taking part.

Sponsorship Advertising

All individuals authorised to bear tobacco product advertisements, logos or brand names at sponsored events or activities shall be adults.

All forms of advertising associated with or ancillary to sponsorship shall comply with the provisions of these Standards. The following are excluded from these Standards until 1 December 2006:

- On-site signage at sponsored events.
- Incidental television and radio broadcasts of sponsored events.
- Applications of trade marks or logos to people or equipment participating in sponsored events.

PACKAGING, SALES AND DISTRIBUTION STANDARDS

Cigarettes shall not be sold or distributed to consumers in packages containing fewer than ten sticks.

Fine cut tobacco shall not be sold or distributed to consumers in pouches smaller than 10 grams.

No incentive or materials shall be provided to support the sale of cigarettes in single sticks.

All cigarette packs and all primary packaging for other tobacco products shall carry a clearly visible health warning.

All cartons and bundles offered for sale duty-free shall carry a clearly visible health warning.

Reasonable measures shall be taken to prevent youth having access to cigarettes in vending machines.

YOUTH ACCESS AND MINIMUM AGE RESTRICTIONS

Youth Access

The Participants shall make sustained efforts, in cooperation with governments and other regulatory agencies, customers and others to prevent youth having access to tobacco products. They shall also seek ways in which to reinforce and give effect to measures that will prevent youth having access to tobacco products.

Minimum Age Restrictions

The Participants are committed to the enactment and enforcement of minimum age restrictions for the lawful sale or purchase of tobacco products in every country in which their tobacco products are sold. The Participants support efforts by appropriate authorities, manufacturers of tobacco products, distributors and retailers to ensure the effective enforcement of such restrictions.

September 2001

COMPANIES WHICH HAVE CURRENTLY ADOPTED THE INTERNATIONAL TOBACCO PRODUCTS MARKETING STANDARDS

(as at June 2002)

British American Tobacco
JT International
Philip Morris
Amministrazione dei Monopoli di Stato (Italian State Monopoly)
Compania Industrial de Tabacos, S.A. (Bolivia)
Grupo Iberoamericano de Fomento S.A. (Peru)
Papastratos (Greece)
Thailand Tobacco Monopoly

MATERIALS SUPPLY CHAIN

BRITISH AMERICAN TOBACCO CHILD LABOUR POLICY

British American Tobacco including its subsidiary companies (the Company) will comply with all relevant and applicable local and international labour regulations, treaties, conventions and principles relating to the protection, welfare and health and safety of children. Furthermore, the Company will not employ any person deemed by local or international laws, conventions or regulations to be a child in any capacity in any industrial operation under its control.

As a good corporate citizen, the Company is committed to the principles of protecting children from child labour exploitation. The Company believes that their future development and that of the communities and countries in which they live is best served through education not child labour.

This is a commitment the Company seeks to apply throughout the supply chain, from leaf growing and the provision of materials, to the distribution and sale of manufactured cigarettes, as well as to the recovery and disposal of waste materials.

The Company acknowledges that it is sometimes customary in agricultural communities for children to play a part in the day-to-day work on farms, partly to learn essential craft skills for ensuring the long-term sustainability of farms and local agricultural communities. Nevertheless, the Company aims to apply this commitment and principles to contracted leaf growers by education through its field extension service, seeking to ensure that:

- The welfare and health & safety of children are paramount at all times.
- Any form of farm practice including tobacco growing activities undertaken by children for the development of craft skills, do not conflict with or impede their proper educational development including school attendance.
- No farm activity that could be considered to put children at risk is undertaken by children, e.g., handling mechanical equipment or agro-chemicals, etc.

British American Tobacco's Corporate and Regulatory Affairs Director has overall responsibility for this policy. Each operating and end-market company is responsible for introducing procedures and programmes to implement this policy and to proactively demonstrate the Company's commitment to corporate social responsibility in this regard.

This policy statement applies to British American Tobacco and all its subsidiaries and will be reviewed periodically by the Board. It will also be circulated to associate companies, who will be encouraged to adopt the policy as best practice.

February 2000

ENVIRONMENTAL MANAGEMENT

GROUP COMPANIES' ENVIRONMENTAL ACTIVITIES 2001 [1]

Examples include:

Africa and Middle East

- British American Tobacco Nigeria planted 10,000 tree seedlings to support federal desertification programmes and provided water to a local government.
- British American Tobacco Cameroon sponsored a programme to fight desert expansion with an environmental NGO.
- British American Tobacco Ghana adopted four rivers in leaf growing areas and protected the river banks with 10,500 trees and planted 152,000 seedlings on 138 hectares of land along the degraded banks of a lake that supplies water to parts of the capital city.
- British American Tobacco Mauritius was recognised in awards sponsored by the Ministry of Environment.

America-Pacific

- In Canada, Imperial Tobacco received a silver award in the Voluntary Challenge Programme, a Canadian government sponsored initiative that allows companies to report their progress in reducing greenhouse gas emissions.
- In the USA, Brown & Williamson donated 262 acres of land to Chesterfield County, Virginia for use as a conservation area and park. All Brown & Williamson sites participated in local clean community and recycling initiatives, with Macon recognised as an exemplary work place for community beautification. Macon was admitted to the EPA Environmental Performance Track, a government recognition programme in which Brown & Williamson is cited for superior environmental performance and commitment to improvement. Only 17 other US sites have qualified for the combination of recognitions received by Macon.
- Brown & Williamson's Hanmer facility was admitted to the Virginia Environmental Excellence Program in recognition of its environmental record, programme and future commitment.

Asia-Pacific

- British American Tobacco Cambodia donated 450,000 tree saplings to local authorities, NGOs, tobacco farmers and an agriculture school.
- British American Tobacco New Zealand was 17th of New Zealand's top 200 companies in the Massey University Corporate Environmental Awards.
- British American Tobacco Indonesia sponsored a one-day environment seminar and provided technical assistance to medium and small industries.
- Pakistan Tobacco Company commissioned a municipal solid waste management plant in Jhelum which will benefit some 150,000 people in the community and received a merit award from the International Union for Conservation of Nature for its contribution to nature conservation through afforestation. A total of 3 million trees were planted in 2001 taking the total number planted to date to 22 million.

1. This section has been verified based upon a sampling rate of at least 25 per cent of the examples cited.

- British American Tobacco Bangladesh received the Prime Minister's Gold Award for afforestation. In 2001, 38 million tree saplings were planted and free saplings were distributed in Dhaka.
- Ceylon Tobacco Company took part in National EHS week including planting a river reservation area with bamboo plants, planting 3,500 tree saplings, holding *'a farmer's appreciation day'* and presenting on environment issues to university students.

Europe

- British American Tobacco Russia participated in restoring natural water springs in the Saratov region, supported specialists working to improve the ecological situation of the Primorsky district and participated in a Week of Environment. Employees were awarded diplomas for organisation of International Nature Preservation Day and for natural resources preservation.
- British American Tobacco España re-planted a public hill destroyed by a fire.
- In the Netherlands, the Zevenaar factory has established a multi-disciplinary team to monitor the environmental footprint of a planned facility expansion. The company is working with city, provincial and national authorities to address odour emission/emission standards responsibly.
- In the UK, the Southampton factory hosted visits from university environmental students.
- British American Tobacco Uzbekistan planted 19,000 trees and saplings and allocated funds for improving, landscaping and cleaning in local communities.

Latin America and Caribbean

- British American Tobacco Central America was recognised by the Panama Ministry of the Environment as top company in helping to protect underwater ecosystems and the Panama Canal. Over 75,000 trees were planted in Panama and in Nicaragua a foundation was established for the protection of endangered species.
- In Brazil, our company Souza Cruz received a silver medal from the Brazilian Rural Marketing Association for afforestation programmes and a Citizen Corporation Award from the Municipality of Uberlândia for the *Tree Club* and *School Gardens* projects. Some 70,000 children participate in the *Tree Club* and 130,000 in the *School Gardens* programme and 72,000 farmers participate in the *Plant Corn & Beans after Harvesting* programme.

ENVIRONMENTAL PERFORMANCE AGAINST GRI INDICATORS

The data in these tables is extracted from British American Tobacco's global EHS reporting and is grouped to align with the reporting requirements of the Global Reporting Initiative as at June 2000. The indicators are those advised by the GRI that the company measures. We anticipate that these indicators will evolve over time to reflect new initiatives, changes in environmental emphasis and the interests of our stakeholders.

ENERGY

Group Policy
Energy conservation programmes established and targets set on an annual basis to improve energy efficiency. Low-sulphur fuels are to be used where available. Boilers and furnaces are to be regularly serviced and maintained to minimise emissions.

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.1 Total energy used	16,459,154 giga joules	**Target:** 2002 target for total Group energy use is 3 per cent reduction. In 2001, America-Pacific, Asia-Pacific, Latin America and Caribbean, and the Middle East, South and Central Asia regions achieved or exceeded their energy reduction targets, with energy reductions of 6.4 per cent, 1 per cent, 8.7 per cent and 4 per cent respectively. Significant increases were reported in Africa and Europe, resulting in an overall global increase in energy usage. Increases in Africa are attributed to better collection and reporting of data, the addition of three companies reporting for the first time, and increased use of diesel powered generators. Increases in Europe are primarily attributed to an increase in freight shipments by air from one company, and the addition of six new companies reporting for the first time. Excluding new companies reporting and the one-off events in Africa and Europe, the company achieved a 5 per cent reduction in total energy usage and a 3 per cent reduction in usage/million cigarettes.
6.1 Total energy use per million cigarettes	15.76 giga joules per million cigarettes	
6.1 Total energy use per tonne of product	15.18 giga joules per tonne of product	
6.1 Energy reduction over prior year performance	6.6 per cent increase in total energy use over 2000	
6.2 Amount of electricity purchased	3,896,217 giga joules	
6.3 Renewable energy	Not currently reported centrally	
6.4/6.5 Total fuel + other energy use	See 6.1	

MATERIALS

Group Policy
The risks associated with all hazardous substances on site evaluated and the appropriate control measures adopted and maintained. Control measures to address the provision of EHS review, material safety data sheets (MSDS), appropriate storage, and training of all persons working with hazardous substances. Additional evaluation performed and documented where materials can come into contact with the product.

Acquisition, use and disposal of all hazardous substances to take place in accordance with relevant national and international regulations.

Comprehensive inventories kept of all hazardous substances. Accurate, up-to-date inventories and material safety data sheets of all hazardous substances on company premises maintained and stored centrally for easy retrieval in the event of emergencies.

MATERIALS CONTINUED

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.6 Total material usage (excluding fuel and water)	1,276,987 tonnes	Includes leaf, wrapping and packaging material, and cigarette paper.
6.6 Material Efficiency Index	9.9 per cent including water usage 71.9 per cent excluding water usage	The material efficiency index is a ratio of product output over materials input (tonnes of product/ tonnes of leaf, wrapping and packaging material, water, and energy). For the British American Tobacco Group, water usage has a significant impact on the Material Efficiency Index. We do not exclude wastewater even though it may be either treated on-site or sent to a municipality for treatment.
6.7 Use of recycled materials	Not currently reported centrally.	Includes wrapping and packaging material (also included in the total above).
6.8 Use of packaging materials	449,947 tonnes	
6.9 Use of hazardous chemicals/materials	The average amount of active ingredient being applied per hectare of tobacco production was 1.43 kg in 2001, down from 1.52 kg in 2000, an 6 per cent reduction in total agrochemicals used in 2001. Use of methyl bromide by Group companies was eliminated in 2001.	We have captured information on where asbestos, CFCs, and PCBs are present on all sites globally. This information is used to ensure best practice guidelines are followed in addition to regulatory requirements. All companies are required to phase these materials out and manage them according to company policy. Where hazardous materials are used in manufacturing operations, it is primarily in laboratories or during maintenance. Information on the quantity of agrochemicals used by farmers growing tobacco is measured and summarised in 6.9.
6.10 Objectives for materials replacement	The substitution of hazardous substances by less hazardous substances in use should be periodically reviewed and documented. All new hazardous substances introduced for use should be those that represent the lowest risk possible.	

WATER

Group Policy

Operating and end-market companies establish a water use and water discharge management programme, which includes procedures for routine monitoring of the quality of incoming water and water discharges, and minimising usage and discharge.

The nature and volume of all discharges identified, characterised and documented in an inventory.

Discharging of untreated effluent directly into surface waters (i.e. rivers, lakes or sea) should be avoided.

An appropriate level of pollution control equipment in place to ensure continued compliance with regulatory discharge limits.

→ *continued*

1. This section has been verified based upon a sampling rate of at least 20 per cent of the GRI Performance Indicators.

WATER (CONTINUED)

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.12 Total water usage (cubic metres)	9,120,070 cubic metres	**Target:** 2002 target for total Group water use is 3 per cent reduction. In 2001, the Latin America and Caribbean and Middle East, South and Central Asia regions achieved their water use reduction targets, reducing usage by 3.4 per cent and 15.3 per cent respectively. Water use was also reduced in America-Pacific by 2 per cent, but not by enough to meet its target. Increased water usage in Africa and Europe is attributed to production increases and new companies reporting for the first time. Increased water use in Asia-Pacific is attributed to improved metering of water use and factory expansions. Excluding new companies, total water usage in 2001 was slightly less than in 2000.
6.12 Total water used per million cigarettes and per tonne of product	8.73 cubic metres per million cigarettes 8.41 cubic meters per tonne of product	
6.12 Water use reduction over prior year performance	1.6 per cent increase in total water used over 2000	
6.13 Direct source of water and if water is treated on-site prior to use	53 per cent of companies obtain water from the local municipality. 8 per cent of companies obtain water from an on-site groundwater well. 31 per cent of companies obtain their water from both an on-site groundwater well and a local municipality. 8 per cent of companies did not include information in their annual EHS report on direct source of water.	



12
10
8
6
4
2
0
11.3
10.4
10.3
8.57
8.73
8.47
1997
1998
1999
2000
2001
2002
Target

Water usage/million cigarettes: trend data

EMISSIONS, EFFLUENTS AND WASTE

Group Policy

All companies identify the nature and volume of all air emissions, water discharges and waste, and maintain such information in an inventory.

Applicable registrations and/or permits obtained as required by local or national regulations.

All significant releases of particles and gases controlled through optimal setting of tobacco process operations and/or the installation of abatement measures. Pollution control equipment installed where necessary to meet applicable emission limits or in response to justifiable public complaints.

Following any modification of plant or process design or operational procedures, companies shall update the original inventories as needed.

Wherever odours from tobacco processing operations cause a nuisance to neighbours or where local regulations exist, all companies shall install effective odour abatement equipment, and monitor odorous emissions so that no detectable tobacco odours exist beyond any boundary fence of the site, and no justifiable neighbour complaints are received.

Discharging of untreated effluent directly into surface waters (i.e. rivers, lakes or sea) should be avoided. If suitable municipal effluent collection (sewer) and treatment facilities are not available then all companies should introduce on-site effluent treatment plant. Solid tobacco waste should not be disposed of into effluent water if avoidable; alternatives such as landfill or incineration should be used instead.

→ *continued*

EMISSIONS, EFFLUENTS AND WASTE CONTINUED

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.14 Greenhouse gas emissions (equivalent tonnes of methane and CO_2 equivalents)	1,439,860 tonnes of equivalent CO_2 emissions	CO_2 emissions are offset by carbon sequestration of company sponsored afforestation programmes. 1.32 million tonnes of CO_2 were generated by tobacco curing, a 7 per cent reduction over 2000. Total CO_2 emissions from Group manufacturing/distribution, plus leaf growing operations are 2.76 million tonnes, a 2 per cent reduction over 2000. The carbon sequestration potential of company sponsored woodlands is calculated at 3.58 million tonnes of CO_2. Against the 2.76 million tonnes 2001 total from Group companies' activities plus leaf curing, this represents a positive carbon balance of 820,000 tonnes. **Target:** In line with the Kyoto Protocol, our current target is a 5.2 per cent reduction of CO_2 emissions by 2008. **Waste:** In 2001, Asia-Pacific, Latin America and Caribbean and the Middle East, South and Central Asia regions all achieved their waste reduction targets, reducing waste by 17.8 per cent, 2.3 per cent and 7.9 per cent respectively. Increases in waste generated in Africa, Europe and America-Pacific are attributed to increased production and new companies reporting for the first time in 2001. Excluding new companies and a one-off disposal in Africa, total waste decreased by 2 per cent and waste/million cigarettes remained flat. **Target:** 2002 target is a 3 per cent reduction in waste/million cigarettes across the Group.
6.15 Ozone-depleting substances	Not currently reported centrally	
6.16 Total waste generated (tonnes) by air, land and water	173,945 tonnes of waste generated	
6.16 Total waste/million cigarettes and/tonne	0.17 tonne/million cigarettes 0.16 tonne/tonne of product	
6.16 Waste reduction over prior year performance	2.9 per cent increase over 2000	
6.17 Quantity of waste recycled or reused	111,847 tonnes or 65 per cent of waste recycled or reused, a 4 per cent increase in waste recycled over 2000	
6.18 On versus off-site management	All waste is managed off-site.	
6.20 Specific details of waste to land	57,425 tonnes of waste to landfill or 33 per cent	
6.21 Equivalent carbon dioxide emissions (tonnes)	1,439,860 tonnes of equivalent CO_2 emissions	
6.21 CO_2 emissions/million cigarettes and /tonne	1.38 tonnes/million cigarettes 1.33 tonnes/tonne of product	
6.22 Process and sewage discharge	Although many British American Tobacco Group companies do not separately measure process and sewer discharge, we know that 64 of 74 companies either treat water discharges or send water discharges to the local municipal treatment facility. Ten companies discharge some or all process wastewater to surface waters without treatment. Further investigations will be conducted to determine quality of discharges and opportunities for improvement.	
6.22 Discharges to water by type		
6.23 Profile of water bodies into which discharges flow		


70
65
60
55
50
45
40
46
55
58
61
65
66
66
1997 1998 1999 2000 2001
2001 2002
Target

Percentage of waste recycled: trend data

TRANSPORT

Group Policy
The use of alternative more environmentally friendly methods of transport should always be considered before opting for road transport.

Cleaner types of fuel should always be considered.

Proper planning and scheduling of shipments should be conducted. Containers always should be fully utilised and, if possible, return trips should be made fully laden to minimise fuel wastage.

All lorries or other methods of transport, whether owned by British American Tobacco or contracted out, should be in good mechanical order, well maintained and serviced, to reduce exhaust emission levels.

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.24 Business travel including car fleet (equivalent CO_2 emissions)	105,887 tonnes of equivalent CO_2 emissions from business travel	Both these figures are included in the total CO_2 emissions reported above.
6.24 Freight (equivalent CO_2 emissions)	324,114 tonnes of equivalent CO_2 emissions from distribution of freight	

SUPPLIERS

Group Policy
A full evaluation of the environmental, health & safety impacts of products and processes to include an assessment of the production processes used by suppliers. Similar standards of management performance for upstream and downstream activities must be promoted.

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.25 Performance of suppliers relative to environmental components of programmes	85 per cent of global suppliers have been surveyed according to British American Tobacco's BEST programme	British American Tobacco has developed and implemented a Business Enables Survey Tool (BEST) programme that comprehensively reviews global supplier programmes and practices. The BEST programme includes a review of EHS programmes and practices to ensure that suppliers demonstrate a commitment to environmentally responsible operations. To date an estimated 85 per cent of global suppliers have been surveyed.
6.26 Number and type of incidences of non-compliance with prevailing national and international standards	Not currently measured	
6.27 Supplier issues identified through stakeholder consultation	Issues raised through stakeholder consultations globally include supplier agricultural practices. Supplier consultation will be broadened in 2002.	

PRODUCTS AND SERVICES

Group Policy
Companies are required to maintain formal documented procedures for assessing all environmental, health & safety impacts of their products or services.

→ *continued*

PRODUCTS AND SERVICES CONTINUED

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.28 Major environmental issues and impacts associated with the use of products and services	Outline in Environmental management section of this report + separate EHS reporting	
6.29 Programmes or procedures to prevent or minimize the potentially adverse environmental impacts of products	Outline in Environmental management section of this report + separate EHS reporting	
6.30 Advertising or labelling practices in relation to economic, environmental and social aspects of organisational operations	See Marketing section of this report	
6.31 Percentage of products weight/volume reclaimed after use	Not applicable	

LAND-USE/BIODIVERSITY

Group Policy
Where wood is used as fuel for curing tobacco or in the construction of curing barns, operating companies must ensure that their wood supply is fully sustainable and that their use of wood is self-sufficient and managed as efficiently as possible.

Performance Indicator with GRI reference	2001 Performance (global)	Comments
6.32 Amount of land owned, leased, managed or otherwise affected by organisation	11,449 hectares	
6.33 Habitat changes due to operations + amount of habitat protected or restored	3,571 hectares	
6.34 Programmes for protection and restoration of native ecosystems and species	Not collected and reported globally; addressed via Biodiversity Partnership (see Environmental management section of this report)	
6.35 Impacts on protected areas	Not currently quantified; partially addressed through Biodiversity Partnership (see Environmental management section of this report)	

THE WORK PLACE

COMPLIANCE		
Group Policy British American Tobacco requires its operating companies to: ◦ Achieve a high level of environmental, health & safety performance beyond compliance to local laws and regulations ◦ Comply with all applicable national and international laws and regulations affecting their business activities		
Performance Indicator with GRI reference	**2001 Performance (global)**	**Comments**
6.36 Magnitude and nature of penalties for non-compliance	£1,136 for environmental non-compliance in two countries	**Mexico:** £1,134 non-compliance with regulations **Czech Republic:** £2 fine for using gas for heating

STATEMENT OF EMPLOYMENT PRINCIPLES

We, British American Tobacco p.l.c. and our subsidiary companies ('British American Tobacco'), have developed this statement of employment principles and work place related human rights issues based upon our four Guiding Principles, namely:

- Strength from Diversity
- Open Minded
- Freedom through Responsibility
- Enterprising Spirit

1 STRENGTH FROM DIVERSITY

'Actively utilising diversity – of people, cultures, viewpoints, brands, markets and ideas – to create opportunities and strengthen performance'.

British American Tobacco is dedicated to providing equal opportunity to each employee. Our employment beliefs and standards mean that we will not discriminate when making decisions on hiring, promotion or retirement on the grounds of the employees' or candidates' race, colour, gender, age, social class, religion, smoking habits, sexual orientation, politics or disability – subject to the inherent requirements of the role to be performed. A fundamental aim is to ensure a diverse and representative workforce profile through the promotion of employment equality. We shall observe national legislation relative to positive discrimination.

2 OPEN MINDED

'Being an active listener, genuinely considering others' viewpoints and not pre-judging'.

2.1 Openness and Responsiveness

2.1.1 Internal Communications

Employees' sense of belonging to, and trust in, British American Tobacco is enhanced by our focus on internal communications, a sense of pride in our brands and being part of a socially respected group of companies.

We aim to be open and transparent and to provide regular, reliable and relevant business and industry-related information, through a wide range of internal communication channels to allow access for all employees. Disclosure/communication policies take into account our obligations to business confidentiality and other competitive concerns. However, subject to this, we actively encourage and promote the free flow of ideas and information between our operating companies and their work force.

2.1.2 Relationships and Partnerships

Worker Representation and Freedom of Association: We respect both freedom of association and freedom of non-association. We acknowledge the right of employees to be represented by local company-recognised Trades Unions, or other bona fide representatives, and for these, where appropriate, to consult with the relevant company – within the framework of applicable law, regulations, the prevailing labour relations and practices, and company procedures.

We acknowledge the activities of recognised worker representative bodies such as Trades Unions (where such activities are practised in accordance with national law) and we ensure that they are able to carry out their representative activities within agreed procedures.

3 FREEDOM THROUGH RESPONSIBILITY

'We believe decisions should be pushed down the organisation to the appropriate level, as close to the consumer as possible and that decision takers should accept responsibility for their decisions'.

3.1 Company Responsibilities

3.1.1 Fairness at Work

We seek to encourage a climate of confidence to ensure that employees can air questions and problems arising during the course of their work and aim for quick resolution to the satisfaction of all concerned. To this end, we seek to ensure that our employees know about grievance and disciplinary procedures and how to use them.

Temporary labour is an important element of the overall employment mix and essential to meet the local business requirement and cycles. Where this form of labour is used we will act at all times to conform to local labour laws and practices. British American Tobacco companies do not have a policy of engaging in the use of casual labour to avoid an employee receiving company and government benefits.

3.1.2 Dignity at Work

British American Tobacco finds all aspects of harassment and bullying unacceptable and we are committed to removing any such actions or attitudes in the work place.

3.1.3 Restructuring

British American Tobacco undertakes restructuring in a responsible manner. Any of our global operating companies involved in restructuring will explain the initiatives that make change necessary to its employees and all appropriate groups and bodies, in accordance with local laws and regulations.

We cannot offer a job guarantee for life but compulsory termination of employment is only actioned after a comprehensive review of all the alternatives. Where such situations do occur, we will adopt responsible local approaches and procedures to address each instance, including severance pay and any other such measures as may be appropriate to the situation and location.

3.1.4 Against Exploitation

Child labour: British American Tobacco does not condone or employ child labour. We seek to ensure that:

- The welfare, health and safety of children are paramount at all times;
- Practices undertaken by children for the development of vocational skills (e.g. in agricultural employment) do not conflict with or impede their educational development, including school attendance;
- The development of children, their communities and countries is best served through education.

Forced labour: Bonded or involuntary labour is completely unacceptable, as is the requirement to surrender identity papers or pay deposits as a condition of employment. Where national legislation or employment procedures require the use of identity documents, these will be used strictly in accordance with the local legislation and procedures.

We do not condone exploitation or the unlawful use of immigrant labour.

3.2 Employee's Responsibilities

3.2.1 Standards of Business Conduct

These are an integral part of our corporate governance and are designed to provide a decision-making framework for all employees. Employees are the key upholders of such standards and are expected to comply with them.

3.2.2 Proper use of Company Systems

British American Tobacco companies deploy many systems to help in the achievement of business goals. In doing so, we entrust the use of these systems and facilities to our employees. It is the responsibility of employees to familiarise themselves with these systems and to adhere to all operational and confidentiality procedures including those concerning personal use of the systems.

British American Tobacco companies will provide training in the use of their systems and policy adherence and employees should seek further training if required. The use of these systems will be monitored from time to time to ensure lawful use and purposes in accordance with British American Tobacco policy and local legislation.

Employees will be encouraged to make suggestions to improve either the training or the systems themselves.

3.2.3 Performance Responsibility

We expect our employees to make a meaningful and confident contribution to the success of British American Tobacco and their own place within it. As such, employees will be held accountable for their performance. We therefore provide employees with clarity on our expectations of them and feedback on their performance. The mechanisms for this will be determined as appropriate at the local level. Where poor performance continues, despite the prior provision of opportunities for improvement, British American Tobacco companies will terminate the employment, applying the framework of applicable law and company labour relations procedures.

3.3 Mutual Responsibilities

3.3.1 Environmental Responsibilities

British American Tobacco has in place Environmental, Health & Safety management and monitoring systems and strives to achieve annual targets and performance indicators in each of the key areas of environmental management. Both our companies and our employees have an integral part to play in the achievement and maintenance of these standards.

3.3.2 A Constructive Place in the Community

Community contribution: British American Tobacco thinks globally but it is a local citizen. As such, we encourage our employees to play an active role both in their local and business communities.

The level and type of support the local company and our employees give is at the discretion of the local company.

Economic contribution: British American Tobacco seeks to create opportunities for skills development for employees and communities in markets where we operate. We also aim to work in harmony with the development objectives and initiatives of host governments.

3.3.3 Business Information Security

Business information security is a multifaceted challenge requiring effective cooperation between all parts of the business, our business partners, employees and employee representatives. Our policy embraces all elements of business information security including physical records, electronic data, e-mail, personal data held by the company, information processes and data management, legal and audit considerations and communications systems (telephones, fax, internet, etc.).

Our policy is to maximise the business leverage of our information, ensuring that it is reliable and available to those who need it. It is of paramount importance to ensure that all our employees are fully aware of their personal responsibilities in this regard. We will honour the privacy of workforce data according to the requirements of national legislation and the security and interests of the business.

3.3.4 Personal Development and Learning

We develop and deliver high quality learning and development initiatives appropriate to the needs of the individual operating companies and their employees. We aim to foster a sense of pride in working for British American Tobacco and to be the employer of choice wherever we operate.

Whilst we put great emphasis and resources in training and opportunities for development, employees are encouraged to take responsibility for their own development.

3.4 Valued Business Partners

Whilst we are not responsible for standards of employment practice throughout our supply chain, we seek to influence our business partners to avoid:

- The employment of children particularly in any industrial process or agricultural process which uses chemicals (other than in genuine apprenticeships);
- The selling of cigarettes to minors;
- The use of forced or illegal immigrant labour;
- Working conditions which do not meet British American Tobacco standards on health, safety or hygiene;
- The denial of access to, or unfair application of, a transparent grievance procedure;
- Any form of unlawful discrimination, harassment, abuse or bullying.

Whilst each partner organisation has the responsibility to manage its employment practice in accordance with its own business standards, values and local legislative framework, we will work with them to embrace these Principles.

British American Tobacco Minority Shareholding Interests: We will draw to the attention of the Directors of companies, in which we have a minority interest, the contents of these Principles and, where they do not exist already, encourage them to be adopted.

4 ENTERPRISING SPIRIT

'The confidence to seek out opportunities for success, to strive for innovation and to accept the considered risk-taking that comes with it'.

4.1 Physical and Material well-being

Elements of this are:

4.1.1 Reasonable Working Hours

It is almost inevitable that in most roles, and at certain times of the year, business needs will dictate more concentrated periods of work than at other times. However, we acknowledge and support the need of employees to balance work and personal interests and will encourage flexibility where possible.

4.1.2 Family Friendly Policies

We encourage our markets to explore and adopt family friendly policies as relevant according to local practice.

4.1.3 Occupational Health and Safety

British American Tobacco companies will all have, and comply with, internal health and safety policies and procedures and national regulations to ensure a safe working environment. We are committed to working with our employees to ensure that health and safety standards are maintained and improved. This process involves the effective application of an environmental, health and safety management and monitoring system.

We work continuously to maximise the physical security of our employees wherever they are employed. We will ensure that our standards and policies are understood and training will be provided so that all employees understand the health, safety and security issues and requirements concerning their job/position.

4.2 Fair, Clear and Competitive Remuneration and Benefits

British American Tobacco recognizes the need for our remuneration policies to be competitive and they have been designed to ensure a real differentiation amongst individuals and teams within companies, using criteria such as: qualifications, skills, performance, contribution and responsibility.

British American Tobacco uses objective instruments in determining the level and seniority of roles within the business by means of a well-defined method of job evaluation, which defines roles, scope and subsequent salary positions and ranges. These are then compared against the local labour market to ensure their competitiveness.

Prevailing market conditions are a key point of reference for establishing remuneration in each operating company. British American Tobacco will comply with legislation imposing a national minimum wage; however, our strategy will be to ensure that our reward levels are highly competitive within the local area.

We use remuneration and reward as an active tool to build and maintain a high performance, highly motivated culture. Our approach is based on a mix of financial and non-financial, long and short-term incentives. Each operating company has the opportunity to structure their reward and benefits packages according to local circumstances. All employees are provided with clear information for each pay period, including any and all deductions from their pay.

4.3 Talent, Performance and Equal Opportunity

Where possible we fill vacancies internally, although we will seek out external talent as this provides the opportunity for fresh thinking, new ideas and experiences. Our recruitment strategy is based on retaining and attracting the most suitable people at all levels of the business and this is reflected in our objective approach to recruitment and selection. The approach is based on the *inherent requirements of the job (both now and in the foreseeable future)*, matching the ability and potential of the individual.

May 2002

GROUP COMPANIES' OCCUPATIONAL HEALTH AND SAFETY ACTIVITIES 2001 [1]

Examples include:

Africa and Middle East

- British American Tobacco South Africa received the NOSCAR Five Star grading, the highest in the South African safety system, for the Paarl factory and the Four Star grading for the Heidelberg factory.
- British American Tobacco Zimbabwe won the inaugural Zimbabwe National Chamber of Commerce shield for HIV/AIDS best practice in the work place.
- British American Tobacco Cameroon sponsored HIV/AIDS prevention programmes.
- British American Tobacco Mauritius won first prize in a competition organised by the Institute of Occupational Safety and Health Management.

America-Pacific

- In the USA, Brown & Williamson's Macon Branch was awarded entry to the prestigious Occupational Safety and Heath Administration Voluntary Protection Program, which recognises exemplary safety programmes in US industries.

Asia-Pacific

- British American Tobacco Australia was invited by the Australian EHS regulators to participate in the Australian/NSW Safe Design in Industry Working Committee.
- British American Tobacco Papua New Guinea received special recognition for best practice in occupational health and safety in the Manufacturing Industries Awards.
- British American Tobacco Indonesia contributed to repairing drainage and roads in the community.
- British American Tobacco Malaysia held a charity drive in conjunction with the company's EHS Discovery Week. Money collected was used to purchase equipment for two charity homes.
- British American Tobacco Bangladesh conducted a campaign on hygiene, sanitation and primary education in leaf growing areas and carried out immunisation programmes. It provided fire prevention and protection training for owners and executives in the garments industry, EHS knowledge programmes for trade union leaders in neighbouring industries and EHS appreciation seminars for university students.
- Ceylon Tobacco Company won the National Safety Award and an award from the Sri Lankan Government for its work in encouraging farmers to join a newly introduced pension scheme. Activities during National EHS Week included holding an eye clinic to help poor rural patients in leaf growing areas.
- Pakistan Tobacco Company provided mobile dispensaries offering free health care to local communities.

1. This section has been verified based upon a sampling rate of at least 25 per cent of the examples cited.

Europe

- In the UK, the Southampton factory donated 500 smoke detectors to the county fire brigade and hosted a health and safety group for local small businesses.
- In Spain, British American Tobacco España is co-operating with an NGO collecting aluminium soft drinks cans to build wheelchairs in India.

Latin America and Caribbean

- In Chile, our company Chiletabacos was recognised by the Instituto de Seguridad del Trabajo for exceptional work practices resulting in a reduction of accidents with injuries over the last 10 years, following evaluation of over 12,000 enterprises in Chile.
- British American Tobacco Central America established vaccination and humanitarian health programmes and a fund for child burn victims in Nicaragua, and a Neighbours Committee to address local concerns in Venezuela.

WORK PLACE PERFORMANCE AGAINST GRI INDICATORS

Summaries of employee research

In 2001, two international employee opinion surveys, *Your Voice* and *Viewpoint*, were carried out for British American Tobacco by International Survey Research (ISR), an independent research organisation founded in 1974 which has surveyed more than 40 million employees in over 2,000 organisations worldwide.

ISR were asked to summarise the findings against these GRI indicators:

6.62 Employee orientation to organisational values
6.65 Job satisfaction
6.75 Talent and learning

The comments reported represent ISR's professional opinion.

i Viewpoint is summarised in The work place, pages 99-100.

Your Voice

ISR reports:

- *Your Voice* surveyed 9 British American Tobacco business areas: UK HQ, China, Chile, Singapore, Spain, Venezuela, Australia, Global Tobacco Retail and France. 5,057 employees were given questionnaires, and returned a 73 per cent response rate.
- The questionnaire covered 16 categories. In each, British American Tobacco was measured against a selection of Global High Performing (GHP) companies, global organisations considered high performers in terms of financial performance and general levels of employee satisfaction.
- The differences between British American Tobacco's scores and the norm scores for the GHP companies are shown in the chart below.
- British American Tobacco scores were significantly[1] more favourable in 13 of the 16 categories, and similar in the remaining three categories.

BRITISH AMERICAN TOBACCO OVERALL VERSUS GLOBAL HIGH PERFORMANCE NORM

	Difference versus Norm
Structure	15
Survey Follow-up	15
Merger	12
Leadership	12
Team Working	9
Pay and Benefits	9
Freedom through Responsibility	7
Corporate Responsibility	7
Learning	7
Enterprising Spirit	7
Talent	6
Information and Communication	6
Respect for our Employees	6
Culture	1
Open Minded	0
Strength from Diversity	-1

British American Tobacco Overall (N=3,677)
Global High Performance Norm (N=135,586)
Significant differences are shown by a coloured bar.

Data tables

We also report employment data against the June 2000 GRI Work place indicators.[2]

The reporting of GRI data for 2001 is limited by what was already being measured. This list will be reviewed in light of stakeholder feedback during the second reporting cycle and will also take into account the forthcoming revision of the GRI Guidelines, due in 2002.

1. Differences were statistically significantly different at 95 per cent confidence level.

2. This section has been verified based upon a sampling rate of at least 40 per cent of the GRI work place indicators.

CSR VERIFICATION — Base data: the facts stated or claims made have been confirmed by enquiry or other audit technique — Numerical: numerical data has been checked for accuracy and/or source — Process: information has been checked for accuracy and is derived using a verified AA1000 process

QUALITY OF MANAGEMENT		
Performance indicator with GRI reference	2001 Performance	Comments
6.60 Employee retention rates for managerial levels - summary of Global Managerial turnover		Turnover of non-management employees is not collected centrally
Losses due to resignations or death – global	3.4 per cent	
Total losses – global	9.5 per cent	
6.62 Evidence of employee orientation to organisational vision		See employee survey results
6.63 Evidence of employee engagement in shaping management decision making		See employee survey results
6.64 Ranking of the organisation as an employer in internal surveys	Ranked highly in global staff surveys and featured in *The Sunday Times* '100 Best Companies to Work For' survey, heavily focused on employee opinion	
6.65 Job satisfaction levels		See employee survey results
HEALTH & SAFETY		
6.66 Total number of fatalities of both British American Tobacco and contract employees	3	Serious accidents increased to 37 over 35 in 2000 and the number of fatalities remained unchanged. All three fatalities involved contractors working for the company.
6.66 Total number of serious accidents involving both BAT and contract employees	37	There was a significant improvement over 2000 in the number of serious accidents involving contractors working on company premises: 19 per cent of serious accidents, down from 31 per cent in 2000. Traffic accidents resulted in 41 per cent of the serious accidents, up from 17 per cent in 2000.
6.67 Standard injury, lost day	441	Reduction in lost workday case (LWC) accidents with 441 LWC accidents in 2001 compared to 468 in 2000. Eight companies completed 2001 without a LWC accident in any of their operations. A further 35 manufacturing facilities or sales and marketing operations achieved either one year or 1 million man-hours without a LWC accident. This is up from a total of 19 companies achieving awards in 2000.

HEALTH & SAFETY CONTINUED

Performance indicator with GRI reference	2001 Performance	Comments
LWC incidence rate	0.72	The overall LWC incident rate (LWCIR) of 0.72 was down from 0.76 in 2000.
6.68 Investment in Environment, Health & Safety	£40.3 million in 2001	Individual figures for safety not available

WAGES AND BENEFITS

6.69 Ratio of lowest wage to national legal minimum	Detailed information not collected centrally	See employee survey results for global overview of employee opinion on pay and benefits
6.70 Ratio of local wage to local cost of living		Fair, clear and competitive remuneration and benefits are included in British American Tobacco's Statement of Employment Principles.
6.71 Health and pension benefits provided to employees		

NON-DISCRIMINATION

		Management Trainees	Level I (Junior Mngt)	Level II (Middle Mngt)	Level III (Senior Mngt)	Level IV
6.72 Per cent of management positions that are filled by a woman	Female 2000	40	22	17	11	5
	Female 2002	44	25	19*	12**	5***
	Male 2002	56	75	81	88	95

Summary of managerial gender splits globally – percentages	* 1024 women in middle management roles ** 116 women in senior management roles (local Top Team level) *** 24 women in the most senior roles below British American Tobacco Management Board
6.73 Discrimination-related litigation frequency and type	Data not collated globally
6.74 Mentoring programme for minorities	Data not collated globally

TRAINING/EDUCATION

6.75 Ratio of training budget to annual operating costs	See opposite	See employee survey results for global overview of Talent and Learning
6.76 Programmes to foster worker participation in decision-making		Average No. of days per individual per annum allocated to classroom training: Management: 15.91 Non-management: 12.2

TRAINING/EDUCATION CONTINUED		
6.77 Changes in average years of education of workforce		Average No. of days per individual per annum allocated to conferences: **Management:** 4.58 **Non-management:** 2.03 Average No. of days per individual per annum allocated to external professional development: **Management:** 3.68 **Non-management:** 0.75 Average No. of days per individual per annum allocated to online learning: **Management:** 2 **Non-management:** 1.54 Other training includes: mentoring, coaching, team building, short-term secondment.
CHILD LABOUR		
6.78 Verified incidences of non-compliance with child labour laws	None known – British American Tobacco does not condone nor employ child labour.	Child labour is included in Employment Principles
6.79 Third party recognition of child labour practices	The Elimination of Child Labour in Tobacco Growing Foundation, based in Geneva, has been formed in alliance with the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco and Allied Workers' Associations (IUF) and the International Tobacco Growers' Association (ITGA)	See Materials Supply Chain section
FORCED LABOUR		
6.80 Number of reported grievances by employees	Data not collated globally	Forced, bonded or involuntary labour is included in Employment Principles
6.81 Incidences identified through auditing of suppliers	Data not collated globally	

FREEDOM OF ASSOCIATION		
6.82 Staff forums and grievance procedures in place		Worker representation and freedom of association is included in Employment Principles
6.83 Number and types of legal actions concerning anti-union practices	Not measured	
6.84 Organisational responses to organising at non-union facilities or subsidiaries	Not measured	

HUMAN RIGHTS		
Performance indicator with GRI reference	**2001 Performance**	**Comments**
6.85 Application of human rights screens in investment		Work place human rights is included in Employment Principles. See also Business Integrity and Human Rights section
6.86 Systematic monitoring of organisational practices		
6.87 Alleged violations and organisational position and response		
6.88 Percentage of indigenous employees in senior executive and senior middle management positions		See table on page 155 for summary from the 2001 *Your Voice* survey in nine countries/areas
6.89 Number and cause of protests		
6.90 Security and human rights into country and risk planning		
6.91 Remuneration/ rehabilitation of victims of security force action		

HUMAN RIGHTS CONTINUED

Guiding Principle: Strength from Diversity

This company judges job performance without bias, regardless of one's:	% Favourable	% Difference	%?	% Unfavourable
Gender	83 83 84	0	9 10*	8 7*
Ethnic origin	82 84 86	-2	12 10	6 5*
Age	78 82 83	-5	9 10*	13 8*
Disability	63		28	9
The diversity of people and our ideas creates opportunities and a competitive edge	74		16	10

BAT Overall (N=3,677)
Global High Performance Norm (N=135,586)
Global High Performance Norm 75th Percentile.
*Shaded difference bar or * denotes a statistically significant difference.*

Slight differences from the norm are displayed in the Diversity questions, most particularly with reference to age. Employees in the 41-50 age category feel some discrimination on performance. The question of the advantage diversity brings is bespoke to British American Tobacco, and cannot therefore be compared as yet.

SUPPLIERS

6.92 Social performance of suppliers 6.93 Incidences of suppliers non-compliance with national or international standards 6.94 Frequency of monitoring of suppliers labour conditions	A basic coverage of social issues is included in the British American Tobacco supplier evaluation and improvement process.	Minimum standards for suppliers and sub-contractors are included in Employment Principles. All global suppliers are audited by British American Tobacco on a risk-determined frequency. The labour environment and safety are included. The following are examples of audit checklist questions: **Labour Environment:** The supplier should have employee working relationships that promote a stable and productive work force. ◦ How successful has the supplier been in avoiding labour-related work stoppages? ◦ How successfully have labour disputes been resolved without external intervention? ◦ To what extent is the supplier's work force integrated into the policy and decision-making process? **Safety:** The supplier should have an effective employee safety programme. ◦ How appropriate and extensive is the supplier's employee safety programme? ◦ How well does the supplier's safety record compare to others within the industry? ◦ To what extent is the supplier in compliance with Health & Safety requirements (including COSHH–hazardous substance control)?

WE WELCOME YOUR FEEDBACK

This report covers topics advised by the Global Reporting Initiative Guidelines and issues discussed with stakeholders during the UK dialogue sessions in London in 2001 and 2002, with relevant illustrations from dialogue held by Group companies in a further 13 countries in our first cycle of social reporting.

The stakeholder engagement will continue and we hope that all the concerns our stakeholders raise can be addressed going forward.

- **We welcome continuing dialogue.**
- **We welcome discussion to identify areas where our practices may be further improved.**
- **We welcome your views on this report and on the issues discussed.**

If you would like to send us your views, please contact us through our corporate website **www.bat.com/socialreport** or write to the Head of Social Reporting:

British American Tobacco
Globe House
4 Temple Place
London WC2R 2PG

Telephone: +44 (0) 20 7845 1000
Facsimile: +44 (0) 20 7240 0555

TO FIND OUT MORE

There is comprehensive information about British American Tobacco on our corporate website **www.bat.com**

If you would like further copies of this report, the British American Tobacco *Annual Review and Summary Financial Statement 2001*, or the Group corporate descriptive booklet *About Us*, please contact:

British American Tobacco Publications
Unit 4, Link 20
Bellingham Way, New Hythe
Kent ME20 6SP
UK

Telephone: +44 (0) 1622 794 710
Facsimile: +44 (0) 1622 794 711
E-mail: bat@burnham.co.uk

Published June 2002

Design and production **Serac Communications**

Printed in the UK by **Hyway Printing Group** using paper that was manufactured by the Zanders mill, which has the Nordic Swan accreditation for environmental excellence in production. It is 50 per cent totally chlorine free pulps and 50 per cent recycled and de-inked pulp from pre and post consumer waste, no use of chlorine is present in the de-inking process. The report has been printed using vegetable based inks, which are 100 per cent free of mineral oils and volatile organic compounds. Printed on a waterless press which uses approximately 80 per cent less water a year than a normal press. Hyway Printing Group is accredited to the ISO 14001 environment management system.